UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2013

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

ANNUAL BUSINESS REPORT

(From January 1, 2012 to December 31, 2012)

THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

IN ADDITION TO PREPARING FINANCIAL STATEMENTS IN ACCORDANCE WITH K-IFRS AS ADOPTED BY THE KOREAN ACCOUNTING STANDARDS BOARD (THE “KASB”) INCLUDED HEREIN, WE ALSO PREPARE FINANCIAL STATEMENTS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AS ADOPTED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (THE “IASB”) WHICH WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM 20-F.

BEGINNING WITH OUR FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH K-IFRS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012, WE ARE REQUIRED TO ADOPT CERTAIN AMENDMENTS TO K-IFRS NO. 1001, PRESENTATION OF FINANCIAL STATEMENTS, AS ADOPTED BY THE KASB IN 2012. THE AMENDMENTS REQUIRE OPERATING INCOME, WHICH IS CALCULATED AS OPERATING REVENUE LESS OPERATING EXPENSE, TO BE SEPARATELY PRESENTED ON THE CONSOLIDATED STATEMENT OF INCOME. OPERATING EXPENSE REPRESENTS EXPENSES INCURRED IN OUR MAIN OPERATING ACTIVITIES AND INCLUDES COST OF PRODUCTS THAT HAVE BEEN RESOLD AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

IN OUR CONSOLIDATED STATEMENTS OF INCOME PREPARED IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB, SUCH CHANGES IN PRESENTATION WERE NOT ADOPTED. AS A RESULT, THE PRESENTATION OF OPERATING INCOME IN OUR CONSOLIDATED STATEMENTS OF INCOME PREPARED IN ACCORDANCE WITH K-IFRS INCLUDED HEREIN DIFFERS FROM THE PRESENTATION OF OPERATING INCOME FROM CONTINUING OPERATIONS IN THE CONSOLIDATED STATEMENTS OF INCOME PREPARED IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB FOR THE CORRESPONDING PERIODS.

I.	COMPANY OVERVIEW

1.	Company Overview

Starting in the first quarter of 2011, the Company prepares and reports its financial statements under K-IFRS. The transition date of the Company and its consolidated subsidiaries to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s annual business report for the year ended December 31, 2012 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Asset as of Dec. 31, 2011 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services	420,829	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	319,948	Material
PAXNet Co., Ltd.	May 18, 1999	Database and online information services	33,949
Loen Entertainment, Inc.	Jul. 7, 1982	Music and audio publication	157,104	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	18,506
Commerce Planet Co., Ltd.	Jul. 1, 1997	Information technology and computer services	49,729
SK Broadband Co., Ltd.	Sep. 26, 1997	Multimedia and IP TV services	3,318,699	Material
Broadband Media Co., Ltd.	Aug. 25, 2005	Telemarketing services	90,018	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	48,057
Hwaitec Focus Investment Partnership 2	Dec. 12, 2008	Investment partnership	21,663
Open Innovation Fund	Dec. 22, 2008	Investment partnership	44,716
PS&Marketing Co., Ltd.	Apr. 3, 2009	Resale of telecommunication services	289,062	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Call center operation and telemarketing services	43,447
Service Top Co., Ltd.	Jul 1, 2010	Call center operation and telemarketing services	37,165
Network O&S Co., Ltd.	Jul. 1, 2010	Wireless telecommunication services	80,249	Material
BNCP Co., Ltd.	Dec. 7, 2009	Software development	28,631
SK Planet Co., Ltd.	Oct. 5,2011	Platform service	1,677,730	Material
Madsmart, Inc.	Mar. 21, 2011	Software development and digital contents sourcing services	—
SK Planet Japan, K.K.	Mar. 14, 2012	Software development and digital contents sourcing services	—
SK Planet Global PTE, LTD.	Aug. 14, 2012	Software development and digital contents sourcing services	—
SK Planet America LLC	Dec. 27, 2012	Software development and digital contents sourcing services	—
SK Global Healthcare Business Group	Sep. 14, 2012	Investment	—
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	36,810
Sky Property Mgmt., Ltd.	Jun. 20, 2007	Real estate rental	820,639	Material
Shenzhen E-eye High Tech Co., Ltd.	Apr. 1, 2000	Telematics services	23,569
SK China Real Estate Co., Ltd.	Mar. 19, 2009	Real estate investment	295
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Wireless telecommunication services	42,539
SKT Americas, Inc.	Dec. 29, 1995	Management consulting and investment	42,681
YTK Investment Ltd.	Jul. 1, 2010	Investment	51,218	Material
Atlas Investment	Jun. 24, 2011	Investment	50,643	Material
Technology Innovation Partners, L.P.	Jun. 24, 2011	Investment	—
SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	687

*	Material Subsidiary means a subsidiary with total assets of Won 50 billion or more as of the end of the latest fiscal year.

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website:http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless Business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. Since the introduction of services employing LTE technology in July 2011, the telecommunications market for such services has grown as demand for fast data transfer speeds and differentiated services has increased. Having reached over seven million LTE subscribers as of December 31, 2012, the Company is solidifying its leadership position in LTE services based on its technology and network operating expertise. The Company is also improving the profitability of its wireless business through efficient capital expenditures and marketing and enhancement of marketing network and products. In the business-to-business area, the Company is selling industry-specific solutions focused on healthcare and education through strategic alliances.

In addition, in order to strengthen our sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products to its customers through PS&Marketing Co., Ltd. (“PS&Marketing”), one of its subsidiaries. Furthermore, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks (including its CDMA, WCDMA and LTE networks), provides customers with quality network services and provides the Company with technological know-how in network operations.

(2)	Fixed-line Business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. With the adoption of K-IFRS in 2011, our broadband and fixed-line services segment also includes multimedia services and IP TV services provided by Broadband Media Co., Ltd., the Company’s consolidated subsidiary.

(3)	Other Businesses

The Company is pursuing customer satisfaction by providing the best service and generating new values in diverse areas in contents delivery, location-based services, media and mobile commerce. In the contents delivery service business, the Company provides high-quality digital contents in its leading mobile contents marketplace, T Store, which had more than 18.8 million subscribers as of December 31, 2012 and which the Company plans to expand globally.

In the location-based service business, users of the Company’s T-Map Navigation service surpassed 16.2 million in 2012. T-Map Navigation provides real time traffic information and various local information. In the media business, the Company provides “Hoppin” service that enables subscribers to access various multimedia contents through personal computers, mobile devices and other digital devices. In the commerce and advertising area, the Company’s 11th Street, which continues to gain market share, is a platform service that connects various sellers and purchasers on-line.

SK Communications Co., Ltd. (“SK Communications”) provides integrated portal services through NATE, social networking services through Cyworld and instant messaging services through NATE-ON. Key sources of revenue for SK Communications are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE, Cyworld and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of on-line media as an advertising outlet has resulted in a greatly expanded advertiser base, and the increasing variety in the format of advertising has contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include sales of on-line items to be used on Cyworld, contents sales and providing certain types of services. Revenues from contents and other services are generated through sales of on-line digital items through fixed-line Cyworld services and revenues generated by usage of mobile Cyworld services, which are shared with mobile phone service operators, as well as revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, movies and other contents services. In addition, SK Planet Co., Ltd. (“SK Planet”) receives revenue from its services agreement with the Company in connection with operation of WAP wireless NATE services.

The Company is also one of the leaders in the music services industry with the continued growth of Melon, its online music service, and its investments in music distribution and production.

In order to find future growth engines and strengthen the Company’s competitiveness, the Company has made strategic investments in YTK Investment Ltd., an investment fund company, and SKY Property Management Ltd., which owns SK Tower in Beijing, China.

See “II. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate Bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 22, 2010	Corporate bond	AAA	Korea Ratings	Regular rating
June 29, 2010	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2010	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
May 27, 2011	Corporate bond	AAA	Korea Ratings	Regular rating
June 13, 2011	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
June 23, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
December 12, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
December 13, 2011	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
December 16, 2011	Corporate bond	AAA	Korea Ratings	Current rating
June 21, 2012	Corporate bond	AAA	Korea Ratings	Regular rating
June 22, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
August 10, 2012	Corporate bond	AAA	Korea Ratings	Current rating
August 14, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
August 14, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(2)	Commercial Paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 22, 2010	CP	A1	Korea Ratings	Current rating
June 29, 2010	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2010	CP	A1	NICE Investors Service Co., Ltd.	Current rating
December 16, 2010	CP	A1	Korea Ratings	Regular rating
December 27, 2010	CP	A1	Korea Investors Service, Inc.	Regular rating
December 29, 2010	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
May 27, 2011	CP	A1	Korea Ratings	Current rating
June 13, 2011	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 23, 2011	CP	A1	Korea Investors Service, Inc.	Current rating
December 12, 2011	CP	A1	Korea Investors Service, Inc.	Regular rating
December 13, 2011	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
December 16, 2011	CP	A1	Korea Ratings	Regular rating
June 21, 2012	CP	A1	Korea Ratings	Current rating
June 22, 2012	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2012	CP	A1	NICE Investors Service Co., Ltd.	Current rating
December 18, 2012	CP	A1	Korea Ratings.	Regular rating
December 14, 2012	CP	A1	Korea Investors Service, Inc.	Regular rating
December 18, 2012	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International Credit Ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

2.	Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband Co., Ltd.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the Extraordinary General Meeting of Shareholders held on August 31, 2011, Jun Ho Kim was elected as an inside director and Jin Woo So resigned from the Company’s board of directors to transfer to an affiliate of the Company. At the 28th General Shareholders’ Meeting held on March 23, 2012, (1) Young Tae Kim and Dong Seob Jee were elected as inside directors, (2) Hyun Chin Lim was re-elected as an independent director, and (3) Hyun Chin Lim was re-elected as a member of the audit committee. At the 29th General Shareholders’ Meeting held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and member of the audit committee of the Company’s board of directors.

C.	Change in Company Name

On September 22, 2008, SK Broadband, one of our material consolidated subsidiaries, changed its name to SK Broadband Co., Ltd. from Hanaro Telecom Co., Ltd. to facilitate the sharing of SK Group’s corporate culture and brand. Similarly, on September 22, 2008, Broadband Media Co., Ltd., another of our material consolidated subsidiaries, changed its name to Broadband Media Co., Ltd. from Hanaro Media Co., Ltd. On March 23, 2012, SK hynix Inc., which became our subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual shareholders’ meeting.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1)	Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd. effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail

Method of Spin-off	Simple vertical spin-off

Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)

Effective Date	October 1, 2011

Set forth below is summary of financial position before and after the spin-off.

		(in millions of Won)
Description	Before the spin-off (As of September 30, 2011)	After the spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537
Total Liabilities	7,673,828	7,358,365	315,463
Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

Schedule of spin-off

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off and Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011

Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

•	In accordance with Article 530-1 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

•	In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2)	Acquisition of Shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.) (“SK Hynix”) (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire control of SK Hynix. The Company has a 21.05% equity interest in SK Hynix after the purchase.

[SK Broadband]

(1)	Merger

On July 26, 2012, the board of directors of SK Broadband resolved to merge Broadband D&M Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband D&M Co., Ltd.’s network maintenance business to Network O&S Co., Ltd. The merger was effective as of September 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On October 25, 2012, the board of directors of SK Broadband resolved to merge Broadband CS Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband CS Co., Ltd.’s customer service business to Service Ace Co., Ltd. The merger was effective as of December 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On January 4, 2013, the board of directors of SK Broadband approved the merger of Broadband Media Co., Ltd., its wholly-owned subsidiary, into SK Broadband. The merger was effective as of March 22, 2013. In connection with this merger, SK Broadband did not issue any new shares.

[SK Telink]

(1)	Merger

On July 22, 2010, the board of directors of SK Telink Co., Ltd. (“SK Telink”) approved the merger of TU Media Corp. into SK Telink effective as of November 1, 2010. In connection with this merger, SK Telink issued 256,763 shares of its common stock.

[SK Communications]

(1)	Spin-off

On August 6, 2008, the board of directors of SK Communications resolved to spin off its video education business to create Etoos Co., Ltd. (“Etoos”), effective as of November 1, 2008. The spin-off was intended to help SK Communications to better focus on its core businesses and to give each of its business divisions greater autonomy in making operational decisions based on technical expertise specific to the respective business division.

(2)	Disposition and acquisition of businesses

1. Disposition of publishing business division

On April 10, 2009, SK Communications sold its publishing business division to Etoos for Won 4,785 million in accordance with the resolution of its board of directors of March 5, 2009.

2. Acquisition of the “KUKU” division

On July 1, 2009, SK Communications purchased the “KUKU” division from SK I-Media Co., Ltd. for a purchase price of Won 1,157 million, in accordance with the June 25, 2009 resolution of its board of directors.

3. Disposition of the Spicus division

Pursuant to the July 23, 2009 resolution of its board of directors, SK Communications sold the Spicus division, its telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures on August 1, 2009 for a purchase price of Won 1,493 million.

(3)	Disposition of shares

1. Disposition of shares of Etoos

SK Communications sold all of its shares in Etoos to Cheong Sol pursuant to a resolution of its board of directors of October 19, 2009 and, as consideration, received Won 50,000 million principal amount of convertible bonds. Pursuant to a resolution of its board of directors of July 23, 2010, SK Communications converted Won 25 billion principal amount, out of a total of Won 50 billion principal amount, of convertible bonds of Etoos into 701,000 shares of Etoos (15.58%). Pursuant to a resolution of its board of directors of January 13, 2012, SK Communications sold Won 20 billion principal amount, out of the remaining Won 25 billion principal amount, of convertible bonds of Etoos Education Co., Ltd. to Shinhan Private Equity Fund No. 2 at a price of Won 19 billion.

2. Disposition of shares of SK i-Media

Pursuant to a resolution of its board of directors of October 17, 2011, SK Communications sold all shares of SK i-Media Co., Ltd. held by it to LK Media Tech Co., Ltd. at a price of Won 1 million.

3. Disposition of shares of U-Land, an overseas entity

Pursuant to a resolution of its board of directors of December 21, 2011, SK Communications sold all of its 29.85% interest in U-Land, an overseas entity, to SK Planet at a price of Won 10 million.

4. Disposition of shares of Service-In

On November 19, 2012, SK Communications sold all of its shares (80,000 common shares) in Service-In Co., Ltd., its subsidiary, to the chief executive officer of Service-In Co., Ltd., pursuant to a resolution of its board of directors of October 31, 2012.

E.	Other Important Matters related to Management Activities

[SK Telecom]

(1)	Bank loans

On February 14, 2012, the Company borrowed Won 2.5 trillion in a syndicated loan from a syndicate of Korean banks including Kookmin Bank and Woori Bank in order to finance the purchase of SK Hynix shares. Won 2 trillion of the loan matures in three years and Won 0.5 trillion of the loan matures in one year.

[SK Broadband]

SK Broadband, a material consolidated subsidiary of ours, acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for our broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, we did not believe such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on our business, and therefore we believed that such acquisitions did not require resolutions of our shareholders.

[SK Communications]

(1)	Leak of personal information

In July 2011, there was a leak of personal information of subscribers of NATE and Cyworld websites operated by SK Communications. As of December 31, 2012, twenty lawsuits were filed against SK Communications, alleging that the leak was caused by its poor management of subscribers’ personal information and seeking damages of approximately Won 5.5 billion. With respect to a few of the lawsuits, the relevant district courts have rendered judgments for the relevant plaintiffs’ claims in part and SK Communications has appealed such judgments to the applicable high courts, where the cases are currently pending. Other cases remain pending at various district courts in Korea.

[SK Telink]

On August 23, 2012, the board of directors of SK Telink resolved to discontinue operations of its satellite Digital Multimedia Broadcasting (“DMB”) services due to the decrease in satellite DMB subscribers and the continued burden of fixed costs.

3.	Total Number of Shares

A.	Total Number of Shares

(As of December 31, 2012)		(Unit: shares)
Classification	Share type			Remarks
	Common shares		Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	11,050,712	—	11,050,712	—
VI. Number of shares outstanding (IV-V)	69,694,999	—	69,694,999	—

On July 20, 2011, the Company publicly disclosed its plan to repurchase treasury shares. The Company repurchased 1.4 million shares of treasury shares from July 25, 2011 to September 30, 2011 through the Korea Exchange. For more information on the repurchase of treasury shares, please see public disclosures made on July 20, 2011 and October 5, 2011.

B.	Treasury Shares

(1)	Acquisitions and Dispositions of Treasury Shares

(As of December 31, 2012)								(Unit: Shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (–)	Retired (–)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
		Direct over-the- counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	77,974	—	—	—	77,974
			Preferred shares	—	—	—	—	—
Total			Common shares	11,050,712	—	—	—	11,050,712
			Preferred shares	—	—	—	—	—

*	Of the 11,050,712 shares acquired by the Company, 2,421,077 shares were deposited with the Korea Securities Depository as of March 22, 2013 for issuance upon conversion of the Company’s overseas convertible bonds.

4.	Status of Voting Rights

(As of December 31, 2012)			(Unit: shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	-
	Preferred share	—	-
Number of shares without voting rights (B)	Common share	11,050,712	Treasury shares
	Preferred share	—	-
Shares without voting rights pursuant to the Company’s articles of incorporation (C)	Common share	—	-
	Preferred share	—	-
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	-
	Preferred share	—	-
Shares with reestablished voting rights (E)	Common share	—	-
	Preferred share	—	-
The number of shares with exercisable voting right s (F = A – B – C – D + E)	Common share	69,694,999	-
	Preferred share	—	-

5.	Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 26th General Meeting of Shareholders held on March 12, 2010.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 318th Board of Directors’ Meeting on July 22, 2010.

(3)	Distribution of cash dividends was approved during the 27th General Meeting of Shareholders held on March 11, 2011.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 330th Board of Directors’ Meeting on July 28, 2011.

(5)	Distribution of cash dividends was approved during the 28th General Meeting of Shareholders held on March 23, 2012.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 344th Board of Directors’ Meeting on July 25, 2012.

(7)	Distribution of cash dividends was approved during the 29th General Meeting of Shareholders held on March 22, 2013.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

B.	Dividends for the Last 3 Fiscal Years

(Unit: in millions of Won, except per share value)
Classification		As of and for the year ended December 31, 2012	As of and for the year ended December 31, 2011	As of and for the year ended December 31, 2010
Par value per share (Won)		500	500	500
Net income		1,242,767	1,694,363	1,947,008
Net income per share (Won)		17,832	24,002	27,063
Total cash dividend		655,133	656,533	669,534
Total stock dividends		—	—	—
Percentage of cash dividend to available income (%)		52.7	38.7	34.4
Cash dividend yield ratio (%)	Common share	6.2	6.6	5.4
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	9,400	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

Prepared based on separate financial statements. Net income per share means basic net income per share.
*	The total cash dividend of Won 669,534 million for the year ended December 31, 2010 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.
*	The total cash dividend of Won 656,533 million for the year ended December 31, 2011 includes the total interim dividend amount of Won 71,095 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.
*	The total cash dividend of Won 655,133 million for the year ended December 31, 2012 includes the total interim dividend amount of Won 69,695 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.

II.	BUSINESS

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless telecommunication business consisting of mobile phone, wireless data, information telecommunication, (2) the fixed-line telecommunication business consisting of PSTN, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services, Internet portal services and music streaming services, among others.

1.	Business Overview

Summary Business Description of Material Consolidated Subsidiaries

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Resale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Network maintenance services such as the operation of the Company’s base stations and related transmission and power facilities
Fixed-line	SK Broadband Co., Ltd.	High-speed Internet, TV, telephone, commercial data and other fixed-line services
Broadband Media Co., Ltd.

Various media-related services, such as development of IP TV set boxes and value-added services, management of the transmission system for online digital contents, channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, pre-paid international card calling services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) services
Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, T Store, T-Map Navigation and Hoppin in the application, commerce and new media areas, among others
	SK Communications Co., Ltd.	Integrated portal services through NATE, social networking services through Cyworld and instant messaging services through NATE-ON
	Loen Entertainment, Inc.	Online music services, including operation of MelOn, a music portal, as well as production and sales of music albums
	Sky Property Mgmt., Ltd.	Established for the purpose of holding SK Tower located in Beijing, China
	YTK Investment Ltd.	Established to strategically invest in funds in order to find future growth opportunities and strengthen the Company’s competitiveness
Atlas Investment

[Wireless Business]

A.	Industry Characteristics

As of December 31, 2012, the number of domestic mobile phone subscribers reached 53.62 million and, with more than a 100% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, the penetration rate is expected to increase further due to increased use of mobile phones by corporate users resulting from the rapid growth of smartphone markets, as well as the increasing popularity of high-tech mobile devices based on wireless data services such as tablet computers.

The Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the HSPA+ network commercialized in October 2010 and the LTE network introduced in July 2011, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

B.	Growth Potential

				(Unit: 1,000 persons)
Classification		As of December 31,
		2012	2011	2010	2009	2008
Number of subscribers	SK Telecom	26,961	26,553	25,705	24,270	23,032
	Others (KT, LGU+)	26,663	25,954	25,062	23,675	22,575
	Total	53,624	52,507	50,767	47,944	45,607

(Source: Korea Communications Commission website)

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and wireless Internet. The importance of the business-to-business segment, which creates added value by selling and developing various solutions, is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Historical market share of the Company:

(Unit: %)
Classification	As of December 31,
	2012	2011	2010	2009
Mobile communication services	50.3	50.6	50.6	50.6

(Source: Korea Communications Commission website)

Comparative market share:

(As of December 31, 2012)		(Unit: %)
Classification	SK Telecom	KT	LGU+
Market share	50.3	30.8	18.9

(Source: Korea Communications Commission website)

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunication service provider into a comprehensive information and communication technology (“ICT”) service provider. It has continued to expand the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. For the year ended December 31, 2012, the Company recorded Won 16.3 trillion in operating revenue and Won 1,760 billion in operating income on a consolidated basis and Won 12.33 trillion in revenue and Won 1,680 billion in operating income on a separate basis.

The number of subscribers as of December 31, 2012 was 26.96 million, an increase of approximately 408,000 from the previous year. In particular, the number of smartphone subscribers as of December 31, 2012 was 16.18 million, an increase of 4.92 million from the previous year, including 7.53 million LTE subscribers, solidifying the Company’s market leadership. The Company upgraded the quality of data services by providing commercial LTE services, enabling streaming of high-quality videos, high-definition voice services such as high-definition video conference calls and joyn.T, an all-IP next generation integrated communications service. The Company also plans to enhance customer satisfaction by improving network quality.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 15 years, 15 years and 13 years, respectively.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, 7Mobile, which is offered at reasonable rates and provides excellent quality. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless products to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company involved in wholesale, retail and online sales, offers fixed-line and wireless telecommunication products and services to meet the lifestyle needs of customers.

[Fixed-line Business]

A.	Industry Characteristics

Mergers among fixed-line operators and wireless operators have accelerated the convergence within the Korean telecommunications industry, creating a market structure in which groups with both fixed-line and wireless capabilities compete for greater market share to secure a more solid footing in the market. In addition, with the introduction of smartphones, tablet computers and other devices with enhanced mobility and the expansion of LTE service, wireless Internet usage has become a norm. As subscribers to various bundled wireless and fixed-line products are continuing to increase, subscribers to IPTV services are rapidly increasing. The market for our corporate business is also growing with cloud computing, mobile offices and other new information and communications technologies being commercialized. The increased usage of smartphones and tablet computers has greatly increased the demand for wireless data transmissions, thereby further emphasizing the importance of fixed-line networks.

We believe the transition to digital TV services will accelerate when analog open air TV broadcasting terminates at the end of 2012. With the introduction of new services such as smart TVs, we are seeing stronger competition in various convergence products, such as mobile IPTV and N-screen services employing smartphones and tablet computers.

B.	Growth Potential

(Unit: 1,000 persons)
Classification		As of December 31,
		2012	2011	2010
Fixed-line Subscribers	High-speed Internet	18,254	17,860	17,224
	Fixed-line telephone	18,459	18,633	19,273
	IPTV (real-time)	6,310	3,591	2,740

(Source: Korea Communications Commission website)

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are generally not sensitive to cyclical economic changes. Demand for these services also does not show seasonal fluctuations.

We expect that the accelerated transition to digital TV services as a result of the termination of analog open air TV broadcasting, as well as the entrance of Google Inc. (“Google”) and Apple Inc. (“Apple”) into the television market and the introduction of smart TV products, will present opportunities by expanding the market size and increasing consumers’ interests. We are strengthening our competitiveness in the TV business by improving the performance of our TV set boxes and expanding the number of popular channels, as well as introducing mobile IPTV services using N-screen.

Historical market share of the Company:

	(Unit: %)
Classification	As of December 31,
	2012	2011	2010
High-speed Internet (include resales)	24.1	23.5	23.2
Fixed-line telephone (include VOIP)	16.5	14.6	13.7
IPTV (real-time)	22.2	19.3	23.8

(Source: Korea Communications Commission website)

D.	Business Overview and Competitive Strengths

SK Broadband, which in 1999 became the first company in the world to commence commercial ADSL services, has strengthened its co-marketing efforts with SK Telecom. The co-marketing efforts and the enhanced competitiveness of the bundled products have resulted in an expanded subscriber base across all of our businesses, including broadband Internet, telephone and IPTV. In particular, we have positioned ourselves to focus on corporate customer services as one of the key strategic areas for mid- to long-term growth, and our efforts to exploit new information and communications technology-based businesses have led to revenue growth and strengthening of our competitiveness in the emerging business-to-business market.

SK Telink, a material consolidated subsidiary of the Company, provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. SK Telink plans to strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, while satisfying customers’ diverse needs for new services.

[Other Business]

A. Industry Characteristics

As the number of smartphones distributed in Korea exceeds 30 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, T Store). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. .

B. Growth Potential

The Company expects that the scope and value generated by the platform business, including application and content marketplaces and N-screen services, will increase, as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve.

As the wireless network evolves to LTE, business opportunities for the platform business are growing, which include multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses.

C. Domestic and Overseas Market Conditions

(1)	Competition

•	Application Marketplace

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among ecosystems that include application developers as well as platform operators.

•	Commerce Markets

The Company expects that on-line commerce markets will continue to grow due to the growth potential of the Internet shopping population and the strengthening of on-line business models by off-line operators. The Korean advertising market is expected to grow from Won 7.4 trillion in 2010 to Won 10.0 trillion in 2015. In particular, mobile advertising is expected to grow rapidly to Won 0.8 trillion in 2015, primarily due to the popularity of smartphones and convergence with location-based advertising.

•	Media Contents Market

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, which is called N-screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in the on-line and mobile video market.

Although Internet portal service providers provide more or less identical types of services, including search, social networking, email, news and other content services, for each type of service, a small number of service providers with specialized expertise are enjoying relatively large market shares. However, the portal services market has a relatively low entry barrier and there is increased competition from new entrants. In addition, the ease of access to services provided by competitive foreign providers is also adding to a highly competitive market environment.

(2)	Market Share

“CyWorld” service, our social networking website in Korea, had 26 million cumulative subscribers, 14 million net users and a page view of 6 billion as of December 2012. Our “Nate-On” service had the largest market share of 74.4% in the instant messenger market in Korea with 8 million net users as of December 2012. Our “Nate” search portal service had a market share of 1.8% as of December 2012. (Source: Korean Click, Company data).

D. Business Overview and Competitive Strengths

SK Planet plans to expand its platform ecosystem focusing on its “Open & Collaboration” motto in operating its digital content marketplaces such as T Store and Hoppin, commerce marketplaces such as 11th Street and Smart Wallet and location-based services such as T-Map Navigation, thereby ultimately increasing its enterprise value.

•	Digital Content Marketplace

T Store, launched in September 2009, reached 18.8 million subscribers and cumulative downloads of 1 billion as of December 2012, solidifying its leadership position in the Korean application market and plans to widen its services to tablets and navigation devices. The Company intends to further develop T Store into a global service platform by evolving it into a personalized gateway through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

The Company’s “Hoppin” service, which provides N-screen media service enabling subscribers to enjoy video on demand through a number of N-screen compatible devices, including smartphones, tablets and PCs. Through continual service improvements and stable service provision, Hoppin has become the leading mobile video on demand service with over 300 million subscribers as of October 2012. The Company plans to market this service globally based on its experience in the Korean IT infrastructure environment.

•	Commerce (Open Market)

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market and is also firmly establishing its position as the leader in the mobile commerce market. Future growth plans include overseas joint ventures based on 11th Street’s business expertise.

•	Location-based Service

T-Map Navigation provides map, local information, real-time traffic information and navigation services. With cumulative subscribers of 16.23 million as of December 31, 2012, T-Map Navigation is one of the leading location-based service platforms in Korea. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

•	Media Platform

The Company’s media platform business started with its “Hoppin” service, which provides N-screen media service enabling subscribers to enjoy contents through a number of devices. Hoppin has expanded its services to more types of smartphones and tablets and has 3.38 million subscribers as of December 31, 2012. The Company plans to develop Hoppin service into a media platform acting as an intermediary of various N-screen services. It also plans to provide media platform services in overseas markets in stages.

•	Mobile Social Networking Service

In the first quarter 2012, SK Planet, a subsidiary of the Company, acquired Madsmart Inc., which provides “tic-toc” service, in order to expand its business to mobile communication and social networking services. Mobile social networking, still in its early stage of development, presents ample opportunities for new businesses and is expected to grow rapidly in the future. In October 2012, the Company completed the development of a global mobile social networking service and released it globally, including to the U.S. and South East Asia. SK Planet plans to create synergies from the acquisition of Madsmart Inc. by combining its know-how in platform services and the strengths of “tic-toc” in social networking services.

•	Music Business

The Company’s online music site, MelOn, has continued to increase its sales and, for the past four years, has been recognized as having the largest market share and the highest brand recognition in the digital music sales market in Korea. As of December 31, 2012, the Company supports all major smartphone and tablet devices introduced in Korea, including the iPhone and the iPad, and is strengthening its support for its mobile customers who use MelOn services in a multi-device environment. From January 2013, the Ministry of Culture, Sports and Tourism has required online music streaming service providers to pay increased licensing fees to copyright holders and in response, MelOn released various new services and increased the fees for its services. With a wider range of options for subscribers and a more reasonable profit distribution structure for copyright holders, the Company expects to establish a coexistent structure for copyright holders and music distribution platforms. The Company plans to strengthen its leadership in the mobile market and increase the number of its subscribers by responding to changes in the smart device and 4G LTE network environment, providing reliable service operations and continually improving service, offering relevant and special music related contents to its customers and engaging in diverse and differentiated marketing promotion activities.

Satellite DMB

The Company launched its Hanbyul satellite in 2004 and received government approval in December 30, 2004 to provide satellite DMB services. Broadcasting through satellite DMB commenced in May 2005 and satellite DMB services expanded nationwide thereafter. On August 23, 2012, the board of directors resolved to discontinue operation of its satellite DMB services due to the rapid decrease in satellite DMB subscribers and the continued burden of fixed costs.

2.	Major Products & Services

A.	Updates on Major Products and Services

(Unit: in millions of Won, %)
Business	Major companies	Item	Major trademarks	Sales amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd., Service Top Co. Ltd., Network O&S Co., Ltd.	Mobile Communication Service, Wireless Data Service, Information Telecommunication Service	T and others	13,218,904 (81%)
Fixed-line	SK Broadband Co., Ltd., Broadband Media Co., Ltd., SK Telink Co., Ltd.	Fixed-line Phone, High Speed Internet, Data and Network Lease Service	B tv , 00700 international call and others	2,193,861 (13%)
Other	SK Planet Co., Ltd , Commerce Planet Co., Ltd , SK Communications Co., Ltd., PAXNet Co., Ltd., Loen Entertainment, Inc., SKT Americas, Inc., SK Telecom China Holdings Co., Ltd.	Internet Portal Service, Game Service	NATE, 11th Street, T Store, T-Map Navigation, MelOn, Cyworld and others	887,714 (5%)

Total				16,300,479 (100%)

B.	Price Fluctuation Trend of Major Products and Services

[Wireless Business]

In the past, based on the Company’s basic monthly subscription plan, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds and based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of December 31, 2012, based on the Company’s standard monthly subscription plan, the basic service fee was Won 11,000 per month and the usage fee was Won 1.8 per 1 second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. For the year ended December 31, 2012, broadband Internet and TV services comprised 46.3% of SK Broadband’s revenue, telephony service 24.0%, corporate data services 23.5% and other telecommunications services 6.2%.

3.	Investment Status

[Wireless Business]

A. Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2012	Network, systems and others	Capacity increase and quality improvement; systems improvement	28,000	28,584	To be determined

Total				-	28,000	28,584	To be determined

B. Future Investment Plan

(Unit: in 100 millions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2013	2014	2015
Network/Common	Network, systems and others	21,000	21,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

Total		21,000	21,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

[Fixed-line Business]

A. Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	2012	Backbone and subscriber network / others	Expand subscriber networks and facilities	4,113	1,172	To be determined
Telephone						126
Television						1,009
Corporate Data				Increase leased-line and integrated information system		1,012
Others				Expand networks		794

Total						4,113

4.	Revenues

(Unit: in millions of Won)
Business	Sales type	Item		For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Wireless	Services	Mobile communication	Export	14,202	1,331	599
			Domestic	13,204,702	13,100,614	12,919,663

			Subtotal	13,218,904	13,101,945	12,920,262

Fixed-line	Services	Fixed-line, B2B data, High- speed Internet, TV	Export	29,883	28,070	30,883
			Domestic	2,163,978	2,134,498	2,196,424

			Subtotal	2,193,861	2,162,568	2,227,307

Other	Services	Display and Search ad., Content	Export	4,698	12,036	12,000
			Domestic	883,016	711,729	439,593

			Subtotal	887,714	723,765	451,726

Total			Export	48,783	41,437	43,482
			Domestic	16,251,696	15,946,841	15,555,680

			Total	16,300,479	15,988,278	15,599,162

(Unit: in thousands of Won)
For the year ended December 31, 2012	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	14,475,379	3,018,156	1,648,142	19,141,677	(2,841,198)	16,300,479

Internal sales	1,256,475	824,295	760,428	2,841,198	(2,841,198)	—
External sales	13,218,904	2,193,861	887,714	16,300,479	—	16,300,479
Operating income (loss)	1,683,431	53,115	23,625	1,760,171	—	1,760,171
Profit (loss)	1,280,730	(7,352)	(18,378)	1,255,000	—	1,255,000

Total assets	22,860,867	3,349,715	3,298,775	29,509,357	(3,913,797)	25,595,560

Total liabilities	10,281,115	2,105,282	860,337	13,246,734	(505,957)	12,740,777

5.	Derivative Transactions

(1) Currency swap contract applying cash flow risk hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar-denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2012, in connection with this unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 2,391 million (net of tax effect totaling Won 263 million and foreign currency translation loss arising from U.S. dollar-denominated long-term borrowings totaling Won 12,310 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with six banks, including Morgan Stanley, to hedge the foreign currency risk of unguaranteed U.S. dollar-denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007, and has applied cash flow hedge accounting to this cross currency swap contract starting from May 12, 2010. Accordingly, as of December 31, 2012, in connection with this unsettled cross currency swap contract, an accumulated loss on valuation of derivatives amounting to Won 37,047 million (net of tax effect totaling Won 11,828 million and foreign currency translation gain arising from these unguaranteed U.S. dollar-denominated bonds totaling Won 28,628 million) was accounted for as accumulated other comprehensive loss. In connection with this cross currency swap contract, a gain on valuation of the cross currency swap contract incurred before application of cash flow hedge accounting of Won 129,806 million was recognized.

The Company has entered into a floating-to-fixed cross currency swap contract with two banks, including DBS, to hedge the foreign currency risk and the interest rate risk of floating-rate U.S. dollar-denominated bonds with face amounts totaling US$250,000,000 issued on December 15, 2011. As of December 31, 2012, in connection with this unsettled cross currency interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 6,152 million (net of tax effect totaling Won 1,964 million and foreign currency translation gain arising from these unguaranteed U.S. dollar-denominated bonds totaling Won 21,668 million) was accounted for as other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar-denominated bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of December 31, 2012, in connection with this unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 121 million (net of tax effect totaling Won 39 million and foreign currency translation gain arising from these Singapore dollar-denominated bonds totaling Won 554 million) was accounted for as accumulated other comprehensive loss.

The Company has entered into a fixed-to-fixed cross currency swap contract with six banks, including Citibank, to hedge the foreign currency risk of its Swiss Franc-denominated bonds with face amounts totaling CHF 300,000,000 issued on June 12, 2012. As of December 31, 2012, in connection with this unsettled cross currency swap contract, an accumulated loss on valuation of derivatives amounting to Won 5,999 million (net of tax effect totaling Won 1,915 million and foreign currency translation gain arising from its Swiss Franc-denominated bonds totaling Won 11,550 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with ten banks, including Barclays, to hedge the foreign currency risk of unguaranteed U.S. dollar-denominated bonds with face amounts totaling US$700,000,000 issued on November 1, 2012. As of December 31, 2012, in connection with this unsettled cross currency swap contract, an accumulated loss on valuation of derivatives amounting to Won 12,419 million (net of tax effect totaling Won 3,965 million and foreign currency translation gain arising from these unguaranteed U.S. dollar-denominated bonds totaling Won 13,485 million) was accounted for as accumulated other comprehensive loss.

(2) Convertible options not designated as hedged items

The Company sold its entire stake in Etoos Co., Ltd., which had been held by SK Communications Co., Ltd. prior to 2011, to Cheongsol Academy. In connection with this transaction, the Company received convertible bonds with conversion rights as consideration and recognized losses on the valuation of derivatives of Won 286 million and Won 943 million for the years ended December 31, 2012 and 2011, respectively.

(3) The fair values of the derivative instruments described above as of December 31, 2012 are recognized as derivative assets or derivative liabilities under current assets, non-current assets or current liabilities on the Company’s balance sheet. Details are as follows:

(Unit: in thousands of Won)
Category	Subject of Risk Hedge	Contract Period	Fair Value of Derivative Instruments
			Designated as Hedging Instrument	Not Designated as Hedging Instrument	Total
Currency Swap (Current Asset)	U.S. dollar-denominated long-term borrowings (principal amount of US$100,000,000)	From Oct. 10, 2006 to Oct. 10, 2013	9,655,850	—	9,655,850
Currency Swap (Non-current Asset)	Unguaranteed U.S. dollar-denominated bonds (face amount of US$400,000,000)	From Jul. 20, 2007 to Jul. 20, 2027	52,302,976	—	52,302,976
Conversion Right (Non-current Asset)	Convertible bonds (Available-for-sale securities)(*) (face amount of Won 50,000,000,000)	From Sep. 1, 2009 to Aug. 31, 2014	—	689,144	689,144

Total derivative assets			61,958,826	689,144	62,647,970

Currency Swap (Non-current Liability)	Floating-rate U.S. dollar-denominated bonds (face amount of US$250,000,000)	From December 15, 2011 to December 12, 2014	13,551,534	—	13,551,534
	Floating-rate Singapore dollar-denominated bonds (face amount of SGD 65,000,000)	From December 15, 2011 to December 12, 2014	714,268	—	714,268
	Floating-rate Swiss Franc-denominated bonds (face amount of CHF 300,000,000)	From June 12, 2012 to June 12, 2017	19,464,329	—	19,464,329
	Floating-rate U.S. dollar-denominated bonds (face amount of US$700,000,000)	From November 1, 2012 to May 1, 2018	29,869,056	—	29,869,056

Total derivative liabilities			63,599,187	—	63,599,187

(*)	The fair value of Won 689,144,000 of the conversion rights of the convertible bonds held by SK Communications, a subsidiary of the Company, was recognized as a non-current derivative asset.

6.	Major Contracts

[SK Telecom]

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount (in 100 millions of Won)
Service	SK Planet Co., Ltd.	January 1, 2012	December 31, 2012	B2B contents contract for 2012 with SK Planet (T-Map Navigation, T-Gift, Nate FZ, T-Cloud)	6,167
Service	Service Ace Co., Ltd.	April 1, 2012	April 1, 2013	Operation of Roaming Centers in 2012	54
Goods	HAPPYNARAE Co., Ltd.	May 1, 2012	April 30, 2013	Maintenance, repair and operations purchasing and agency services	150
Real Estate	Individual	First half 2012	-	Purchase of regional centers (Gangdong regional center and ten others)	81

Subtotal					6,452

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

Counterparty	Contract Contents	Contract Period	Note

Telecommunication service providers	Interconnection among telecommunication service providers	-	Interconnection among telecommunication service providers

KEPCO	Provision of electric facilities	From Dec. 2012 to Dec. 2013	Use of electricity poles

Seoul City Railway	Use of telecommunication line conduits	From Jan. 2009 to Dec. 2012	Use of railway telecommunication conduit

Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013	Use of railway telecommunication conduit

Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2013	Use of railway telecommunication conduit

Gwangju City Railway	Use of telecommunication line conduits	From Sep. 2010 to Dec. 2012	Use of railway telecommunication conduit

[SK Planet]

Counterparty	Contract Contents	Contract Period	Amount
SK Communications	Operation of shopping business at Nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Variable depending on the NATE shopping revenues and other factors

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount

Daum Communications	Cost-per-click Internet search advertisement	-	Amount determined based on the number of clicks

SK Construction Co., Ltd.	Construction of Pangyo Office Building	23 months	Won 61.9 billion

SK Planet Co., Ltd.	Operation of shopping business at nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Minimum guarantee of Won 18.4 billion for the period from Jul. 1, 2011 to Dec. 31, 2011; Amounts for 2012 and 2013 are to be determined depending on the NATE shopping revenues and other factors

Daum Communications	Business and service cooperation regarding search advertisement	-	Revenues are allocated in accordance with certain set percentages

SK Communications and Daum Communications have agreed not to publicly disclose the contract period with respect to the contract with Daum Communications.
On February 1, 2013, the board of directors of SK Communications resolved to sell the Pangyo office building (which is currently under construction) and certain land it owns to SK Planet for Won 74.9 billion. This amount is subject to the approval of the Gyeonggi Provincial Government.

7.	R&D Investments

(Unit: in millions of Won)
	Category	For the year ended December 31,			Remarks
		2012	2011	2010
	Raw material	42	45	41	—
	Labor	59,050	48,656	49,441	—
	Depreciation	163,295	149,850	143,131	—
	Commissioned service	62,399	40,257	98,545	—
	Others	61,546	57,118	64,755	—

	Total R&D costs	346,332	295,927	355,913	—

Accounting	Sales and administrative expenses	304,557	289,979	352,186	—
	Development expenses (Intangible assets)	41,775	5,948	3,727	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.12%	1.85%	2.28%

8.	Other information relating to investment decisions

[SK Telecom]

A. Trademark Policies

The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.

The Company’s Brand Management Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.

B. Business-related Intellectual Property

The Company holds 4,750 Korean-registered patents, 271 U.S.-registered patents, 159 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 842 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T”. The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

SK Broadband holds 320 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of December 31, 2012, SK Planet held 2,033 registered patents, 91 registered design marks,1,027 registered trademarks and one copyright (including those held jointly with other companies) in Korea. It also holds 24 U.S.-registered patents, 35 Chinese-registered patents, 8 Japanese-registered patents, 15 E.U.-registered patents (all including patents held jointly with other companies) and 118 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of December 31, 2012, SK Communications held 62 registered patents, 26 registered design rights and 700 registered trademarks in Korea.

C. Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

FINANCIAL INFORMATION

9.	Summary Financial Information (Consolidated)

A.	Summary Financial Information (Consolidated)

(Unit: in thousands of Won, except for number of companies)
	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Current Assets	5,294,420,978	6,117,478,958	6,653,991,923
• Cash and Cash Equivalents	920,124,810	1,650,793,876	659,404,935
• Accounts Receivable – Trade, net	1,954,920,332	1,823,169,889	1,949,397,279
• Accounts Receivable – Other, net	582,098,398	908,836,454	2,531,847,155
• Others	1,837,277,438	1,734,678,739	1,513,342,554
Non-Current Assets	20,301,138,645	18,248,557,471	16,478,397,157
• Long-Term Investment Securities	953,712,512	1,537,945,216	1,680,582,091
• Investments in Associates	4,632,477,315	1,384,605,401	1,204,691,805
• Property and Equipment, net	9,712,718,716	9,030,998,201	8,153,412,683
• Intangible Assets, net	2,689,657,645	2,995,803,300	1,884,955,652
• Goodwill	1,744,483,009	1,749,932,878	1,736,649,137
• Others	568,089,448	1,549,272,475	1,818,105,789

Total Assets	25,595,559,623	24,366,036,429	23,132,389,080

Current Liabilities	6,174,895,434	6,673,589,809	6,202,170,452
Non-Current Liabilities	6,565,881,872	4,959,737,573	4,522,219,358

Total Liabilities	12,740,777,306	11,633,327,382	10,724,389,810

Equity Attributable to Owners of the Parent Company	11,854,777,781	11,661,880,863	11,329,990,900
Share Capital	44,639,473	44,639,473	44,639,473
Capital Deficit and Other Capital Adjustments	(288,882,796)	(285,347,419)	(78,952,875)
Retained Earnings	12,124,657,526	11,642,525,267	10,721,249,327
Reserves	(25,636,422)	260,063,542	643,054,975
Non-controlling Interests	1,000,004,536	1,070,828,184	1,078,008,370

Total Equity	12,854,782,317	12,732,709,047	12,407,999,270

Number of Companies Consolidated	32	31	32

(Unit: in thousands of Won, except for per share amounts)
	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Operating Revenue	16,300,479,280	15,926,468,674	15,489,373,747
Operating Income	1,760,171,449	2,295,613,330	2,555,781,816
Profit Before Income Tax	1,550,887,182	2,240,689,573	2,373,223,839
Profit for the Year	1,115,662,553	1,582,073,280	1,766,834,754
Profit for the Year Attributable to Owners of the Parent Company	1,151,704,905	1,612,889,086	1,841,612,790
Profit for the Year Attributable to Non-controlling Interests	(36,042,352)	(30,815,806)	(74,778,036)
Earnings Per Share (Won)	16,525	22,848	25,598
Diluted Earnings Per Share (Won)	16,141	22,223	24,942

B.	Changes to Accounting Standards Adopted During 2012

(1) Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No.1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(2) Presentation of Financial Statements

The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ starting with the year ended December 31, 2012. The Company’s operating income is calculated as operating revenue less operating expense. Operating expense represents expense incurred from the Company’s main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

•	Impact of changes in accounting policies

The Company retrospectively applied the amendments to K-IFRS No. 1001, the impact of which is as follows:

(Unit: in millions of Won)
	For the year ended December 31, 2012	For the year ended December 31, 2011
Operating income before adoption of the amendment	1,766,253	2,189,289
Differences:
Other non-operating income
Fees revenues	(3,982)	(5,264)
Gain on disposal of property and equipment and intangible assets	(162,590)	(6,275)
Others	(29,462)	(35,889)

Total other non-operating income	(196,034)	(47,428)

Other non-operating expense
Impairment loss on property and equipment and intangible assets	38,623	2,580
Loss on disposal of property and equipment and intangible assets	11,398	16,372
Donations	81,357	90,115
Bad debt for accounts receivable – other	30,107	12,847
Others	28,467	31,838

Total other non-operating expense	189,952	153,752

Operating income after adoption of the amendment	1,760,171	2,295,613

10.	Summary Financial Information (Separate)

A.	Summary Financial Information (Separate)

(Unit: in thousands of Won)
	As of December 31, 2012	As of December 31, 2011	As of December 31,2010
Current Assets	2,589,699,186	3,948,077,706	5,316,976,799
• Cash and Cash Equivalents	256,576,827	895,557,654	357,469,908
• Accounts Receivable – Trade, net	1,407,205,772	1,282,233,900	1,453,060,673
• Accounts Receivable – Other, net	383,048,424	774,221,266	2,499,969,010
• Others	542,868,163	996,064,886	1,006,477,208
Non-Current Assets	19,659,803,155	16,572,449,699	14,410,149,512
• Long-Term Investment Securities	733,893,220	1,312,437,834	1,517,029,011
• Investments in Associates	7,915,546,670	4,647,505,583	3,584,394,790
• Property and Equipment, net	7,119,090,098	6,260,168,675	5,469,747,495
• Intangible Assets, net	2,187,872,109	2,364,795,182	1,424,968,542
• Goodwill	1,306,236,299	1,306,236,299	1,308,422,097
• Others	397,164,759	681,306,126	1,105,587,577

Total Assets	22,249,502,341	20,520,527,405	19,727,126,311

Current Liabilities	4,343,086,486	4,467,005,877	4,561,013,611
Non-Current Liabilities	5,529,367,602	4,087,219,816	3,585,155,050

Total Liabilities	9,872,454,088	8,554,225,693	8,146,168,661

Share Capital	44,639,473	44,639,473	44,639,473
Capital Deficit and Other Capital Adjustments	(236,160,479)	(236,016,201)	(24,643,471)
Retained Earnings	12,413,981,340	11,837,184,788	10,824,355,758
Reserves	154,587,919	320,493,652	736,605,890

Total Equity	12,377,048,253	11,966,301,712	11,580,957,650

(Unit: in thousands of Won, except per share amounts)
	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Operating Revenue	12,332,719,444	12,551,255,630	12,514,520,922
Operating Income	1,675,388,351	2,184,498,641	2,530,954,768
Profit Before Income Tax	1,546,719,635	2,274,421,558	2,503,637,367
Profit for the Year	1,242,767,480	1,694,363,093	1,947,007,919
Earnings Per Share (Won)	17,832	24,002	27,063
Diluted Earnings Per Share (Won)	17,406	23,343	26,366

B.	Changes to Accounting Standards Adopted During 2012

(1) Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No.1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(2) Presentation of financial statements

The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ starting with the year ended December 31, 2012. The Company’s operating income is calculated as operating revenue less operating expense. Operating expense represents expense incurred from the Company’s main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

•	Impact of changes in accounting policies

The Company retrospectively applied the amendments to K-IFRS No. 1001, the impact of which is as follows:

(Unit: in millions of Won)
	For the year ended December 31, 2012	For the year ended December 31, 2011

Operating income before adoption of the amendment	1,703,497	2,086,648
Differences:
Other non-operating income
Fees revenues	(6,617)	(6,173)
Gain on disposal of property and equipment and intangible assets	(142,988)	(1,760)
Others	(12,151)	(15,291)

Total other non-operating income	(161,756)	(23,224)

Other non-operating expense
Impairment loss on property and equipment and intangible assets	15,438	—
Loss on disposal of property and equipment and intangible assets	9,628	15,752
Donations	77,357	88,652
Bad debt for accounts receivable – other	21,845	7,815
Others	9,379	8,855

Total other non-operating expense	133,647	121,074

Operating income after adoption of the amendment	1,675,388	2,184,498

11.	K-IFRS: Preparation, Impact to Financial Statements and Changes in the Accounting Principles Implemented

•	Transition to K-IFRS

The Company prepares its financial statements in accordance with K-IFRS starting from fiscal year 2011 which commenced on January 1, 2011. The Company’s financial statements in previous periods were prepared in accordance with Korean GAAP. The Company’s financial statements for fiscal year 2010, which are presented for comparison, were prepared in accordance with K-IFRS with January 1, 2010 as the transition date and pursuant to K-IFRS No. 1101, “First-time Adoption of Korean International Financial Reporting Standards.”

III.	AUDITOR’S OPINION

1.	Auditor (Consolidated)

Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
KPMG Samjong Accounting Corp.	Deloitte Anjin LLC	Deloitte Anjin LLC

2.	Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Year ended December 31, 2012	Unqualified	-
Year ended December 31, 2011	Unqualified	-
Year ended December 31, 2010	Unqualified	-

3.	Auditor (Separate)

Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
KPMG Samjong Accounting Corp.	Deloitte Anjin LLC	Deloitte Anjin LLC

4.	Audit Opinion (Separate)

Period	Auditor’s opinion	Issues noted
Year ended December 31, 2012	Unqualified	-
Year ended December 31, 2011	Unqualified	-
Year ended December 31, 2010	Unqualified	-

5.	Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

(Unit: in thousands of Won / hour)
Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2012	KPMG Samjong Accounting Corp.	Semi-annual review	1,220,000	19,583
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2011	Deloitte Anjin LLC	Semi-annual review	1,364,000	14,033
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2010	Deloitte Anjin LLC	Semi-annual review	1,563,770	16,810
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		IFRS-based financial statements review
		English financial statements review and other audit task

B.	Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)
Period	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2012	N/A	N/A	N/A	N/A
Year ended December 31, 2011	April 11, 2011	Tax consulting	30 days	45,000
	April 28, 2011	Tax consulting	30 days	45,000
Year ended December 31, 2010	July 20,2010	Management consulting	4 days	5,000
	July 28, 2010	Tax consulting	15 days	18,000
	July 28, 2010	Tax consulting	5 days	6,600
	July 28, 2010	Tax consulting	30 days	40,000
	July 28, 2010	Tax consulting	20 days	23,100
	December 23, 2010	Tax consulting	3 days	7,700
	December 23, 2010	Tax consulting	20 days	24,600
	December 29, 2010	Tax consulting	15 days	17,000

6.	Change of Independent Auditors

Starting from 2012, the Company changed its independent auditors to KPMG Samjong Accounting Corp. from Deloitte Anjin LLC due to the expiration of the audit contract with Deloitte Anjin LLC.

IV.	MANAGEMENT DISCUSSION AND ANALYSIS

1.	Forward-Looking Statements

This section contains forward-looking statements with respect to the financial condition, results of operations and business of the Company and plans and objectives of the management of the Company. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

The Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this section, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of the Company and the political and economic environment in which the Company will operate in the future, and therefore you should not place undue reliance on them.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

2.	Overview

The Company had many meaningful achievements in 2012. The Company expanded the coverage area of its LTE services to nationwide and became the first telecommunications service operator glo bally to commercialize LTE multi-carrier technology. With these achievements, the Company increased its quality-oriented competitiveness and continued to maintain its leadership position in the LTE market. The Company attracted 7.53 million LTE subscribers by the end of 2012 amid intense competition.

In addition, through the spin-off of SK Planet and the acquisition of SK Hynix, the Company has established its future direction through its transformation towards a comprehensive ICT company. The Company has set forth its future growth strategy “Vision 2020” and is actively responding to the current trend towards a more data-focused industry and to the changes in its competitive environment.

The Company’s operating revenue, on a consolidated basis, was Won 16,300.5 billion for the year ended December 31, 2012, a 2.3% increase from 2011 due to an increase in the number of LTE subscribers. The Company’s operating income, on a consolidated basis, was Won 1,760.2 billion for the year ended December 31, 2012, which primarily resulted from an increase in marketing expenses in connection with a rapid increase in LTE subscribers and an increase in depreciation and amortization expenses, which was attributable mainly to an increase in the Company’s investments in wireless networks in response to an increase in data transmission. For the year ended December 31, 2012, the Company’s EBITDA (as further explained below) and profit for the year were Won 4,338.8 billion and Won 1,115.7 billion, respectively.

In 2012, the Company’s capital expenditures, on a separate basis, were Won 2,858.4 billion, which exceeded the capital expenditure budget set at the beginning of the year. The Company expects that the capital expenditure amount in the mid- to long-term future will decrease and stabilize due to better technology and its efforts to invest more efficiently.

Cash dividends for 2012 were Won 9,400 per common share, which include interim dividends of Won 1,000 per common share paid during the year.

3.	Analysis of Consolidated Financial Position

(Unit: in billions of Won, other than percentages)
	As of December 31, 2012	As of December 31, 2011	Change from 2011 to 2012	Percentage Change from 2011 to 2012
Total Assets	25,596	24,366	1,230	5.0%
Current Assets	5,294	6,117	(823)	–13.5%
- Cash and marketable securities(1)	1,445	2,705	(1,261)	–46.6%
Non-Current Assets	20,301	18,249	2,053	11.2%
- Property and Equipment and Investment Property	9,740	9,302	438	4.7%
- Intangible Assets and Goodwill	4,434	4,746	(312)	–6.6%
- Long-term Financial Instruments, Long-term Investment Securities and Investments in Associates	5,586	2,930	2,656	90.6%

Total Liabilities	12,741	11,633	1,107	9.5%

Current Liabilities	6,175	6,674	(499)	–7.5%

	As of December 31, 2012	As of December 31, 2011	Change from 2011 to 2012		Percentage Change from 2011 to 2012
- Short-Term Borrowings	600	701	(100)		–14.3%
- Current Portion of Long-Term Debt	893	1,663	(770)		–46.3%
Non-Current Liabilities	6,566	4,960	1,606		32.4%
- Debentures and Long-Term Borrowings, Excluding Current Portion	5,348	3,553	1,796		50.5%

Total Equity	12,855	12,733	122		1.0%

Interest-Bearing Financial Debt(2)	6,684	5,827	856		14.7%
Debt-to-Equity Ratio(3)	52.0%	45.8%	6.2	%p	—

(1)	Cash & marketable securities includes cash & cash equivalents, marketable securities and short-term financial instruments.
(2)	Interest-bearing financial debt: Total of short-term borrowings, current portion of long-term debt and debentures and long-term borrowings
(3)	Debt-to-equity ratio: Interest-bearing financial debt / Total Equity

A. Assets

As of December 31, 2012, SK Telecom’s assets comprised 87% of the Company’s assets, on a consolidated basis.

The Company’s current assets as of December 31, 2012 decreased 13.5% from the end of the previous year, primarily due to a decrease in other accounts receivable which primarily consisted of accounts receivable related to sales of handsets on installment payment plans and a decrease in cash and cash equivalents due to the repayment of outstanding debt. Non-current assets as of December 31, 2012 increased 11.2% from the end of the previous year, primarily due to the increase in investments in associates following the acquisition of shares in SK Hynix.

B. Liabilities

As of December 31, 2012, SK Telecom’s liabilities comprised 74% of the Company’s liabilities, on a consolidated basis.

The Company’s current liabilities as of December 31, 2012 decreased 7.5% from the end of the previous year primarily due to the repayment of outstanding debt of SK Telecom and SK Broadband. Non-current liabilities as of December 31, 2012 increased 32.4% from the end of the previous year mainly due to increases in long-term borrowings and issuance of debentures by SK Telecom.

4. Analysis of Consolidated Financial Information

(Unit: in billions of Won, other than percentages)

	For the year ended December 31, 2012	For the year ended December 31, 2011	Change from 2011 to 2012		Percentage Change from 2011 to 2012
Operating Revenue	16,300	15,926	374		2.3%
Operating Expense	14,540	13,631	909		6.7%
Operating Income	1,760	2,296	(535)		–23.3%
Operating Margin	10.8%	14.4%	–3.6	%p	—
Net Other Income (Loss)	(209)	(55)	(154)		281.0%
Profit before Income Tax	1,551	2,241	(690)		–30.8%
Profit for the Year	1,116	1,582	(466)		–29.5%
Profit Margin	6.8%	9.9%	–3.1	%p	—
Profit for the Year Attributable to Owners of the Parent Company	1,152	1,613	(461)		–28.6%
Profit for the Year Attributable to Non-controlling Interests	(36)	(31)	(5)		17.0%
EBITDA(1)	4,339	4,707	(368)		–7.8%
EBITDA margin	26.6%	29.6%	–2.9	%p	—

(1)	EBITDA: Sum of operating income and depreciation and amortization expenses (including depreciation and amortization expenses related to research and development)

A. Operating Revenue

The Company’s operating revenue for the year ended December 31, 2012 increased 2.3% from the previous year, primarily due to an increase in LTE subscribers and improved revenues of its subsidiaries, including SK Planet, SK Broadband and PS&Marketing.

B. Operating Profit

The Company’s operating income for the year ended December 31, 2012 decreased 23.3% from the previous year, primarily due to a reduction of the monthly fee for every subscriber effective from September 2011 and an increase in marketing expenses due to increased competition to acquire new LTE subscribers.

C. Operating Expense

(Unit: in billions of Won, other than percentages)

(Unit: in billions of Won)	For the year ended December 31, 2012	For the year ended December 31, 2011	Change from 2011 to 2012	Percentage Change from 2011 to 2012
Labor cost	1,283	1,173	110	9.4%
Commissions paid	6,025	5,611	414	7.4%
Advertising	400	374	26	6.9%
Depreciation and amortization(1)	2,579	2,411	167	6.9%
Network interconnection	1,057	1,264	(207)	–16.4%
Leased line fees	265	270	(5)	–1.9%
Frequency license fees	204	204	0	0%
Cost of products that have been resold	1,297	959	338	35.2%
Others	1,430	1,349	82	6.0%

Total Operating Expense	14,540	13,631	909	6.7%

(1)	Includes depreciation and amortization expenses related to research and development

Commissions paid for the year ended December 31, 2012 increased 7.4% from the previous year primarily due to increased marketing expenses in response to increased competition to acquire new LTE subscribers and an increase in sales commissions from increased sales of LTE smartphones by PS&Marketing. Depreciation and amortization expenses increased 6.9% from the previous year mainly due to an increase in the Company’s investment in wireless networks, including its LTE multi-carrier technology, and the amortization of its frequency license for the 1.8 GHz spectrum which it started using in 2012. The cost of products that have been resold increased 35.2% from the previous year primarily due to an increase in LTE smartphone sales by PS&Marketing.

5.	Analysis of SK Telecom’s Non-Consolidated Operating Information

A. Number of Subscribers

	As of or for the year ended December 31, 2012	As of or for the year ended December 31, 2011	Change from 2011 to 2012		Percentage Change from 2011 to 2012
Subscribers (thousands)	26,961	26,553	408		1.5%
Net Increase	409	848	(439)		–51.7%
Activations	8,644	9,468	(824)		–8.7%
Deactivations	8,235	8,619	(384)		–4.5%
Monthly Churn Rate (%)	2.6%	2.7%	–0.1	%p	—
Average Subscribers (thousands)	26,680	26,199	481		1.8%
Smartphone Subscribers	15,979	11,085	4,894		44.1%
LTE Subscribers	7,530	634	6,896		1,087.1%

The number of LTE subscribers as of December 31, 2012 was 7.53 million. The growth in LTE subscribers is expected to be the basis for long-term future growth. The proportion of LTE subscribers at the end of 2012 was 28% of all SK Telecom subscribers and the Company expects this proportion will reach approximately 50% by the end of 2013. The number of smartphone subscribers as of December 31, 2012 was 16 million and constituted 59.3% of all SK Telecom subscribers.

B. Average Monthly Revenue per Subscriber

	For the year ended December 31, 2012	For the year ended December 31, 2011	Change from 2011 to 2012	Percentage Change from 2011 to 2012
Billing Average Monthly Revenue Per Subscriber (Won)	33,016	33,178	(161)	–0.5%

*	The billing average monthly revenue per subscriber (“ARPU”) is derived by dividing the sum of total SK Telecom and SK Planet revenues from voice service and data service (but excluding revenue from MVNO subscribers) for the period by the monthly average number of subscribers that are not MVNO subscribers for the period, then dividing that number by the number of months in the period. Although the definition of ARPU may vary by company, it is a measure that is widely used in the telecommunications industry for revenue comparison purposes.

In 2012, the increase in LTE subscribers offset, to a large extent, the effects of the reduction of the monthly fee for every subscriber effective from September 2011.

6.	Guidance for Fiscal Year 2013

The Company announced the following guidance for fiscal year 2013 during its earnings release conference call on February 5, 2013.

1. Operating revenue (consolidated): Won 17.2 trillion

2. SK Telecom’s capital expenditures (separate): Won 2.1 trillion

3. Cash dividends: Similar level as cash dividends paid for fiscal year 2012

7.	Liquidity

As of December 31, 2012, the Company’s debt-to-equity ratio (as calculated based on the interest-bearing financial debt) was 52.0% compared to 45.8% as of December 31, 2011. The net debt-to-equity ratio (as calculated based on the interest-bearing financial debt minus cash and marketable securities) was 40.8% and 24.5% at the end of 2012 and 2011, respectively. Interest coverage ratio (EBITDA / interest expense) was 11.3 and 13.4 at the end of 2012 and 2011, respectively. The Company continues to have sufficient liquidity.

8.	Financing

As of December 31, 2012, the Company’s aggregate debt amounted to Won 6,684 billion, comprising long-term and short-term borrowings, debentures and current portion of long-term borrowings, which increased by 14.7% from Won 5,827 billion as of December 31, 2011. The increase was primarily due to the borrowing of Won 2.5 trillion in a syndicated loan from a syndicate of Korean banks, including Kookmin Bank and Woori Bank, pursuant to a resolution of SK Telecom’s board of directors on November 10, 2011, to fund part of the payment of the Company’s acquisition of shares of SK Hynix on February 14, 2012.

9.	Investments

The Company acquired 146,100,000 shares (21.05% equity interest) in SK Hynix for Won 3,375 billion in cash.

V.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES

1.	Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of eight members: five independent directors and three inside directors. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

(As of March 25, 2013)
The number of persons	Inside directors	Independent directors
8	Sung Min Ha, Dae Sik Cho, Dong Seob Jee	Rak Yong Uhm, Dae Shick Oh, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

At the 29th General Shareholders’ Meeting held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and a member of the audit committee.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda		Approval
339th (the 1st meeting of 2012)	February 9, 2012	•	Financial statements as of and for the year ended December 31, 2011	Approved as proposed
		•	Annual business report as of and for the year ended December 31, 2011	Approved as proposed
		•	Management plan for 2012	Approved as proposed
		•	Transaction of goods, services and assets with SK Planet	Approved as proposed
		•	Report for internal accounting management System	-
		•	Report for subsequent events following 4Q 2011	-
340th (the 2nd meeting of 2012)	February 23, 2012	•	Convocation of the 28th annual general meeting of shareholders	Approved as proposed
		•	Result of internal accounting management system evaluation	-

341th (the 3rd meeting of 2012)	March 23, 2012	•	Election of chairman of the board of directors	Approved as proposed
		•	Amendment to the Company’s internal rules	Approved as proposed
		•	Election of committee members	Approved as proposed
		•	Asset management transaction with affiliated company (SK Securities)	Approved as proposed
		•	Donation to Happiness Sharing Institute	Approved as proposed

Meeting	Date	Agenda		Approval
342th (the 4th meeting of 2012)	April 26, 2012	•	Adoption of internal compliance rules and the appointment of chief compliance officer	Approved as proposed
		•	Amendment of board regulations	Approved as proposed
		•	Issuance of overseas bonds	Approved as proposed
		•	Report for the period after the first quarter of 2012	-
343th (the 5th meeting of 2012)	June 21, 2012	•	Asset management transaction with affiliated company (SK Securities)	Approved as proposed
		•	Compliance support operating plan	-
344th (the 6th meeting of 2012)	July 25, 2012	•	Interim dividend	Approved as proposed
		•	Bond offering	Approved as proposed
		•	Agreement on the operation of Voluntary Responsible Management Support Group	Approved as proposed
		•	Financial results for the first half of 2012	-
		•	Report for the period after the second quarter of 2012	-
345th (the 7th meeting of 2012)	September 26, 2012	•	Sale of equity stake in POSCO	Approved as proposed
346th (the 8th meeting of 2012)	September 27, 2012	•	Bond offering	Approved as proposed
		•	Financial transactions with affiliated company (SK Securities)	Approved as proposed
347th (the 9th meeting of 2012)	October 25, 2012	•	Amendment of investment amount in 2012 LTE network investment plan	Approved as proposed
		•	Report for the period after the third quarter of 2012	-
348th (the 10th meeting of 2012)	November 22, 2012	•	Amendment to agreement between affiliated companies	Approved as proposed
		•	2013 transaction plan with SK Forest Co., Ltd.	Approved as proposed
		•	Base station maintenance service contract	Approved as proposed
		•	Customer center management service contract	Approved as proposed

Meeting	Date	Agenda		Approval
349th (the 11th meeting of 2012)	December 13, 2012	•	Management plan for 2013	Approved as proposed
		•	Resale of fixed-line services of SK Broadband	Approved as proposed
		•	Lease transaction of SUPEX Center	Approved as proposed
		•	Financial transactions with affiliated company (SK Securities)	Approved as proposed
350th (the 12th meeting of 2012)	December 21, 2012	•	Sale of equity stake in Sky Property Mgmt., Ltd.	Approved as proposed
		•	Purchase of equity stake in SK Marketing & Company	Approved as proposed
351th (the 1st meeting of 2013)	February 7, 2013	•	Financial statement as of and for the year ended December 31, 2012	Approved as proposed
		•	Annual business report as of and for the year ended December 31, 2012	Approved as proposed
		•	Bond offering	Approved as proposed
		•	Report of internal accounting management	-
		•	Report for subsequent events following 4Q 2012	-
352th (the 2nd meeting of 2013)	February 21, 2013	•	2013 transaction of goods, services and assets with SK Planet	Approved as proposed
		•	Convocation of the 29th annual general meeting of shareholders	Approved as proposed
		•	Result of internal accounting management system evaluation	-
353th (the 3rd meeting of 2013)	March 22, 2013	•	Election of chairman of the board of directors	Approved as proposed
		•	Election of committee members	Approved as proposed
		•	Financial transactions with affiliated company (SK Securities)	Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee Structure (As of March 25, 2013)

a)	Compensation Review Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	-	Rak Yong Uhm, Dae Shick Oh, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review CEO remuneration system and amount.

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

b)	Capex Review Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Rak Yong Uhm, Dae Shick Oh, Jay Young Chung, Jae Ho Cho	Review major investment plans and changes thereto.

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

c)	Corporate Citizenship Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review guidelines on “Corporate Social Responsibility” (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

d)	Independent Director Nomination Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
3	Sung Min Ha	Dae Shick Oh, Hyun Chin Lim	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

e)	Audit Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
4	-	Dae Shick Oh, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.

2.	Audit System

The Company’s Audit Committee consists of four independent directors, Dae Shick Oh, Hyun Chin Lim, Jae Ho Cho and Jay Young Chung.

Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda		Approval	Remarks

The first meeting of 2012	February 1, 2012	•	Preparation for audit report for the 28th annual general meeting of shareholders	-
The second meeting of 2012	February 8, 2012	•	Business-to-business contract with SK Telink	Approved as proposed
		•	Construction of mobile phone facilities for 2012	Approved as proposed
		•	Construction of network facilities for 2012	Approved as proposed
		•	Evaluation of internal accounting controls based on the opinion of the members of the audit committee	Approved as proposed
		•	2nd half 2011 management audit results and management audit plan for 2012	-
		•	Reports on internal accounting management system	-

Meeting	Date	Agenda		Approval	Remarks
The third meeting of 2012	February 22, 2012	•	Reports on 2011 IFRS Audit	-
		•	Report on review of 2011 internal accounting management system	-
		•	Evaluation of internal accounting management system operation	Approved as proposed
		•	Auditor’s report for fiscal year 2011	Approved as proposed
		•	Agenda and document review for the 28th annual general meeting of shareholders	Approved as proposed
		•	Purchase of mobile phone relay devices for 2012	Approved as proposed
		•	Purchase of mobile phone transmission Devices for 2012	Approved as proposed
		•	2012 IT SM contract	Approved as proposed
		•	Engagement of independent auditing firm for 2012 to 2014	Approved as proposed
The fourth meeting of 2012	March 22, 2012	•	Transactions with SK C&C in the second quarter of 2012	Approved as proposed
		•	Asset management transaction with affiliated company (SK Securities)	-

The fifth meeting of 2012	April 26, 2012	•	Election of chairman - Jae Ho Cho	Approved as proposed
		•	Remuneration of outside auditor for the fiscal year 2012	Approved as proposed
		•	Outside auditor service plan for the fiscal year 2012	Approved as proposed
		•	Audit plan for the fiscal year 2012	-
		•	Purchase of maintenance, repair and operations items from Happy Narae Co., Ltd.	Approved as proposed
The sixth meeting of 2012	May 23, 2012	•	Construction of mobile phone facilities for 2012	Approved as proposed
		•	Construction of network facilities for 2012	Approved as proposed
		•	Service contract for handset customer service for 2012	Approved as proposed
The seventh meeting of 2012	June 20, 2012	•	Transaction with SK C&C in the third quarter of 2012	Approved as proposed
		•	Plans for asset management transaction with affiliated company (SK Securities)	-
The eighth meeting of 2012	July 24, 2012	•	Financial results for the first half of 2012	-
		•	Results of operation for the first half of 2012	-
		•	Results of fiscal year 2012 IFRS half year review	-
The ninth meeting of 2012	August 22, 2012	•	Plans for the construction of mobile phone facilities in 2012	Approved as proposed
		•	Plans for the construction of transmission facilities in 2012	Approved as proposed
		•	Results of management audit in the first half of 2012	-

The tenth meeting of 2012	September 26, 2012	•	Transactions with SK C&C in the fourth quarter of 2012	Approved as proposed
		•	Plans for financial transactions with affiliate (SK Securities)	-

The eleventh meeting of 2012	October 24, 2012	•	Agency contract for billboard advertising	Approved as proposed
		•	Agency contract for 2013 integrated loyalty marketing	Approved as proposed
The twelfth meeting of 2012	November 21, 2012	•	Leases of electricity and transmission facilities	Approved as proposed
		•	Service contract for fixed-line network services	Approved as proposed
		•	Construction of mobile phone facilities	Approved as proposed
		•	Construction of transmission network facilities	Approved as proposed
The thirteenth meeting of 2012	December 12, 2012	•	Plans for financial transactions with affiliate (SK Securities)	-
		•	Transactions with SK C&C in the first quarter of 2013	Re-proposed
		•	Transaction of goods and services with SK Planet	Approved as proposed
		•	Agency contract for collection of accounts receivable	Approved as proposed

The fourteenth meeting of 2012	December 21, 2012	•	Transactions with SK C&C in the first quarter of 2013	Approved as proposed
The first meeting of 2013	February 6, 2012	•	Construction of mobile phone facilities for 2013	Approved as proposed
		•	Construction of transmission network facilities for 2013	Approved as proposed
		•	Evaluation of internal accounting controls based on the opinion of the members of the audit committee	Approved as proposed
		•	Review business and audit results for the second half of 2012 and business and audit plan for 2013	-
		•	Report of internal accounting management system	-
The second meeting of 2013	February 20, 2012	•	Report on 2012 IFRS audit	-
		•	Report on review of 2012 internal accounting management system	-
		•	Evaluation of internal accounting management system operation	Approved as proposed
		•	Agenda and document review for the 29th annual general meeting of shareholders	Approved as proposed
		•	Auditor’s report for fiscal year 2012	Approved as proposed
		•	2013 IT SM contract	Approved as proposed

The third meeting of 2013	March 21, 2012	•	Transactions with SK C&C in the second quarter of 2013	Approved as proposed
		•	Plans for financial transactions with affiliated company (SK Securities)	-

*	The line items that do not show approval are for reporting purposes only.

3.	Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

4.	Affiliated Companies

A.	Capital Investments between Affiliated Companies

(As of December 31, 2012)
Investing company	Invested companies
	SK Corporation	SK Innovation	SK Energy	SK Global Chemical	SK Telecom	SK Networks	SKC	SK E&C	SK Shipping	SK Securities
SK Holdings		33.4%			25.2%	39.1%	42.5%	40.0%	83.1%
SK Innovation			100.0%	100.0%
SK Energy
SK Global Chemical
SK Networks										5.0%
SK Telecom
SK Chemicals						0.02%		25.4%
SKC
SK E&C
SK Gas
SK C&C	31.8%									10.0%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet
SK Hynix
Ko-one Energy
SK Seentec

Total affiliated companies	31.8%	33.4%	100.0%	100.0%	25.2%	39.2%	42.5%	65.4%	83.1%	15.0%

Investing company	Invested companies
	SK E&S	SK Gas	DOPCO	CCE	YN Energy	Ko-one Energy Service Service (formerly, Daehan City Gas)	SK Sci-tech	SK Telink	Busan City Gas	Jeonnam City Gas
SK Holdings	94.1%
SK Innovation			41.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom								83.5%
SK Chemicals		45.5%					50.0%
SK C
SK E&C
SK Gas
SK C&C	5.9%
SK E&S				100.0%	100.0%	99.5%			40.0%	100.0%
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet
SK Hynix
Ko-one Energy Service
SK Seentec		10.0%

Total affiliated companies	100.0%	55.5%	41.0%	100.0%	100.0%	99.5%	50.0%	83.5%	40.0%	100.0%

	Invested companies
Investing company	Gangwon City Gas	JBES	M & Service	SK Wyverns	Infosec	Happynarae (formerly, MRO Korea)	SK Telesys	Encar network	F&U Credit Info	Paxnet
SK Holdings
SK Innovation						42.5%
SK Energy
SK Global Chemical
SK Networks
SK Telecom				100.0%		42.5%			50.0%
SK Chemicals
SK C							50.0%
SK E&C
SK Gas						5.0%
SK C&C					100.0%	5.0%		100.0%
SK E&S	100.0%	100.0%
SK Communications
SK Broadband
SK D&D
SK Marketing & Company			100.0%
SK Lubricant
SK Shipping
SK Planet										59.7%
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	95.0%	50.0%	100.0%	50.0%	59.7%

	Invested companies
Investing company	SK D&D	Natruck	Loen Entertainment	Independence	SK Mobile Energy	SK Petrochemical	SK Communications	SK Planet	SKC Air Gas	SKN service
SK Holdings
SK Innovation					100.0%
SK Energy		100.0%
SK Global Chemical						100.0%
SK Networks										86.5%
SK Telecom								100.0%
SK Chemicals
SK C									80.0%
SK E&C	40.4%
SK Gas
SK C&C				100.0%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet			67.6%				64.6%
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	40.4%	100.0%	67.6%	100.0%	100.0%	100.0%	64.6%	100.0%	80.0%	86.5%

Investing company	Invested companies
	Commerce Planet	Real Vest	SKC Solmics Co., Ltd.	SK Broadband	SK M&C	Broadband Media	PS&Marketing	UBcare	PyongTaek Energy Service	Wirye Energy Service
SK Holdings
SK Innovation					50.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom				50.6%	50.0%		100.0%
SK Chemicals								44.0%
SK C			46.3%
SK E&C		100.0%
SK Gas
SK C&C
SK E&S									100.0%	71.0%
SK Communications
SK Broadband						100.0%
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet	100.0%
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	100.0%	100.0%	46.3%	50.6%	100.0%	100.0%	100.0%	44.0%	100.0%	71.0%

Investing company	Invested companies
	Jeju United FC	MKS Guarantee	SK Forest	SK Lubricants	MAD Smart	Bizen	SK HY ENG	HYSTEC	Silicon File	Ami Power
SK Holdings			100.0%
SK Innovation				100.0%
SK Energy	100.0%
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals
SK C
SK E&C
SK Gas
SK C&C						99.0%
SK E&S
SK Communications
SK Broadband
SK D&D		100.0%
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet					100.0%
SK Hynix							100.0%	100.0%	27.9%	100.0%
Ko-one Energy Service
SK Seentec

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	99.0%	100.0%	100.0%	27.9%	100.0%

Investing company	Invested companies
	SK Seentec	Daejeon Pure Water	Gwangju Pure Water	SKW	Television Media Korea	Network O&S	Service Ace	Service Top	SK Pinx	U base Manufacturing Asia
SK Holdings
SK Innovation
SK Energy
SK Global Chemical
SK Networks									100.0%
SK Telecom						100.0%	100.0%	100.0%
SK Chemicals	100.0%
SK C				65.0%
SK E&C		32.0%	42.0%
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company										100.0%
SK Lubricant
SK Shipping
SK Planet					51.0%
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	100.0%	32.0%	42.0%	65.0%	51.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Investing company	Invested companies
	Natruck Friends	Ulsan Aromatics	SK Biofarm	SK Hynix	SKC Lighting	Gimcheon Energy	SKSM	PMP	LC&C	Speed Motor
SK Holdings			100.0%
SK Innovation
SK Energy	50.0%
SK Global Chemical		50.0%
SK Networks									79.6%	100.0%
SK Telecom				21.1%
SK Chemicals
SK C					72.2%
SK E&C
SK Gas
SK C&C
SK E&S						50.0%		100.0%
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping							100.0%
SK Planet
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	50.0%	50.0%	100.0%	21.1%	72.2%	50.0%	100.0%	100.0%	79.6%	100.0%

Investing company	Invested companies
Hanam Energy Service
SK Holdings
SK Innovation
SK Energy
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals
SK C
SK E&C
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet
SK Hynix
Ko-one Energy Service	100.0%
SK Seentec

Total affiliated companies	100.0%

*	Change in company names:

•	Ko-one Energy Service changed its name from Daehan City Gas

•	Ulsan Aromatics changed its name from Arochemi

•	Happynarae changed its name from MRO Korea

•	Bizen changed its name from Telsk

•	SK Hystec changed its name from Hystec

•	SK HY ENG changed its name from Hynix Engineering

VI.	SHAREHOLDERS

1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2012)			(Unit: Shares, %)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	2,000	0.00	2,000	0.00
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00
Bang Hyung Lee*	Officer of affiliated company	Common share	200	0.00	0	0.00

Total-		Common share	20,366,490	25.22	20,366,290	25.22

*	Resigned on January 31, 2012.

B.	Overview of the Largest Shareholder

SK Holdings Co., Ltd. (“SK Holdings”) is a holding company and as of December 31, 2012, has nine subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK Shipping Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., SK Biofarm Co., Ltd. and SK Forest Co., Ltd.

Details of the subsidiaries of SK Holdings are as follows:

(Unit: in millions of Won)
Affiliates	Share Holdings	Book Value (million Won)	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,944,657	Energy and Petrochemical	Publicly Listed
SK Telecom Co., Ltd.	25.2%	3,091,125	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	1,165,759	Trading, Energy Sale	Publicly Listed
SKC Co., Ltd.	42.5%	254,632	Synthetic Resin Manufacturing	Publicly Listed
SK E&C Co., Ltd.	40.0%	485,171	Construction	Privately Held
SK Shipping Co., Ltd.	83.1%	607,643	Ocean Freight	Privately Held
SK E&S Co., Ltd.	94.1%	1,026,307	Gas Company Holdings and Power Generation	Privately Held
SK Biofarm Co., Ltd.	100.0%	228,702	Biotechnology	Privately Held
SK Forest Co., Ltd.**	100.0%	60,200	Forestry and landscaping	Privately Held

*	The above share holdings are based on common stock holdings as of December 31, 2012.
**	Acquired from SK E&C on June 29, 2012.

SK Holdings is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Holdings is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation.

The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2011. SK Innovation Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.

2.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(As of December 31, 2012)				(Unit: Shares, %)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Corporation	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008
	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owned 100 shares of the Company’s common stock)
	December 30, 2009	18,755,260	23.23	Man Won Jung, the CEO, purchased 3,900 shares.
	May 26, 2010	18,756,760	23.23	Man Won Jung, the CEO, purchased 1,500 shares
	July 20, 2010	18,756,860	23.23	Man Won Jung, the CEO, purchased 100 shares
	September 17, 2010	18,757,360	23.23	Dal Sup Shim, an Independent Director, purchased 500 shares
	March 11, 2011	18,750,490	23.22	Man Won Jung, SK Telecom’s CEO, resigned Shin Bae Kim, SK C&C’s CEO, resigned
	April. 5, 2011	18,749,990	23.22	Dal Sup Shim, an Independent Director, disposed 500 shares
	July 8, 2011	18,749,990	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 5, 2011	18,750,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 23, 2011	18,751,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	December 21, 2011	20,366,490	25.22	SK Holdings purchased 1,615,000 shares
	January 31, 2012	20,366,290	25.22	Retirement of Bang Hyung Lee, a former officer of an affiliated company

*	Shares held are the sum of shares held by SK Holdings and its related parties.

3.	Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of December 31, 2012)		(Unit: shares, %)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio
1	Citibank ADR	19,377,247	24.00
2	SK Holdings	20,363,452	25.22
3	SK Telecom	11,050,712	13.69
Shareholdings under the Employee Stock Ownership Program		261,313	0.32

B.	Shareholder Distribution

(As of December 31, 2012)	(Unit: shares, %)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	23,891	99.78%	25,939,500	32.12%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

4.	Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: Won, shares)
Types		December 2012	November 2012	October 2012	September 2012	August 2012	July 2012
Common stock	Highest	161,000	156,500	159,500	152,000	153,000	144,500
	Lowest	151,500	148,000	145,500	144,000	141,000	125,000
Monthly transaction volume		3,490,158	3,941,628	3,423,464	3,529,323	4,472,290	5,328,072

B.	Foreign Securities Market

New York Stock Exchange						(Unit: US$, ADR)
Types		December 2012	November 2012	October 2012	September 2012	August 2012	July 2012
Depository Receipt	Highest	16.48	15.94	16.19	15.06	14.80	13.87
	Lowest	15.40	15.09	14.48	14.39	13.67	12.23
Monthly transaction volume		26,702,427	34,396,407	24,874,194	25,083,680	43,365,272	46,810,072

VII.	EMPLOYEES AND DIRECTORS

1.	Employees

(As of December 31, 2012)					(Unit: persons, in thousands of Won)
Classification	Number of employees				Average	Aggregate wage for the year ended	Average
	Regular employees	Contract employees	Others	Total	service year	December 31, 2012	wage per person	Remarks
Male	3,441	54	—	3,495	12.5	359,967,636	102,995	—
Female	514	65	—	579	10.5	42,604,807	73,583	—
Total	3,955	119	—	4,074	12.2	402,572,443	98,815	3.3% of operating income (on a separate basis)

*	Excludes retirement and severance payments to employees whose employment was terminated before the end of the respective employment periods.

2.	Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

(As of December 31, 3012)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director
Insider Directors	3	9,285	3,095
Independent Directors*	1	85	85
Audit Committee Members	4	323	81
Total	8	9,693	—

*	Excludes independent directors who are Audit Committee members.

VIII.	RELATED PARTY TRANSACTIONS

1.	Loans to the Largest Shareholder and Related Persons

None

2.	Transfer of Assets to/from the Largest Shareholder and Other Transactions

A.	Investment and Disposition of Investment

None.

B.	Transfer of Assets

(Units: in millions of Won)
Name (Corporate Name)	Relationship	Details					Remarks
		Transferred Objects	Purpose of Transfer	Date of Transfer	Amount Transferred From Largest Shareholder	Amount Transferred to Largest Shareholder
Encar Network Co., Ltd.	Affiliated Company	Used car sale	Sale of assets not in use	March 21, 2012	—	60	—
Encar Network Co., Ltd.	Affiliated Company	Used car sale	Sale of assets not in use	December 18, 2012	—	1	—
SK Networks Co., Ltd. (Seoul branch)	Affiliated Company	Distribution network assets	Sale of assets not in use	August 23, 2012	—	9	—
Service Ace Co., Ltd.	Affiliated Company	Devices not in use	Sale of assets not in use	July 24, 2012	—	2	—
Service Ace Co., Ltd.	Affiliated Company	Devices not in use	Sale of assets not in use	July 31, 2012	—	6	—
Service Top Co., Ltd.	Affiliated Company	Devices not in use	Sale of assets not in use	July 24, 2012	—	0.1	—
PS&Marketing Co., Ltd.	Affiliated Company	Distribution network assets	Sale of assets not in use	August 27, 2012	—	0.3	—
PS&Marketing Co., Ltd.	Affiliated Company	Distribution network assets	Sale of assets not in use	August 27, 2012	—	1	—

Total						79	—

3.	Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Midus and others	Agency	Long-term and short-term loans	118,919	243,515	272,943	89,491	—	—

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Daehan Kanggun BcN Co., Ltd.	Investee	Long-term loans	22,102	—	—	22,102	—	—

IX.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

None.

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda		Resolution
26th Fiscal Year Meeting of Shareholders (March 12, 2010)	1.	Approval of the financial statements for the year ended December 31, 2009	Approved (Cash dividend, Won 8,400 per share)
	2.	Amendment to Articles of Incorporation	Approved
	3.	Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
	4.	Election of Directors	Approved (Ki Haeng Cho)
		• Election of inside directors	Approved (Dal Sup Shim)
		• Election of independent directors	Approved (Dal Sup Shim, Jay Young Chung)
• Election of independent directors as Audit Committee member
27th Fiscal Year Meeting of Shareholders (March 11, 2011)	1.	Approval of the financial statements for the year ended December 31, 2010	Approved (Cash dividend, Won 8,400 per share)
	2.	Approval of Remuneration Limit for Directors	Approved
	3.	Amendment to Company Regulation on Executive Compensation	Approved (Won 12 billion)
	4.	Election of Directors	Approved (Sung Min Ha, Jin Woo So)
		• Election of inside directors	Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)
• Election of independent directors
		• Election of independent directors as Audit Committee member	Approved (Jay Young Chung, Jae Ho Cho)
1st Extraordinary Meeting of Shareholders (August 31, 2011)	1. 2.	Approval of the Spin-off Plan Election of Directors	Approved (Spin-off of SK Planet) Approved (Jun Ho Kim)

Date	Agenda		Resolution
28th Fiscal Year Meeting of Shareholders (March 23, 2012)	1.	Approval of the financial statements for the year ended December 31, 2011	Approved (Cash dividend, Won 8,400 per share)
	2.	Amendment to Articles of Incorporation	Approved
	3.	Election of Directors	Approved (Young Tae Kim)
		• Election of inside directors	Approved (Dong Seob Jee)
		• Election of inside directors	Approved (Hyun Chin Lim)
• Election of independent directors
	4.	Election of an independent director as Audit Committee member	Approved (Hyun Chin Lim)
	5.	Approval of Remuneration Limit for Directors	Approved (Won 12 billion)

29th Fiscal Year Meeting of Shareholders (March 22, 2013)	1.	Approval of the financial statements for the year ended December 31, 2012	Approved (Cash dividend, Won 8,400 per share)
	2.	Amendments to Articles of Incorporation	Approved
	3.	Election of Directors	Approved (Dae Sik Cho)
		• Election of an inside director	Approved (Dae Shick Oh)
• Election of an independent director
	4.	Election of an independent director as Audit Committee member	Approved (Dae Shick Oh)
	5.	Approval of Remuneration Limit for Directors	Approved (Won 12 billion)

2.	Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1)	Claim for Copyright License Fees regarding “Coloring” Services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company appealed to the Supreme Court on November 8, 2011. The Company plans to vigorously defend itself in the Supreme Court by supplementing legal analysis relating to the interpretation of legal actions. While the Company does not expect this litigation to have an immediate impact on its business or results of operation because the judgment amount is Won 570 million and the final outcome of the litigation has not been decided, the Company may be required to pay increased on-going license fees in the future if the final judgment is rendered against it.

*	Actual impact on the Company’s business and financial condition from the litigation may be different from the Company’s expectation stated above.

B.	Other Matters

(1)	Pledged Assets and Covenants

In 2012, SK Broadband has entered into a loan agreement with two banks, including Hana Bank, to borrow up to Won 100 billion.

In 2012, SK Broadband pledged its real estate and short term financial instruments as collateral for one year in connection with the borrowing by Broadband Media, another consolidated subsidiary. As of December 31, 2012, the amount of real estate provided as collateral was as follows: Won 65 billion to Hana Bank, Won 65 billion to IBK Capital and Won 52 billion to Kookmin Bank; the amount of short term financial instruments provided as collateral was as follows: Won 60 billion to Korea Exchange Bank, Won 35 billion to Hana Bank, Won 34 billion to National Agricultural Cooperative Federation and Won 20 billion to Woori Bank.

In addition, SK Broadband has entered into an agreement with Cisco Systems Capital Korea to acquire a financial lease contract of Broadband Media Co., Ltd., another consolidated subsidiary of the Company, for Won 18.5 billion.

Pursuant to the resolution of its board of directors, SK Broadband has pledged its financial instruments (Won 3.7 billion as of December 31, 2012) as collateral in connection with its employee stock ownership program members’ cash contributions to its employee stock ownership program.

SK Broadband has also provided “geun” mortgage amounting to Won 15.2 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

SK Broadband and SK Telecom have entered into a contract relating to fixed-line operations and telecommunications services using leased lines.

In connection with the discontinuation of SK Telink’s satellite DMB service, SK Telink expects that there is a high probability that it will need to pay damages to DMB subscribers who were using its DMB service at the time the DMB service was discontinued. However, SK Telink did not recognize any contingent liability for such damages as the amount of damages cannot be reasonably estimated.

In 2011, PS&Marketing, a consolidated subsidiary of the Company, entered into a loan agreement to borrow up to Won 40 billion of working capital from Shinhan Bank. In connection with the loan agreement, it pledged Won 52 billion of its inventories to Shinhan Bank as collateral.

(2)	Payment Guarantee by the Company

The Company is participating in the tactical aeronautics project of the Defense Acquisition Program Administration of Korea (the “DAPA”), together with the Joint Defense Corporation. The Company has guaranteed the payment of US$3,992,522 that the DAPA has prepaid to the Joint Defense Corporation.

[SK Broadband]

A. Material Legal Proceedings

(1)	SK Broadband as the Plaintiff

(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Claim for Cancellation of Korea Fair Trade Commission’s Penalty Reassessment	September 2009	1,810,000	Pending before Supreme Court
Claim relating to Gangamgu District Office Cable-Burying Project	March 2010	345,271	Pending before Supreme Court
Administrative Proceeding relating to Gangnamgu District Office	April 2010	703,440	Pending before Administrative Court
Damages Claims against Golden Young and Others	April 2011	454,267	Pending before District Court
Damages Claim relating to Hyundai Construction	December 2010	561,282	Pending before Appellate Court
Other claims and proceedings	-	22,261

Total	-	3,896,521	-

(2)	SK Broadband as the Defendant

(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damage Claim by Sun Technology and One Other	October 2011	1,223,778	Pending before Supreme Court
Damages Claim from Jin Man Cho and One Other	January 2011	200,000	Pending before Appellate Court
Damages Claim by Mac Telecom and Five Other Companies	January 2012	606,000	Pending before District Court
Claim from Harmonynet relating to Commissions	August 2012	135,253	Pending before District Court
Damages Claim by On-nuri Co., Ltd.	December 2011	101,000	Pending before District Court
Damages Claim by the Seoul Metropolitan Office of Education	March 2012	100,000	Pending before District Court
Other claims and proceedings	-	69,442	-

Total	-	2,435,473	-

The management believes that the final results of the litigations listed above would not have a material impact on the company’s financial statements. In addition, in 2011, SK Broadband partly lost in a litigation relating to the leak of personal information at the district court, which ordered SK Broadband to pay damages of Won 5,459 million (out of the plaintiffs’ claims of Won 24,689 million), and recognized such damage order as other accounts payable.

[SK Communications]

A. Material Legal Proceedings

As of December 31, 2012, the aggregate amount of claims was Won 5.5 billion. The management cannot reasonably forecast the outcome of the pending cases.

B. Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of December 31, 2012 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
Seoul Guarantee Insurance Company	Provisional deposit guarantee insurance for bonds	1,068,051
Seoul Guarantee Insurance Company	Contractual payment guarantee	514,161

3.	Status of sanctions, etc.

[SK Telecom]

On June 10, 2010, the Korea Communications Commission imposed on the Company a fine of Won 2 billion and issued a correction order for hurting subscribers’ interests relating to USIM uses. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by September 2010.

On September 24, 2010, the Korea Communications Commission imposed on the Company a fine of Won 12.9 billion and issued a correctional order for providing discriminatory subsidy to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by January 2011.

On December 2, 2010, the Korea Communications Commission imposed on the Company a fine of Won 6.2 billion and issued a correctional order in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2011.

On September 19, 2011, the Korea Communications Commission imposed on the Company a fine of Won 6.86 billion and issued a correctional order for providing discriminatory subsidy to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by January 2012.

In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1,268 million by the Fair Trade Commission of Korea along with a correctional order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.

On April 8, 2010, the Company received a correctional order from the Fair Trade Commission of Korea for a violation of the Act on Fair Labeling and Advertising relating to 11th Street (the Company’s online shopping mall). In response thereto, the Company has been taking efforts to prevent a repetitive violation including thorough pre-review of the advertising and marketing activities of 11th Street and appropriate education for relevant employees.

On April 22, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 21 of the Electronic Commerce Act and was imposed a fine of Won 5 million. The Company paid the fine and filed a suit disputing the order of the Fair Trade Commission. The suit is currently pending.

On November 11, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 23 of the Fair Trade Act relating to the transfer of patented technology necessary for the supply of relay facilities. The Company has corrected the procedures before receiving the correctional order.

On March 14, 2012, the Company received a correctional order from the Fair Trade Commission of Korea for an alleged violation of Article 23 of the Fair Trade Act relating to the handset subsidy practice and distribution of handsets and was imposed a fine of Won 21,928 million. The Company appealed the order and filed a suit with the administrative court. The suit is currently pending.

On February 6, 2012, the Company received three penalty points and was imposed a fine of Won 3 million from the Korea Exchange for a violation of Article 35 of Korea Exchange’s disclosure rules. The Company paid the fine and has been taking efforts to prevent a repetitive violation.

On June 21, 2012, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to the safeguarding of location information. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2012.

On July 4, 2012, the Company received a correctional order and a fine of Won 24,987 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the payment of system management and operation fees. The Company appealed the order and filed a suit with the administrative court. On September 12, 2012, the Company received a formal written letter from the Fair Trade Commission of Korea with a corrected fine of Won 25,042 million, which also includes the fine for transactions in the first half of 2012.

On December 24, 2012, the Korea Communications Commission imposed on the Company a fine of Won 6.89 billion, imposed a suspension on acquiring new subscribers from January 31, 2013 to February 21, 2013 and issued a correctional order for providing discriminatory subsidiaries to subscribers. The Company paid the fine and expects to complete the improvement of the procedures in consultation with the Korea Communications Commission by March 2013.

On January 11, 2013, the Company received a correctional order and a fine of Won 100 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the Company’s transactions with its distribution network. The Company will consider whether to appeal after receipt of the formal written letter from the Fair Trade Commission of Korea.

On March 14, 2013, the Korea Communications Commission imposed on the Company a fine of Won 3.14 billion and issued a correctional order in a case for providing discriminatory subsidiaries to subscribers. The Company expects to pay the fine and complete the improvement of the procedures in consultation with the Korea Communications Commission by April 2013.

Certain former executive officers of the Company were acquitted in district court with respect to certain of the Company’s past transactions. An appeal has been filed at the applicable high court, where the case is currently pending.

[SK Broadband]

(1) Violation of the Telecommunications Business Act

•	Date: May 18, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order and a fine of Won 253 million

•

Reason and relevant law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act and Article 50, Paragraph 1 of the related Enforcement Decree for offering discounts outside the terms and conditions of the subscription agreement to certain subscribers and thereby discriminating against certain subscribers

•	Status of implementation: Paid the fine, ceased the prohibitive practice, disclosed receiving the correctional order in a newspaper advertisement and changed business practice to prevent reoccurrence.

•	Company’s plan : Continuous management of the company’s distribution network and improve the company’s distribution structure.

(2) Violation of Accounting Rules

•	Date: January 20, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 54 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Business report for 2010 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Will improve accounting management system.

(3) Violation of the Telecommunication Business Act

•	Date: November 23, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 30 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Violated Telecommunication Business Act by allocating “060” number without prior review and charging fees for the service usage.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, improved operating procedures and reported the results.

•	Company’s Plan: Will improve operating procedures.

(4) Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: July 14, 2011

•	Subject: SK Broadband and a former officer of SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 15 million and the former officer was imposed a fine of Won 5 million.

•

Reason and the Relevant Law: Violated Articles 24 and 62 of the Act on Facilitation of the Use of Information Network and Protection of Information by providing subscribers’ personal information to telemarketers without subscribers’ consents.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Provide education to officers and employees and strengthen internal regulations.

(5) Violation of the Telecommunication Business Act

•	Date: February 21, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a correctional order and a fine of Won 3.2 billion from the Korea Communications Commission.

•

Reason and the Relevant Law: Improperly discriminated subscribers with respect to the fee reduction in the process of acquiring high-speed Internet subscribers. Violated Article 50 of the Telecommunication Business Act and Article 42 of the Enforcement Decree.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, published the sanction on newspapers, improved operating procedures and amended the terms of services.

•	Company’s Plan: Continue to monitor marketing networks, improve marketing procedures, distribute incentive items directly and reduce incentive items.

(6) Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: June 10, 2010

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 10 million.

•

Reason and the Relevant Law: Violated Articles 49 and 62 of the Act on Facilitation of the Use of Information Network and Protection of Information by providing subscribers’ personal information to telemarketers without subscribers’ consents.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Provide education to officers and employees and strengthen internal regulations.

4.	Important Matters That Occurred After December 31, 2012

[SK Telecom]

(1)	Disposition and acquisition of shares of consolidated subsidiaries

On January 11, 2013, the Company sold its 27% equity interest in SKY Property Mgmt., Ltd., which was accounted for as non-current assets and liabilities held for sale as of December 31, 2012, to SK Innovation Co., Ltd., an affiliate of the Company. On the same date, the Company acquired a 50% equity interest in SK Marketing & Company Co., Ltd. from SK Innovation and SK Marketing & Company Co., Ltd. became a consolidated subsidiary of the Company.

(2)	Bond offering

On January 17, 2013, the Company issued fixed rate unsecured bonds in the principal amount of AUD 300 million. The annual interest rate of the bonds is 4.75% and the bonds mature on November 17, 2017.

[SK Broadband]

(1)	Merger

On February 20, 2013, the board of directors of SK Broadband resolved to merge Broadband Media Co., Ltd., its wholly-owned subsidiary, into SK Broadband. The merger was effective as of March 22, 2013. In connection with this merger, SK Broadband did not issue any new shares.

[SK Planet]

(1)	Merger

On December 21, 2012, the board of directors of SK Planet resolved to merge SK Marketing & Company Co., Ltd. into SK Planet to strengthen its competitiveness and produce synergies with its existing business. The merger was effective as of February 1, 2013. In connection with this merger, 12,927,317 new shares were issued by SK Planet pursuant to a merger ratio of 1.2927317:1.

(2)	Disposition of shares of PAXNet

On January 16, 2013, SK Planet sold all of its equity interest (5,590,442 shares) in PAXNet Co., Ltd. for Won 14.3 billion (Won 2,558 per share).

5.	Use of Proceeds

A.	Use of Proceeds from Public Offerings

•	Not applicable.

B.	Use of Proceeds from Private Offerings

(Unit: In millions of Won)
Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	-

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated statement of financial position of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of three domestic subsidiaries and a 21.1% owned domestic associate. The financial statements of the three domestic subsidiaries reflect total assets constituting 18.6% and total revenues constituting 15.1% in 2012 of the related consolidated totals. The Group’s investment in the domestic associate at December 31, 2012 was ￦ 3,374,726 million and the Group’s equity in profits of the domestic associate was ￦ 6,865 million. The financial statements of the three domestic subsidiaries and the 21.1% owned domestic associate were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for the three domestic subsidiaries and the 21.1% owned domestic associate, is based solely on the reports of the other auditors. Additionally, the consolidated financial statements as of and for the year ended December 31, 2011, presented for comparative purposes, were audited by other auditors and their report thereon, dated March 13, 2012, expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, based on our audit and results of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and its financial performance and its cash flows for the year then ended in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 35, during 2012 the Group decided to cease the broadcasting business due to the accumulating losses resulting from the continuing decline in satellite digital multimedia broadcasting subscribers. The Group has presented the loss from the cessation of the broadcasting business as loss from discontinued operation for the year ended December 31, 2012, classified the assets and liabilities as held for sale, and accordingly restated the comparative information of the statements of income, comprehensive income, and cash flows for the year ended December 31, 2011.

As discussed in note 2, the Group adopted amendments to K-IFRS No.1001, ‘Presentation of Financial Statements’ from the annual period ended December 31, 2012. The amendment requires operating income, which is calculated as operating revenue less operating expense, to be separately presented on the consolidated statement of income. Operating expense represents expense incurred from the Group’s main operating activities and includes cost of products that have been resold, and selling, general and administrative expenses. The Group applied this change in accounting policies retrospectively, and accordingly restated the comparative information of the consolidated statement of income for the year ended December 31, 2011.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean auditing standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 22, 2013

This report is effective as of February 22, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2012 and 2011

(In millions of won)	Note	December 31, 2012		December 31, 2011

Assets
Current Assets:
Cash and cash equivalents	31,32	￦	920,125	1,650,794
Short-term financial instruments	5,31,32,33,34		514,417	979,564
Short-term investment securities	8,31,32		60,127	94,829
Accounts receivable - trade, net	6,31,32,33		1,954,920	1,823,170
Short-term loans, net	6,31,32,33		84,908	100,429
Accounts receivable - other, net	6,31,32,33		582,098	908,836
Prepaid expenses			102,572	118,200
Derivative financial assets	20,31,32		9,656	148,038
Inventories, net	7,34		242,146	219,590
Assets classified as held for sale	9,34		775,556	—
Advanced payments and other	6,8,31,32,33		47,896	74,029

Total Current Assets			5,294,421	6,117,479

Non-Current Assets:
Long-term financial instruments	5,31,32,34		144	7,628
Long-term investment securities	8,31,32		953,712	1,537,945
Investments in associates	10		4,632,477	1,384,605
Property and equipment, net	11,33,34		9,712,719	9,030,998
Investment property, net	12		27,479	271,086
Goodwill	13		1,744,483	1,749,933
Intangible assets, net	14		2,689,658	2,995,803
Long-term loans, net	6,31,32,33		69,299	95,565
Long-term accounts receivable - other, net	6,31,32		—	5,393
Long-term prepaid expenses			31,341	567,762
Guarantee deposits	5,6,31,32,33		236,242	245,218
Long-term derivative financial assets	20,31,32		52,992	105,915
Deferred tax assets	28		124,098	227,578
Other non-current assets	6,31,32		26,494	23,128

Total Non-Current Assets			20,301,138	18,248,557

Total Assets		￦	25,595,559	24,366,036

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2012 and 2011

(In millions of won)	Note	December 31, 2012		December 31, 2011

Liabilities and Equity
Current Liabilities:
Short-term borrowings	15,31,32	￦	600,245	700,713
Current portion of long-term debt, net	15,16,18,31,32		892,867	1,662,841
Accounts payable - trade	31,32,33		253,884	195,391
Accounts payable - other	31,32,33		1,811,038	1,507,877
Withholdings	31,32,33		717,170	496,860
Accrued expenses	31,32		890,863	744,673
Income tax payable			60,253	293,725
Unearned revenue			258,691	290,791
Derivative financial liabilities	20,31,32		—	4,645
Provisions	17		287,307	657,198
Advanced receipts and other	31,32		108,272	118,876
Liabilities classified as held for sale	9		294,305	—

Total Current Liabilities			6,174,895	6,673,590

Non-Current Liabilities:
Debentures, net, excluding current portion	15,31,32		4,979,220	3,229,009
Long-term borrowings, excluding current portion	15,31,32		369,237	323,852
Long-term payables - other	16,31,32		715,508	847,496
Long-term unearned revenue			160,821	212,172
Finance lease liabilities	18,31,32		22,036	41,940
Defined benefit obligation	19		86,521	85,941
Long-term derivative financial liabilities	20,31,32		63,599	—
Long-term provisions	17		106,561	142,361
Other non-current liabilities	31,32,33		62,379	76,966

Total Non-Current Liabilities			6,565,882	4,959,737

Total Liabilities			12,740,777	11,633,327

Equity
Share capital	21		44,639	44,639
Capital deficit and other capital adjustments	21,22		(288,883)	(285,347)
Retained earnings	23		12,124,657	11,642,525
Reserves	24		(25,636)	260,064

Equity attributable to owners of the Parent Company			11,854,777	11,661,881
Non-controlling interests			1,000,005	1,070,828

Total Equity			12,854,782	12,732,709

Total Liabilities and Equity		￦	25,595,559	24,366,036

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2012 and 2011

(In millions of won except for per share data)	Note	2012		2011

Continuing operations
Operating revenue:	4,33
Revenue		￦	16,300,479	15,926,468
Operating expense:	33
Labor cost			1,283,305	1,173,247
Commissions paid			6,025,091	5,611,325
Depreciation and amortization	4		2,432,287	2,296,479
Network interconnection			1,057,145	1,264,109
Leased line			468,785	474,018
Advertising			400,076	374,269
Rent			424,476	401,706
Cost of products that have been resold			1,297,205	959,276
Other operating expenses	25		1,151,938	1,076,426

Sub-total			14,540,308	13,630,855

Operating income	4		1,760,171	2,295,613
Finance income	4,27		447,210	442,325
Finance costs	4,27		(638,297)	(343,776)
Losses related to investments in subsidiaries and associates, net	4,10		(24,279)	(47,149)
Other non-operating income	18,26		196,034	47,428
Other non-operating expenses	26		(189,952)	(153,752)

Profit before income tax			1,550,887	2,240,689

Income tax expense from continuing operations	4,28		295,887	608,955

Profit from continuing operations			1,255,000	1,631,734

Discontinued operation
Loss from discontinued operation, net of income taxes	35		(139,337)	(49,661)

Profit for the year	4	￦	1,115,663	1,582,073

Attributable to :
Owners of the Parent Company		￦	1,151,705	1,612,889
Non-controlling interests			(36,042)	(30,816)

Earnings per share	29
Basic earnings per share		￦	16,525	22,848

Diluted earnings per share		￦	16,141	22,223

Earnings per share - Continuing operations	29
Basic earnings per share		￦	18,246	23,544

Diluted earnings per share		￦	17,806	22,898

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012 and 2011

(In millions of won)	Note	2012		2011

Profit for the year		￦	1,115,663	1,582,073

Other comprehensive income (loss)
Net change in unrealized fair value of available-for-sale financial assets	24		(149,082)	(433,546)
Net change in other comprehensive income of investments in associates	10,24		(82,513)	(2,173)
Net change in unrealized fair value of derivatives	20,24		(23,361)	29,236
Foreign currency translation differences for foreign operations	24		(49,538)	40,673
Actuarial losses on defined benefit obligations, net	19		(15,048)	(25,275)

			(319,542)	(391,085)

Total comprehensive income		￦	796,121	1,190,988

Total comprehensive income attributable to:
Owners of the Parent Company		￦	851,565	1,206,577
Non-controlling interests			(55,444)	(15,589)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

(In millions of won)
	Controlling interest
	Share capital		Capital deficit and other capital adjustments	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balance, January 1, 2011	￦	44,639	(78,953)	10,721,249	643,056	11,329,991	1,078,008	12,407,999
Cash dividends		—	—	(668,293)	—	(668,293)	(2,226)	(670,519)
Treasury stock		—	(208,012)	—	—	(208,012)	—	(208,012)
Total comprehensive income
Profit (loss)		—	—	1,612,889	—	1,612,889	(30,816)	1,582,073
Other comprehensive income (loss)		—	—	(23,320)	(382,992)	(406,312)	15,227	(391,085)
Effect of change in income tax rate		—	(2,980)	—	—	(2,980)	—	(2,980)
Changes in ownership in subsidiaries		—	4,598	—	—	4,598	10,635	15,233

Balance, December 31, 2011	￦	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709

Balance, January 1, 2012	￦	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709
Cash dividends		—	—	(655,133)	—	(655,133)	(2,133)	(657,266)
Total comprehensive income
Profit (loss)		—	—	1,151,705	—	1,151,705	(36,042)	1,115,663
Other comprehensive loss		—	—	(14,440)	(285,700)	(300,140)	(19,402)	(319,542)
Changes in ownership in subsidiaries		—	(3,536)	—	—	(3,536)	(13,246)	(16,782)

Balance, December 31, 2012	￦	44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(In millions of won)	Note	2012		2011

Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,115,663	1,582,073
Adjustments for income and expenses	36		3,289,861	3,225,682
Changes in assets and liabilities related to operating activities	36		204,308	2,180,223

Sub-total			4,609,832	6,987,978
Interest received			88,711	156,745
Dividends received			27,732	34,521
Interest paid			(363,685)	(301,632)
Income tax paid			(362,926)	(571,217)

Net cash provided by operating activities			3,999,664	6,306,395

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			464,531	—
Decrease in short-term investment securities, net			65,000	125,000
Collection of short-term loans			282,658	194,561
Proceeds from disposal of long-term financial instruments			23	5
Proceeds from disposal of long-term investment securities			511,417	256,666
Proceeds from disposal of investments in associates			1,518	6,381
Proceeds from disposal of property and equipment			271,122	35,197
Proceeds from disposal of investment property			43,093	—
Proceeds from disposal of intangible assets			21,048	3,833
Collection of long-term loans			11,525	33,824
Decrease of deposits			41,785	—
Proceeds from disposal of other non-current assets			1,853	4,122
Proceeds from disposal of a subsidiary			89,002	—
Increase in cash due to acquisition of a subsidiary			26,651	66,277

Sub-total			1,831,226	725,866
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(412,256)
Increase in short-term loans			(245,465)	(233,189)
Increase in long-term loans			(3,464)	(13,856)
Increase in long-term financial instruments			(16)	(7,516)
Acquisition of long-term investment securities			(92,929)	(323,246)
Acquisition of investments in associates			(3,098,833)	(239,975)
Acquisition of property and equipment			(3,394,349)	(2,960,556)
Acquisition of investment property			(129)	(86,285)
Acquisition of intangible assets			(146,249)	(598,437)
Increase in asset held for sale			(51,831)	—
Increase in deposits			(43,534)	—
Increase in other non-current assets			(8,619)	(3,071)
Acquisition of business, net of cash acquired			(43,389)	—
Decrease in cash due to disposal of a subsidiary			(12,003)	(82,533)
Cash outflows from transaction of derivatives			—	(4,007)

Sub-total			(7,140,810)	(4,964,927)

Net cash used in investing activities		￦	(5,309,584)	(4,239,061)

See accompanying notes to the consolidated financial statements.

(In millions of won)	Note	2012		2011

Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		￦	—	174,222
Issuance of debentures			2,098,351	1,129,533
Proceeds from long-term borrowings			2,059,004	92,367
Cash inflows from transaction of derivatives			87,899	—
Increase in cash from the consolidated capital transaction			—	5,769

Sub-total			4,245,254	1,401,891
Cash outflows for financing activities:
Repayment of short-term borrowings			(61,401)	—
Repayment of current portion of long-term debt			(102,672)	(224,581)
Repayment of debentures			(1,145,691)	(842,160)
Repayment of long-term borrowings			(1,660,509)	(512,377)
Cash outflows from transaction of derivatives			(5,415)	(25,783)
Payment of finance lease liabilities			(20,794)	—
Payment of dividends			(655,133)	(668,293)
Acquisition of treasury stock			—	(208,012)
Decrease in cash from the consolidated capital transaction			(8,372)	—

Sub-total			(3,659,987)	(2,481,206)

Net cash provided by (used in) financing activities			585,267	(1,079,315)

Net increase (decrease) in cash and cash equivalents			(724,653)	988,019
Cash and cash equivalents at beginning of the year			1,650,794	659,405
Effects of exchange rate changes on cash and cash equivalents			(6,016)	3,370

Cash and cash equivalents at end of the year		￦	920,125	1,650,794

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2012, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
Institutional investors and other minority stockholders	49,331,547	61.09
Treasury stock	11,050,712	13.69

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co, Ltd. is the ultimate controlling entity of the Parent Company because it has de facto control of the Parent Company. An entity is viewed to have de facto control when the balance of holdings is dispersed and the other shareholders have not organized their interests in such a way that they exercise more votes than the minority holder.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2012 and 2011 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2012	Dec. 31, 2011
SK Telink Co., Ltd.	Korea	Telecommunication service	83.5	83.5
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
PAXNet Co., Ltd.	Korea	Internet website services	59.7	59.7
Loen Entertainment, Inc.	Korea	Release of music disc	67.6	67.6
Stonebridge Cinema Fund	Korea	Investment association	57.0	57.0
Ntreev Soft Co., Ltd.(*)	Korea	Game software production	—	63.7
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
Broadband D&M Co., Ltd.(*)	Korea	Base station maintenance service	—	100.0
Broadband Media Co., Ltd.	Korea	Multimedia TV portal services	100.0	100.0
Broadband CS Co., Ltd.(*)	Korea	Customer Q&A and services	—	100.0
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2012	Dec. 31, 2011
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
Service-In Co., Ltd.(*)	Korea	Database & on-line information service	—	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service and new media business	100.0	100.0
Madsmart, Inc.(*)	Korea	Application software production	100.0	—
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
SKY Property Mgmt. Ltd.	China	Real estate investment	60.0	60.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group., Ltd.(*)	China	Investment association	100.0	—
SK China Real Estate Co., Ltd.	Hong Kong	Real estate investment	99.4	99.4
SK Planet Japan(*)	Japan	Digital contents sourcing service	100.0	—
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.(*)	Singapore	Digital contents sourcing service	100.0	—
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.(*)	USA	Digital contents sourcing service	100.0	—
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, L.P.	Cayman	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0

(*)	Changes in subsidiaries are explained in note 1-(4).

In accordance with the accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the financial statements are not material considering both individual and overall quantitative and qualitative effects, although the Group has ownership interests of more than 50% on those subsidiaries.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the year ended December 31, 2012 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	241,977	128,191	113,786	341,084	(74,951)
SK Communications Co., Ltd.		265,819	70,483	195,336	197,153	(35,334)
PAXNet Co., Ltd.		31,400	9,173	22,227	34,237	(156)
Loen Entertainment, Inc.		173,079	44,998	128,081	185,016	23,839
Stonebridge Cinema Fund		10,965	903	10,062	509	5,707
Commerce Planet Co., Ltd.		34,007	35,351	(1,344)	52,507	655
SK Broadband Co., Ltd.		3,035,657	1,656,923	1,378,734	2,486,317	26,412
Broadband media Co., Ltd.		50,574	320,727	(270,153)	90,602	(3,396)
K-net Culture and Contents Venture Fund		43,779	15	43,764	—	(1,778)
Fitech Focus Limited Partnership II		22,547	—	22,547	—	(3,934)
Open Innovation Fund		43,394	—	43,394	—	(788)
PS&Marketing Corporation		317,613	181,737	135,876	1,484,492	(9,662)
Service Ace Co., Ltd.		48,956	24,461	24,495	146,554	3,418
Service Top Co., Ltd.		43,332	25,963	17,369	133,705	4,198
Network O&S Co., Ltd.		165,818	140,853	24,965	377,909	7,970
BNCP Co., Ltd.		24,000	9,367	14,633	26,167	(2,463)
SK Planet Co., Ltd.		1,647,965	381,620	1,266,345	1,034,697	11,977
Madsmart, Inc.(*1)		1,591	724	867	635	(2,756)
SK Telecom China Holdings Co., Ltd.		35,233	1,782	33,451	25,755	(151)
SKY Property Mgmt. Ltd.(*2)		773,413	294,305	479,108	70,808	10,390
Shenzhen E-eye High Tech Co., Ltd.		18,915	1,788	17,127	9,590	(1,068)
SK Global Healthcare Business Group., Ltd.(*1)		25,784	—	25,784	—	—
SK Planet Japan(*1)		47	4	43	—	(63)
SKT Vietnam PTE. Ltd.		38,331	7,904	30,427	990	(8)
SK Planet Global PTE. Ltd.(*1)		636	130	506	—	(526)
SKT Americas, Inc.		36,378	784	35,594	10,712	(10,837)
SKP America LLC.(*1)		6,669	2,431	4,238	109	(3,301)
YTK Investment Ltd.		64,036	—	64,036	—	—
Atlas Investment(*3)		51,065	205	50,860	—	(4,324)

(*1)	Changes in subsidiaries are explained in note 1-(4).
(*2)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.
(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2011 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	420,829	228,687	192,142	416,545	35,269
SK Communications Co., Ltd.		319,948	84,282	235,666	260,573	(5,041)
PAXNet Co., Ltd.		33,949	11,461	22,488	32,770	(2,347)
Loen Entertainment, Inc.		157,104	48,386	108,718	167,176	21,398
Stonebridge Cinema Fund		18,506	196	18,310	3	1,069
Ntreev Soft Co., Ltd.		37,529	17,304	20,225	54,725	8,707
Commerce Planet Co., Ltd.		49,729	51,057	(1,328)	74,982	(556)
SK Broadband Co., Ltd.		3,318,699	1,945,825	1,372,874	2,285,845	19,272
Broadband D&M Co., Ltd.		11,872	7,399	4,473	46,418	(49)
Broadband media Co., Ltd.		89,915	356,816	(266,901)	64,867	(32,214)
Broadband CS Co., Ltd.		6,948	18,744	(11,796)	73,935	63
K-net Culture and Contents Venture Fund		48,057	16	48,041	—	(113)
Fitech Focus Limited Partnership II		21,663	285	21,378	—	(10,358)
Open Innovation Fund		44,716	432	44,284	—	(427)
PS&Marketing Corporation		289,062	143,883	145,179	1,078,668	(31,820)
Service Ace Co., Ltd.		43,447	21,669	21,778	129,350	1,365
Service Top Co., Ltd.		37,165	23,255	13,910	122,580	1,829
Network O&S Co., Ltd.		80,249	61,555	18,694	199,642	5,646
BNCP Co., Ltd.		28,631	11,397	17,234	17,846	1,877
Service-In Co., Ltd.		3,247	759	2,488	6,225	(12)
SK Planet Co., Ltd.		1,677,730	423,903	1,253,827	279,466	11,014
SK Telecom China Holdings Co., Ltd.		36,810	2,442	34,368	26,939	(232)
SKY Property Mgmt. Ltd.(*1)		820,639	317,038	503,601	51,204	6,386
Shenzhen E-eye High Tech Co., Ltd.		23,569	3,744	19,825	13,740	2,007
SKT Vietnam PTE. Ltd.		42,539	9,769	32,770	5,519	205
SKT Americas, Inc.		42,681	1,280	41,401	18,468	(14,604)
YTK Investment Ltd.		51,218	—	51,218	—	—
Atlas Investment(*2)		50,643	530	50,113	—	(2,056)

(*1)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included or excluded from consolidation during the year ended December 31, 2012 is as follows:

1) Newly included subsidiaries

Subsidiary	Reason
Madsmart, Inc.	The Group acquired ownership interest in Madsmart, Inc.
SK Global Healthcare Business Group., Ltd.	The Group newly invested in SK Global Healthcare Business Group., Ltd.
SK Planet Japan	The Group newly invested in SK Planet Japan.
SK Planet Global PTE. Ltd.	The Group newly invested in SK Planet Global PTE. Ltd.
SKP America LLC.	The Group newly invested in SKP America LLC.

2) Excluded subsidiaries

Subsidiary	Reason
Ntreev Soft Co., Ltd.(*)	The Parent Company sold its investment during the year.
Broadband D&M Co., Ltd.	Merged into SK Broadband Co., Ltd. during the year.
Broadband CS Co., Ltd.	Merged into SK Broadband Co., Ltd. during the year.
Service-In Co., Ltd.	SK Communications Co., Ltd. sold its investment during the year.

(*)	The Parent Company sold 2,064,970 shares (ownership interest of 63.7%) of its investment to NCsoft Corporation and recognized a gain on the disposal of ￦ 66,006 million during the year ended December 31, 2012, which is included in gains (losses) related to investments in subsidiaries and associates, net, in the accompanying consolidated statements of income.

2.	Basis of Presentation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

2.	Basis of Presentation, Continued

(3)	Functional and presentation currency

Financial statements of Group entities within the Group are presented in functional currency and the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes: revenue, classification of investment property, and lease classification.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipments, and intangible assets, impairment of goodwill, measurement of defined benefit obligation, utilization of tax losses, and commitments and contingencies.

(5)	Changes in accounting policies

1) Changes in accounting policies

(i) Financial Instruments: Disclosures

The Group has applied the amendments to K-IFRS No.1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Group derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(ii) Presentation of financial statements

The Group adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ from the annual period ended December 31, 2012. The Group’s operating income is calculated as operating revenue less operating expense. Operating expense represents expense incurred from the Group’s main operating activities and includes cost of products that have been resold, and selling, general and administrative expenses.

2.	Basis of Presentation, Continued

(5)	Changes in accounting policies, Continued

2) Impact of changes in accounting policies

The Group retrospectively applied the amendment to K-IFRS No. 1001, for which the impact is as follows:

(In millions of won)
	2012		2011
Operating income before adoption of the amendment	￦	1,766,253	2,189,289
Differences:
Other non-operating income
Fees revenues		(3,982)	(5,264)
Gain on disposal of property and equipment and intangible assets		(162,590)	(6,275)
Others		(29,462)	(35,889)

		(196,034)	(47,428)
Other non-operating expense
Loss on impairment of property and equipment and intangible assets		38,623	2,580
Loss on disposal of property and equipment and intangible assets		11,398	16,372
Donations		81,357	90,115
Bad debt for accounts receivable – other		30,107	12,847
Others		28,467	31,838

		189,952	153,752

Operating income after adoption of the amendment	￦	1,760,171	2,295,613

(6)	Common control transactions

SK Holdings Co, Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it has de facto control of the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

(7)	Authorization for issuance of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on February 7, 2013, which will be submitted for approval to the shareholders’ meeting to be held on March 22, 2013.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for those as described in note 2-(5).

(1) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments which consist of cellular services, fixed-line telecommunication services and others, as described in note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of the other entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

(ii) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(iii) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(iv) Changes in the Parent Company’s ownership interest in a subsidiary

Changes in the Parent Company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions with owners in their capacity as owners. Adjustments to non-controlling interests are based on a proportionate amount of the net assets of the subsidiary. No adjustments are made to goodwill and no gain or loss is recognized in profit or loss. The difference between the consideration and the adjustments made to non-controlling interest is recognized directly in equity attributable to the owners of the Parent Company.

(3)	Business combination

(i) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No. 1012, ‘Income Taxes’

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No. 1105, ‘Non-current Assets Held for Sale’

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer.

3.	Significant Accounting Policies, Continued

(3)	Business combination, Continued

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032, ‘Financial Instruments: Presentation’ and K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’.

(ii) Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

As part of its transition to K-IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with K-IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP, K-GAAP.

(iii) Acquisitions from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established; for this purpose comparatives are revised.

The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the Group controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within Group equity except that any share capital of the acquired entities is recognized as part of share premium.

(4)	Associates

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

3.	Significant Accounting Policies, Continued

(4)	Associates, Continued

The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(5)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(6)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

3.	Significant Accounting Policies, Continued

(7)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i) Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii) Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v) De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

3.	Significant Accounting Policies, Continued

(7)	Non-derivative financial assets, Continued

(vi) Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(8)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

3.	Significant Accounting Policies, Continued

(8)	Derivative financial instruments, including hedge accounting, Continued

(ii) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(9)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

3.	Significant Accounting Policies, Continued

(9)	Impairment of financial assets, Continued

(i) Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(ii) Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(10)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property, plant and equipment shall be carried at its cost less any accumulated depreciation and any accumulated impairment losses.

3.	Significant Accounting Policies, Continued

(10)	Property, plant and equipment, Continued

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)

Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(11)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

3.	Significant Accounting Policies, Continued

(12)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)

Frequency use rights	6 ~ 13
Land use rights	5
Industrial rights	5 ~ 10
Development costs	5
Facility usage rights	10 ~ 20
Customer relations	4~9
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

3.	Significant Accounting Policies, Continued

(13)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i) Grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii) Grants related to expense

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(14)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(15)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

3.	Significant Accounting Policies, Continued

(15)	Impairment of non-financial assets, Continued

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(16)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

3.	Significant Accounting Policies, Continued

(16)	Leases, Continued

(ii) Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii) Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

(17)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

3.	Significant Accounting Policies, Continued

(18)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(19)	Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

3.	Significant Accounting Policies, Continued

(19)	Employee benefits, Continued

(iii) Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Group recognizes the past service cost immediately.

(v) Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

3.	Significant Accounting Policies, Continued

(20)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(21)	Foreign currencies

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

3.	Significant Accounting Policies, Continued

(21)	Foreign currencies, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(22)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

(23) Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

(i) Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic short and long distance charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

3.	Significant Accounting Policies, Continued

(23)	Revenue, Continued

(ii) Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii) Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(iv) Bundled arrangements

When the Group sells both handsets and wireless services to subscribers, the Group recognizes these transactions separately as sales for handset sales and wireless telecommunication services.

(24)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(25) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

3.	Significant Accounting Policies, Continued

(25)	Income taxes, Continued

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3.	Significant Accounting Policies, Continued

(26)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(27)	Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. When an operation is classified as a discontinued operation, the comparative consolidated statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

(28)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2012, and the Group has not early adopted them.

(i) K-IFRS No.1110, ‘Consolidated Financial Statements’

The standard introduces a single control model to determine whether an investee should be consolidated. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

(ii) K-IFRS No.1111, ‘Joint Arrangements’

The standard classifies joint arrangements into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

3.	Significant Accounting Policies, Continued

(28)	New standards and interpretations not yet adopted, Continued

(iii) K-IFRS No.1112, ‘Disclosure of Interests in Other Entities’

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Group is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

(iv) Amendments to K-IFRS No. 1019, ‘Employee Benefits’

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Group’s annual periods beginning on or after January 1, 2013.

(v) K-IFRS No. 1113, ‘Fair Value Measurement’

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Group’s annual periods beginning on or after January 1, 2013.

(vi) Amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’

The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendment is mandatorily effective for annual periods beginning on or after July 1, 2012.

Management is in the process of evaluating the impact, if any, of applying these standards on its financial position and results of operations.

4.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s Internet portal services and other operations, do not meet the quantitative thresholds to be considered reportable segments and are presented as Other.

Cellular services include cellular voice service, wireless data service and wireless internet services. Fixed-line telecommunication services include telephone services, internet services, and leased line services. Other includes the Group’s Internet portal services, game manufacturing and other immaterial operations.

(1) Segment information as of and for the years ended December 31, 2012 and 2011 is as follows:

(In millions of won)
	2012
	Cellular services		Fixed-line telecommunication services	Other	Total segments	Consolidation adjustments	Consolidated amount
Total sales	￦	14,475,379	3,018,156	1,648,142	19,141,677	(2,841,198)	16,300,479
Internal sales		1,256,475	824,295	760,428	2,841,198	(2,841,198)	—
External sales		13,218,904	2,193,861	887,714	16,300,479	—	16,300,479
Operating income		1,683,431	53,115	23,625	1,760,171	—	1,760,171
Interest income		54,790	19,071	26,106	99,967	—	99,967
Interest expense		(320,050)	(79,935)	(12,394)	(412,379)	—	(412,379)
Depreciation and amortization		(1,735,193)	(578,969)	(118,125)	(2,432,287)	—	(2,432,287)
Gain (loss) related to investments in subsidiaries and associates, net		6,007	1,171	(31,457)	(24,279)	—	(24,279)
Income tax benefit (expense) from continuing operations		(295,399)	11,356	(11,844)	(295,887)	—	(295,887)
Profit (loss)		1,280,730	(7,352)	(18,378)	1,255,000	—	1,255,000
Total assets		22,860,867	3,349,715	3,298,774	29,509,356	(3,913,797)	25,595,559
Total liabilities		10,281,115	2,105,282	860,336	13,246,733	(505,956)	12,740,777

4.	Operating Segments, Continued

(In millions of won)
	2011
	Cellular services		Fixed-line telecommunication services	Other	Total segments	Consolidation adjustments	Consolidated amount
Total sales	￦	14,081,496	2,878,139	1,009,636	17,969,271	(2,042,803)	15,926,468
Internal sales		1,005,229	746,190	291,384	2,042,803	(2,042,803)	—
External sales		13,076,267	2,131,949	718,252	15,926,468	—	15,926,468
Operating income		2,178,070	66,231	51,312	2,295,613	—	2,295,613
Interest income		139,319	15,404	13,425	168,148	—	168,148
Interest expense		(197,569)	(91,298)	(8,305)	(297,172)	—	(297,172)
Depreciation and amortization		(1,666,703)	(574,399)	(55,377)	(2,296,479)	—	(2,296,479)
Gain(Loss) related to investments in subsidiaries and associates, net		(25,860)	(940)	(20,349)	(47,149)	—	(47,149)
Income tax expense from continuing operations		(583,711)	(9,786)	(15,458)	(608,955)	—	(608,955)
Profit (loss)		1,675,393	(62,939)	19,280	1,631,734	—	1,631,734
Total assets		20,970,450	3,844,042	3,503,663	28,318,155	(3,952,119)	24,366,036
Total liabilities		8,804,587	2,554,298	982,657	12,341,542	(708,215)	11,633,327

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total sales for the years ended December 31, 2012 and 2011.

4.	Operating Segments, Continued

(2) The Group’s revenues are generated as follows:

(In billions of won except percentage)
	2012			2011
	Amount		Percentage of total revenue	Amount	Percentage of total revenue
Cellular revenue
Wireless service	￦	10,591,489	65.0%	10,447,605	65.6
Interconnection		860,250	5.3	1,090,874	6.8
Digital handset sales		1,131,657	6.9	787,237	4.9
Other(*1)		635,508	3.9	750,551	4.7

		13,218,904	81.1	13,076,267	82.1

Fixed-line telecommunication services revenue
Fixed line telephone service		485,941	3.0	490,739	3.1
Interconnection revenue		98,460	.6	83,804	.5
Broadband internet service		864,955	5.3	1,000,474	6.3
International calling service		144,073	.9	163,559	1.0
Miscellaneous(*2)		600,432	3.7	393,373	2.5

		2,193,861	13.5	2,131,949	13.4

Other revenue
Commerce service(*3)		391,894	2.4	99,891	.6
Portal service(*4)		167,815	1.0	233,832	1.5
Other(*5)		328,005	2.0	384,529	2.4

		887,714	5.4	718,252	4.5

Total operating revenue		16,300,479	100.0	15,926,468	100.0

(*1)	Other cellular revenue includes revenue from the sale and licensing of Internet platform solutions.
(*2)	Miscellaneous includes revenues from leased line, corporate data and internet solutions businesses.
(*3)	Commerce service revenue includes sales from online shopping mall, such as, 11th Street.
(*4)	Portal service revenue includes revenues from Nate, an online portal service and Cyworld, a social network service.
(*5)	Other includes revenue from T store, online marketplace for mobile application, and the platform businesses for the period October 1, 2011 to December 31, 2012, subsequent to spin-off.

4.	Operating Segments, Continued

(3) Reconciliations of reportable segment assets and liabilities as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012	2011
Assets
Total assets for reportable segments	29,509,356	28,318,155
Elimination of inter-segment assets	(464,152)	(708,813)
Investment in subsidiaries and associates	(4,047,710)	(3,865,168)
Goodwill, PP&E FV adjustments and others	598,065	621,862

	25,595,559	24,366,036

Liabilities
Total liabilities for reportable segments	13,246,733	12,341,542
Elimination of inter-segment liabilities	(464,152)	(708,813)
PP&E FV adjustments and others	(41,804)	598

	12,740,777	11,633,327

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2012 and 2011 are summarized as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Short-term financial instruments	￦
Charitable fund(*1)		76,500	70,500
Guarantees for loans and other similar instruments (*2)		149,000	154,000
Other		16,087	7,962
Long-term financial instruments		106	7,589
Guarantee deposits		40	—

	￦	241,733	240,051

(*1)	The Group established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2012, the funds cannot be withdrawn.
(*2)	SK Broadband Co., Ltd., a subsidiary, has guaranteed certain loans of Broadband Media Co., Ltd. and provided short-term financial instruments as collateral.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2012 and 2011 are as follows:

(In millions of won)	December 31, 2012
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	2,166,293	(211,373)	1,954,920
Short-term loans		86,789	(1,881)	84,908
Accounts receivable - other		639,386	(57,288)	582,098
Accrued income		8,857	(142)	8,715
Others		431	—	431

		2,901,756	(270,684)	2,631,072
Non-current assets:
Long-term loans		97,636	(28,337)	69,299
Guarantee deposits		236,242	—	236,242
Long-term accounts receivable - trade		15,024	(1,647)	13,377

		348,902	(29,984)	318,918

	￦	3,250,658	(300,668)	2,949,990

(In millions of won)	December 31, 2011
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	2,063,611	(240,441)	1,823,170
Short-term loans		102,693	(2,264)	100,429
Accounts receivable - other		953,821	(44,985)	908,836
Accrued income		21,989	(142)	21,847
Others		462	—	462

		3,142,576	(287,832)	2,854,744
Non-current assets:
Long-term loans		126,553	(30,988)	95,565
Long-term accounts receivable – other		5,393	—	5,393
Guarantee deposits		245,218	—	245,218
Long-term accounts receivable – trade		12,471	—	12,471

		389,635	(30,988)	358,647

	￦	3,532,211	(318,820)	3,213,391

6.	Trade and Other Receivables, Continued

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the years ended December 31, 2012 and 2011 were as follows:

(In millions of won)
	2012		2011
Balance at January 1	￦	318,820	327,382
Increase of bad debt allowances		82,500	96,595
Reversal of allowances for doubtful accounts		(5,902)	(2,301)
Write-offs		(111,611)	(121,805)
Collection of receivables previously written-off		18,169	18,839
Net exchange differences and changes in consolidation scope		(1,308)	110

Balance at December 31	￦	300,668	318,820

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012			December 31, 2011
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue or impaired	￦	1,589,911	976,882	1,417,574	1,287,606
Overdue but not impaired		38,590	1,588	34,030	32,144
Impaired		552,816	90,871	624,478	136,379

		2,181,317	1,069,341	2,076,082	1,456,129
Allowances for doubtful accounts		(213,020)	(87,648)	(240,441)	(78,379)

	￦	1,968,297	981,693	1,835,641	1,377,750

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012			December 31, 2011
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Less than 1 month	￦	4,067	171	9,125	15,384
1 ~ 3 months		10,264	673	8,063	3,147
3 ~ 6 months		10,507	101	4,124	713
More than 6 months		13,752	643	12,718	12,900

	￦	38,590	1,588	34,030	32,144

7.	Inventories

Details of inventories as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012				December 31, 2011
	Acquisition cost		Write- down of inventory	Carrying amount	Acquisition cost	Write- down of inventory	Carrying amount
Merchandise	￦	230,640	(1,784)	228,856	216,452	(4,551)	211,901
Finished goods		3,525	(962)	2,563	3,371	(547)	2,824
Work in process		309	—	309	286	—	286
Raw materials and supplies		10,487	(69)	10,418	4,630	(51)	4,579

	￦	244,961	(2,815)	242,146	224,739	(5,149)	219,590

8.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Beneficiary certificates(*)	￦	56,160	91,539
Current portion of long-term investment securities		3,967	3,290

	￦	60,127	94,829

(*)	The distributions arising from beneficiary certificates as of December 31, 2012 were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Equity securities:
Marketable equity securities	￦	584,035	1,100,847
Unlisted equity securities(*1)		99,643	97,397
Equity investments(*2)		223,370	281,877

		907,048	1,480,121
Debt securities(*3):
Public bonds		377	413
Investment bonds(*4)		50,254	60,701

		50,631	61,114

Total		957,679	1,541,235
Less current portion of long-term investment securities		(3,967)	(3,290)

Long-term investment securities	￦	953,712	1,537,945

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.

8.	Investment Securities, Continued

(*3)	Interest income from debt securities for the years ended December 31, 2012 and 2011 are ￦ 7,579 million and ￦ 7,660 million, respectively.
(*4)	The Group classified convertible bonds of NanoEnTek, Inc. (carrying amount as of December 31, 2012: ￦ 15,356 million), which were acquired during the year ended December 31, 2011, as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

9.	Assets and Liabilities Classified as Held for Sale

(1)	Subsidiary

For the year ended December 31, 2012, the Group classified assets and liabilities of a subsidiary, SKY Property Mgmt. Ltd., as held for sale as a result of the Board of Directors’ December 21, 2012 decision to dispose of the Group’s ownership interests of 27% in the subsidiary in order to utilize the proceeds for new business opportunities. The ownership interests were disposed as of January 11, 2013 (see note 37).

Non-current assets and liabilities held for sale as of December 31, 2012 are as follows:

(In millions of won)
	December 31, 2012
Asset group held-for sale	￦	773,413
Current assets(*1)		69,094
Non-current assets		704,319
Long-term prepaid expense		486,439
Investment property		186,682
Property and equipment		1,566
Other non-current assets		29,632
Liability group held-for-sale		294,305
Current liabilities		51,069
Non-current liabilities		243,236

(*1)	Cash and cash equivalents of ￦ 51,831 million which are included in current assets are recognized as cash outflows from investing activities in the statements of cashflows as the cash equivalents are expected to be recovered through the disposal of assets and liabilities held for sale.

The assets and liabilities classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

(2)	Investments in associates

A disposal contract for the Group’s ownership interests in SK Fans Co., Ltd., an associate, has been entered into as of December 31, 2012 and ￦ 2,143 million of the investment in the associate was reclassified to non-current assets held for sale after an impairment loss of ￦ 7,656 million was recognized.

10.	Investments in Associates

(1)	Investments in associates accounted for using the equity method as of December 31, 2012 and 2011 are as follows:

(In millions of won, except for share data)	2012					2011
	Number of shares	Ownership (%)	Acquisition cost		Carrying amount	Carrying amount
SK Marketing & Company Co., Ltd.	5,000,000	50.0	￦	190,000	145,333	128,320
SK China Company Ltd.(*1,2)	720,000	9.6		49,529	37,628	48,488
SK USA, Inc.	49	49.0		3,184	4,580	4,534
Fitech Sector Limited Partnership IV	2,500	49.7		25,000	25,488	24,907
F&U Credit information Co., Ltd.	300,000	50.0		2,410	4,011	3,565
Korea IT Fund(*4)	190	63.3		190,000	230,016	230,980
JYP Entertainment Corporation	691,680	25.5		4,150	4,232	4,008
Konan Technology	78,550	29.5		13,456	4,835	4,760
Etoos Co., Ltd.(*1)	701,000	15.6		18,993	12,037	13,928
BMC Digital Culture Contents Fund	100	39.8		10,000	6,549	8,415
Wave City Development Co., Ltd.(*1)	382,000	19.1		1,967	—	1,124
IBKC-bmc Cultural Contents Fund	—	25.0		2,500	1,753	2,326
Hanhwa No.2 Daisy Entertainment Investment Fund	—	20.0		2,000	655	1,165
BMC Korea Movie Fund	135	46.6		13,500	17,114	13,926
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000	378,457	396,553
Daehan Kanggun BcN Co., Ltd.	1,675,126	29.0		8,376	7,982	8,001
Television Media Korea Ltd.(*5)	18,564,000	51.0		18,568	11,757	15,262
Candle Media Co., Ltd.	21,620,360	40.9		33,746	21,935	11,814
NanoEnTek, Inc.(*1)	1,807,130	9.3		11,000	9,276	10,470
UNISK(Beijing) Information Technology Co., Ltd.	49	49.0		3,475	6,589	5,886
SK Industrial Development China Co., Ltd.	72,952,360	35.0		83,691	77,967	83,691
PT. Melon Indonesia	4,900,000	49.0		6,492	4,447	5,326
Packet One Network	1,151,556	28.2		140,139	88,389	103,409
Mobile Money Venture, LLC	—	50.0		12,762	826	983
SK Technology Innovation Company	9,800	49.0		85,873	63,559	75,974
LightSquared Inc.(*1)	3,387,916	3.3		72,096	—	49,441
ViKi, Inc.	—	26.3		17,799	15,667	17,799
HappyNarae Co., Ltd.(*3)	680,000	42.5		12,250	13,113	12,250
SK Hynix Inc.(*6)	146,100,000	21.1		3,374,726	3,328,245	—
SK MENA Investment B.V.(*7)	—	32.1		14,485	13,666	—
SK Latin America Investment(*7)	—	32.1		14,243	13,685	—
Gemini(*7)	—	20.0		6,108	7,139	—
TR Entertainment and others	—	—		181,151	75,547	97,300

			￦	5,023,669	4,632,477	1,384,605

10.	Investments in Associates, Continued

(*1)	Classified as an investment in associate because the Group can exercise significant influence over the associate through participation on the associate’s board of directors.
(*2)	Ownership interests in SK China Company Ltd. decreased due to the disproportionate capital contribution.
(*3)	The name of the entity has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the year ended December 31, 2012.
(*4)	Classified as an investment in associate because the Group has less than 50% of the voting rights of the board of directors.
(*5)	Classified as an investment in associates because the entity is considered a joint venture.
(*6)	The Group acquired 146,100,000 shares (ownership interest of 21.1%) of SK Hynix Inc. through purchase of existing shares and subscription of new shares on February 14, 2012.
(*7)	The Group acquired a 32.1%, 32.1%, and 20.0% of ownership interest of SK MENA Investment B.V., SK Latin America Investment, and Gemini, respectively, during the year ended December 31, 2012.

(2)	The market price of investments in listed associates as of December 31, 2012 and 2011 are as follows:

(In millions of won, except for share and per share data)
	December 31, 2012				December 31, 2011
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
Candle Media Co., Ltd.	￦	858	21,620,360	18,550	1,435	11,010,280	15,800
NanoEnTek, Inc.		3,915	1,807,130	7,075	4,160	1,807,130	7,518
SK Hynix Inc.		25,750	146,100,000	3,762,075	—	—	—

10.	Investments in Associates, Continued

(3)	The financial information of the investees as of and for the years ended December 31, 2012 and 2011 is as follows:

(In millions of won)
	As of and for the year ended December 31, 2012
	Total assets		Total liabilities	Total equity	Revenue	Profit (loss) for the period
SK Marketing & Company Co., Ltd.	￦	804,487	513,820	290,667	712,509	34,040
SK China Company Ltd.		429,729	20,314	409,415	84,744	3,941
SK USA, Inc.		18,385	9,038	9,347	9,982	382
Fitech Sector Limited Partnership IV		51,056	7	51,049	1,935	82
F&U Credit information Co., Ltd.		14,409	7,309	7,100	63,896	1,014
Korea IT Fund		363,346	6	363,340	19,444	5,820
JYP Entertainment Corporation		19,137	13,559	5,578	22,020	2,467
Konan Technology		14,318	2,258	12,060	12,009	175
Etoos Co., Ltd.		70,743	72,998	(2,255)	108,434	(1,858)
BMC Digital Culture Contents Fund		16,447	9	16,438	604	(4,685)
Wave City Development Co., Ltd.		125,892	135,047	(9,155)	179	(1,757)
IBKC-bmc Cultural Contents Fund		7,103	93	7,010	272	(2,295)
Hanhwa No.2 Daisy Entertainment Investment Fund		3,477	201	3,276	38	(2,550)
BMC Korea Movie Fund		36,842	78	36,764	10,949	6,849
HanaSK Card Co., Ltd.		8,184,015	7,499,799	684,216	1,012,772	(29,571)
Daehan Kanggun BcN Co., Ltd.		212,696	186,305	26,391	14,922	(1,200)
Television Media Korea Ltd.		28,506	5,923	22,583	12,115	(6,873)
Candle Media Co., Ltd.		32,566	4,700	27,866	14,068	(4,386)
NanoEnTek, Inc.		44,400	21,458	22,942	13,561	(6,363)
UNISK(Beijing) Information Technology Co., Ltd.		19,261	8,015	11,246	23,298	2,201
PT. Melon Indonesia		9,927	852	9,075	—	(1,128)
Packet One Network		256,899	224,832	32,067	110,152	(42,830)
Mobile Money Venture, LLC		1,741	30	1,711	—	(123)
SK Technology Innovation Company		151,746	22,033	129,713	10,992	(13,410)
ViKi, Inc.		10,581	921	9,660	636	(4,011)
SK Industrial Development China Co., Ltd.		309,318	86,556	222,762	—	3,629
HappyNarae Co., Ltd.		33,271	22,240	11,031	153,966	1,075
SK Hynix Inc.(*1)		18,648,694	8,909,251	9,739,443	10,162,210	(158,795)
SK MENA Investment B.V.		41,854	29	41,825	—	55
SK Latin America Investment		31,665	24	31,641	—	67
Gemini		37,044	9,714	27,330	—	(1,785)

(*1)	Financial information of SK Hynix Inc. used when applying the equity method represents financial information after the acquisition date, February 14, 2012. Revenue and net loss from February 14, 2012 through December 31, 2012 were ￦ 9,210,298 million and ￦ 71,548 million, respectively.

10.	Investments in Associates, Continued

(In millions of won)
	As of and for the year ended December 31, 2011
	Total assets		Total liabilities	Total equity	Revenue	Profit (loss) for the period
SK Marketing & Company Co., Ltd.	￦	753,508	496,867	256,641	652,749	21,543
SK China Company, Ltd.		281,579	58,124	223,455	43,526	4,542
SK USA, Inc.		20,184	10,932	9,252	10,623	(2,133)
Fitech Sector Limited Partnership IV		50,357	478	49,879	—	(1,717)
F&U Credit information Co., Ltd.		13,511	7,303	6,208	50,554	110
Korea IT Fund		364,706	—	364,706	—	10,502
JYP Entertainment Corporation		17,467	14,424	3,043	17,722	407
Konan Technology		15,507	3,622	11,885	11,790	651
Etoos Co., Ltd.		69,994	67,889	2,105	107,174	(743)
BMC Digital Culture Contents Fund		21,288	166	21,122	187	(621)
Wave City Development Co., Ltd.		129,768	123,882	5,886	431	(1,399)
IBKC-bmc Cultural Contents Fund		9,387	81	9,306	638	106
Hanhwa No.2 Daisy Entertainment Investment Fund		5,877	51	5,826	92	(1,518)
BMC Korea Movie Fund		30,068	153	29,915	4,690	1,019
HanaSK Card Co., Ltd.		9,810,720	9,094,326	716,394	849,719	25,593
Daehan Kanggun BcN Co., Ltd.		213,896	186,305	27,591	12,772	(1,132)
Television Media Korea Ltd.		34,606	5,151	29,455	4,919	(6,481)
Candle Media Co., Ltd.		25,978	5,588	20,390	27,494	(5,650)
NanoEnTek, Inc.		52,649	20,379	32,270	13,088	(8,809)
UNISK(Beijing) Information Technology Co., Ltd.		20,401	8,388	12,013	16,028	1,202
PT. Melon Indonesia		12,112	1,242	10,870	803	(1,860)
Packet One Network		269,362	197,048	72,314	99,918	(72,307)
Mobile Money Venture, LLC		2,191	227	1,964	6,294	1,189
SK Technology Innovation Company		159,745	4,695	155,050	—	(11,556)
LightSquared Inc.		4,647,136	3,125,885	1,521,251	33,374	(669,558)
SK Industrial Development China Co., Ltd.		245,294	517	244,777	—	4,214
HappyNarae Co., Ltd.		31,335	22,095	9,240	124,986	1,001

(4)	Details of changes in investments in associates accounted for using the equity method for the years ended December 31, 2012 and 2011 are as follows:

10.	Investments in Associates, Continued

(In millions of won)
	2012
	Beginning balance		Acquisition	Disposal	Share of profits (losses) (*1)	Other comprehensive income	Impairment loss	Other increase (decrease) (*3)	Ending balance
SK Marketing & Company Co., Ltd.	￦	128,320	—	—	17,585	(572)	—	—	145,333
SK China Company, Ltd.		48,488	—	—	217	(11,077)	—	—	37,628
SK USA, Inc.		4,534	—	—	332	(286)	—	—	4,580
Fitech Sector Limited Partnership IV		24,907	—	—	49	532	—	—	25,488
F&U Credit information Co., Ltd.		3,565	—	—	446	—	—	—	4,011
Korea IT Fund		230,980	—	—	(1,141)	177	—	—	230,016
JYP Entertainment Corporation		4,008	—	—	282	(58)	—	—	4,232
Konan Technology		4,760	—	—	75	—	—	—	4,835
Etoos Co., Ltd.		13,928	—	—	(1,891)	—	—	—	12,037
BMC Digital Culture Contents Fund		8,415	—	—	(1,866)	—	—	—	6,549
Wave City Development Co., Ltd.		1,124	—	—	(1,124)	—	—	—	—
IBKC-bmc Cultural Contents Fund		2,326	—	—	(573)	—	—	—	1,753
Hanhwa No.2 Daisy Entertainment Investment Fund		1,165	—	—	(510)	—	—	—	655
BMC Korea Movie Fund		13,926	—	—	3,188	—	—	—	17,114
HanaSK Card Co., Ltd.		396,553	—	—	(16,842)	(1,254)	—	—	378,457
Daehan Kanggun BcN Co., Ltd.		8,001	—	—	(19)	—	—	—	7,982
Television Media Korea Ltd.		15,262	—	—	(3,505)	—	—	—	11,757
Candle Media Co., Ltd.		11,814	8,000	(2,147)	3,619	361	—	288	21,935
NanoEnTek, Inc.		10,470	—	—	(1,290)	96	—	—	9,276
UNISK(Beijing) Information Technology Co., Ltd.		5,886	—	—	1,294	(591)	—	—	6,589
PT. Melon Indonesia		5,326	—	—	(468)	(411)	—	—	4,447
Packet One Network		103,409	2,387	—	(18,252)	845	—	—	88,389
Mobile Money Venture, LLC		983	—	—	(91)	(66)	—	—	826
SK Technology Innovation Company		75,974	—	—	(7,320)	(5,095)	—	—	63,559
LightSquared Inc.		49,441	—	—	(10,571)	1,513	(40,383)	—	—
ViKi, Inc.		17,799	—	—	(2,168)	36	—	—	15,667
SK Industrial Development China Co., Ltd.		83,691	—	—	276	(6,000)	—	—	77,967
HappyNarae Co., Ltd.		12,250	—	—	863	—	—	—	13,113
SK Hynix Inc.		—	3,374,726	—	6,865	(53,346)	—	—	3,328,245
SK MENA Investment B.V.		—	14,485	—	16	(835)	—	—	13,666
SK Latin America Investment		—	14,243	—	(296)	(262)	—	—	13,685
Gemini		—	6,108	—	1,254	(223)	—	—	7,139
TR Entertainment and others(*2)		97,300	23,657	(1,950)	(9,099)	(5,241)	(7,656)	(21,464)	75,547

	￦	1,384,605	3,443,606	(4,097)	(40,665)	(81,757)	(48,039)	(21,176)	4,632,477

10.	Investments in Associates, Continued

(*1)	Includes losses on the disposal of investments in associates of ￦ 1,581 million.
(*2)	For the year ended December 31, 2012, the Group reclassified ownership interests in SK Fans Co., Ltd., a subsidiary, of ￦ 2,143 million to assets classified as held for sale after recognizing ￦ 7,656 million of an impairment loss.
(*3)	Other increase (decrease) includes reclassification from SKY Property Mgmt. Ltd.’s investments in associate, SKY Investment Co., Ltd. to non-current assets held for sale of ￦ 25,824 million as of December 31, 2012.

(In millions of won)	2011
	Beginning balance		Acquisition	Disposal	Share of profits (losses) (*1)	Other comprehensive income	Dividends	Other increase (decrease)	Ending balance
SK Marketing & Company Co., Ltd.	￦	117,905	—	—	9,952	817	—	(354)	128,320
SK China Company, Ltd.		46,573	—	—	1,022	893	—	—	48,488
SK USA, Inc.		5,972	—	—	(1,472)	34	—	—	4,534
Fitech Sector Limited Partnership IV		24,953	—	—	(26)	(20)	—	—	24,907
F&U Credit information Co., Ltd.		4,529	—	—	36	—	(1,000)	—	3,565
Korea IT Fund		226,633	—	—	11,904	(466)	(7,091)	—	230,980
JYP Entertainment Corporation		4,150	—	—	(142)	—	—	—	4,008
Konan Technology		4,410	—	—	351	(1)	—	—	4,760
Etoos Co., Ltd.		14,339	—	—	(710)	299	—	—	13,928
BMC Digital Culture Contents Fund		8,925	—	—	(510)	—	—	—	8,415
Wave City Development Co., Ltd.		1,392	—	—	(268)	—	—	—	1,124
IBKC-bmc Cultural Contents Fund		2,292	—	—	34	—	—	—	2,326
Hanhwa No.2 Daisy Entertainment Investment Fund		2,008	—	—	(843)	—	—	—	1,165
BMC Korea Movie Fund		13,977	—	—	(51)	—	—	—	13,926
HanaSK Card Co., Ltd.		386,417	—	—	10,213	(112)	—	35	396,553
Daehan Kanggun BcN Co., Ltd.		7,264	1,068	—	(331)	—	—	—	8,001
Television Media Korea Ltd.		18,568	—	—	(3,306)	—	—	—	15,262
Candle Media Co., Ltd.		19,313	1,000	—	(8,743)	244	—	—	11,814
NanoEnTek, Inc.		—	11,000	—	(490)	(22)	—	(18)	10,470
UNISK(Beijing) Information Technology Co., Ltd.		4,714	—	—	597	575	—	—	5,886
SK Industrial Development China Co., Ltd.		—	83,691	—	—	—	—	—	83,691

10.	Investments in Associates, Continued

(In millions of won)
	2011
	Beginning balance		Acquisition	Disposal	Share of profits (losses) (*1)	Other comprehensive income	Dividends	Other increase (decrease)	Ending balance
HappyNarae Co., Ltd.	￦	—	12,250	—	—	—	—	—	12,250
PT. Melon Indonesia		6,210	—	—	(910)	26	—	—	5,326
Packet One Network		116,160	17,895	—	(32,569)	(345)	—	2,268	103,409
Mobile Money Venture, LLC		3,206	—	—	595	—	(2,877)	59	983
SK Technology Innovation Company		25,052	57,727	—	(5,675)	(1,130)	—	—	75,974
Lightsquared Inc.		72,096	—	—	(21,142)	(1,513)	—	—	49,441
ViKi, Inc.		—	17,799	—	—	—	—	—	17,799
SK Wyverns Baseball Club Co., Ltd. and others		67,634	37,545	(3,807)	(6,733)	401	—	2,260	97,300

	￦	1,204,692	239,975	(3,807)	(49,217)	(320)	(10,968)	4,250	1,384,605

(*1)	Includes gains on disposal of investments in associates of ￦ 2,861 million and losses on disposal of investments in associates of ￦ 793 million.

(5)	Details of changes in the differences between the acquisition cost and fair value of the Group’s interest in the net assets of equity method investees at the acquisition date for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	As of and for the year ended December 31, 2012
	Beginning balance		Increase	Adjustments (*)	Ending balance
HappyNarae Co., Ltd.	￦	8,323	101	—	8,424
Fitech Sector Limited Partnership IV		116	—	—	116
F&U Credit information Co., Ltd.		461	—	—	461
JYP Entertainment Corporation		3,479	—	(24)	3,455
Konan Technology		1,312	—	—	1,312
Etoos Co., Ltd.		13,414	—	(1,212)	12,202
HanaSK Card Co., Ltd.		45,520	—	(2,328)	43,192
Television Media Korea Ltd.		240	—	—	240
Candle Media Co., Ltd.		5,928	3,662	—	9,590
NanoEnTek, Inc.		7,145	—	—	7,145
Packet One Network		76,364	375	(8,366)	68,373
SK Hynix Inc.		—	1,257,136	21,927	1,279,063
SK MENA Investment B.V.		—	262	—	262
SK Latin America Investment		—	277	—	277
Gemini		—	1,673	—	1,673
TR Entertainment and others		16,555	—	—	16,555

	￦	178,857	1,263,486	9,997	1,452,340

10.	Investments in Associates, Continued

(In millions of won)
	As of and for the year ended December 31, 2011
	Beginning balance		Increase (decrease)	Adjustments (*)	Ending balance
HappyNarae Co., Ltd.	￦	—	8,323	—	8,323
Fitech Secter Limited Partnership IV		116	—	—	116
F&U Credit information Co., Ltd.		461	—	—	461
JYP Entertainment Corporation		3,479	—	—	3,479
Konan Technology		1,312	—	—	1,312
Etoos Co., Ltd		13,876	—	(462)	13,414
HanaSK Card Co., Ltd.		47,848	—	(2,328)	45,520
Television Media Korea Ltd.		240	—	—	240
Candle Media Co., Ltd.		5,531	397	—	5,928
NanoEnTek, Inc.		7,145	—	—	7,145
Packet One Network		76,479	—	(115)	76,364
TR Entertainment and other		14,422	2,133	—	16,555

	￦	170,909	10,853	(2,905)	178,857

(*)	Adjustments of difference between fair value of net assets of investee and carrying amount of net assets at acquisition date.

(6)	Details of changes in unrealized intercompany gains incurred from sales of assets for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	As of and for the year ended December 31, 2012
	Beginning balance		Increase	Decrease	Ending balance
SK China Company Ltd.	￦	823	—	(823)	—
Konan Technology		56	—	(22)	34
Etoos Co., Ltd.		(186)	—	—	(186)
ULand Company Limited and other		2,575	—	(2,575)	—

	￦	3,268	—	(3,420)	(152)

(In millions of won)
	As of and for the year ended December 31, 2011
	Beginning balance		Increase	Decrease	Ending balance
SK China Company Ltd.	￦	823	—	—	823
Konan Technology		79	—	(23)	56
Etoos Co., Ltd.		(186)	—	—	(186)
ULand Company Limited and other		3,844	—	(1,269)	2,575

	￦	4,560	—	(1,292)	3,268

10.	Investments in Associates, Continued

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of December 31, 2012 are as follows:

(In millions of won)	Unrealized loss			Unrealized change in equity
	Year ended Dec. 31		Accumulated	Year ended Dec. 31	Accumulated
SK Wyverns Baseball Club Co., Ltd.	￦	(1,099)	—	—	—
ULand Company Limited		1,207	1,703	77	127
Wave City Development Co., Ltd.		1,749	1,749	—	—
Cyworld Holdings Hong Kong and others		—	2,937	—	334

	￦	1,857	6,389	77	461

11.	Property and Equipment

(1)	Property and equipment as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	704,908	—	—	704,908
Buildings		1,391,489	(505,118)	—	886,371
Structures		681,905	(318,421)	—	363,484
Machinery		22,997,148	(16,558,093)	(122,863)	6,316,192
Other		1,609,034	(971,062)	(760)	637,212
Construction in progress		804,552	—	—	804,552

	￦	28,189,036	(18,352,694)	(123,623)	9,712,719

(In millions of won)
	December 31, 2011
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	730,361	—	—	730,361
Buildings		1,514,787	(525,709)	—	989,078
Structures		585,724	(284,609)	—	301,115
Machinery		21,340,424	(15,844,924)	(1,928)	5,493,572
Other		1,617,736	(906,263)	(12)	711,461
Construction in progress		805,411	—	—	805,411

	￦	26,594,443	(17,561,505)	(1,940)	9,030,998

11.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Classified as held for sale	Change of consolidation scope	Ending balance
Land	￦	730,361	1,499	(41,771)	14,819	—	—	—	—	704,908
Buildings		989,078	1,369	(62,699)	9,491	(50,868)	—	—	—	886,371
Structures		301,115	65,541	(81)	30,632	(33,723)	—	—	—	363,484
Machinery		5,493,572	547,874	(24,614)	2,188,882	(1,780,899)	(108,623)	—	—	6,316,192
Other		711,461	1,497,412	(4,593)	(1,438,042)	(124,426)	(748)	(1,566)	(2,286)	637,212
Construction in progress		805,411	1,280,654	(810)	(1,262,578)	—	(18,125)	—	—	804,552

	￦	9,030,998	3,394,349	(134,568)	(456,796)	(1,989,916)	(127,496)	(1,566)	(2,286)	9,712,719

(*)	The Group recognized ￦ 109,486 million of impairment loss on property and equipment in relation to the discontinuance of the digital multimedia broadcasting service and included the amount in loss from discontinued operation.

(In millions of won)
	2011
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Change of consolidation scope	Ending balance
Land	￦	707,970	3,300	(1,968)	21,059	—	—	730,361
Buildings		1,018,508	27,565	(6,172)	2,278	(53,101)	—	989,078
Structures		242,125	65,665	(141)	25,673	(32,207)	—	301,115
Machinery		5,167,143	390,376	(26,662)	1,640,380	(1,677,640)	(25)	5,493,572
Other		570,187	1,289,809	(6,347)	(1,039,030)	(104,997)	1,839	711,461
Construction in progress		447,480	1,183,841	(8,322)	(817,588)	—	—	805,411

	￦	8,153,413	2,960,556	(49,612)	(167,228)	(1,867,945)	1,814	9,030,998

12.	Investment Property

(1)	Investment property as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	12,638	—	12,638
Buildings		20,026	(5,185)	14,841

	￦	32,664	(5,185)	27,479

12.	Investment Property, Continued

(In millions of won)
	December 31, 2011
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	23,153	—	23,153
Buildings		295,767	(47,834)	247,933

	￦	318,920	(47,834)	271,086

(2)	Changes in investment property for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Classified as held for sale	Ending balance
Land	￦	23,153	—	(10,737)	222	—	—	12,638
Buildings		247,933	129	(22,619)	(15,797)	(8,123)	(186,682)	14,841

	￦	271,086	129	(33,356)	(15,575)	(8,123)	(186,682)	27,479

(In millions of won)
	2011
	Beginning balance		Acquisition	Transfer	Depreciation	Ending balance
Land	￦	19,670	—	3,483	—	23,153
Buildings		177,637	86,285	(8,887)	(7,102)	247,933

	￦	197,307	86,285	(5,404)	(7,102)	271,086

(3)	Details of fair value of investment property as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount	Fair value
Land	￦	12,638	15,228	23,153	40,540
Buildings		14,841	13,949	247,933	272,794

	￦	27,479	29,177	271,086	313,334

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

(4)	Income (expense) from investment property for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Rent revenue	￦	73,755	54,088
Operating expense		(57,049)	(42,141)

13.	Goodwill

(1)	Goodwill as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		79,804	85,254

	￦	1,744,483	1,749,933

Goodwill is allocated to the following CGUs for the purpose of the impairment test.

•	Shinsegi Telecom, Inc.(*1): cellular services

•	SK Broadband Co., Ltd.(*2): fixed-line telecommunication services

•	Other: other

(*1)	Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.1% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless business growth. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to the reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.3% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.4% was applied for the cash flows expected to be incurred after five years. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to the reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(2)	Details of changes in goodwill for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Beginning balance	￦	1,749,933	1,736,649
Goodwill increase due to acquisitions		10,078	13,242
Impairment loss		(13,316)	—
Other increase (decrease)(*)		(2,212)	42

	￦	1,744,483	1,749,933

(*)	Other increase (decrease) represents effects of exchange rate changes in relation to the foreign subsidiaries and reclassification of assets held for sale.

No accumulated impairment losses were included in the beginning balance of goodwill and impairment loss was only recognized for the year ended December 31, 2012.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	2,837,385	(1,140,610)	(2,907)	1,693,868
Land use rights		42,041	(25,979)	—	16,062
Industrial rights		84,955	(24,851)	—	60,104
Development costs		171,256	(146,757)	(11,079)	13,420
Facility usage rights		142,283	(76,943)	—	65,340
Customer relations		52,792	(3,906)	—	48,886
Memberships(*1)		119,686	—	(732)	118,954
Other(*2)		2,197,856	(1,518,585)	(6,247)	673,024

	￦	5,648,254	(2,937,631)	(20,965)	2,689,658

(In millions of won)
	2011
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	2,820,726	(931,624)	—	1,889,102
Land use rights		38,450	(19,124)	—	19,326
Industrial rights		79,720	(20,246)	—	59,474
Development costs		162,197	(134,710)	(6,526)	20,961
Facility usage rights		138,802	(69,311)	—	69,491
Customer relations		648,035	(506,217)	—	141,818
Memberships(*1)		117,711	—	—	117,711
Other(*2)		1,958,802	(1,276,646)	(4,236)	677,920

	￦	5,964,443	(2,957,878)	(10,762)	2,995,803

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Group built and donated to a university which in turn the Group is given rights-to-use for a definite number of years.

14.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment(*)	Change of consolidation scope	Ending balance
Frequency use rights	￦	1,889,102	16,659	—	—	(208,986)	(2,907)	—	1,693,868
Land use rights		19,326	3,830	(142)	—	(6,952)	—	—	16,062
Industrial rights		59,474	4,313	—	687	(4,316)	(6)	(48)	60,104
Development costs		20,961	3,019	—	933	(6,940)	(4,553)	—	13,420
Facility usage rights		69,491	3,998	(121)	108	(8,136)	—	—	65,340
Customer relations		141,818	578	—	—	(93,510)	—	—	48,886
Memberships		117,711	6,363	(3,972)	396	—	(732)	(812)	118,954
Other		677,920	115,498	(15,630)	194,442	(286,139)	(11,200)	(1,867)	673,024

	￦	2,995,803	154,258	(19,865)	196,566	(614,979)	(19,398)	(2,727)	2,689,658

(*)	The Group recognized ￦ 12,101 million of impairment loss on intangible assets in relation to the frequency use rights of the discontinuance of Digital Multimedia Broadcasting service and included the amount in loss from discontinued operation.

(In millions of won)
	2011
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Classified as held for sale	Ending balance
Frequency use rights	￦	709,043	1,333,796	—	—	(153,737)	—	—	1,889,102
Land use rights		17,551	7,623	(54)	—	(5,794)	—	—	19,326
Industrial rights		60,740	1,848	(1)	646	(3,759)	—	—	59,474
Development costs		26,470	7,006	—	(609)	(8,481)	(459)	(2,966)	20,961
Facility usage rights		73,760	4,544	(110)	44	(7,970)	(777)	—	69,491
Customer relations		226,940	1,791	—	—	(92,796)	—	5,883	141,818
Memberships		111,736	6,864	(2,440)	1,551	—	—	—	117,711
Other		658,716	109,784	(1,674)	245,495	(335,119)	(1,343)	2,061	677,920

	￦	1,884,956	1,473,256	(4,279)	247,127	(607,656)	(2,579)	4,978	2,995,803

14.	Intangible Assets, Continued

(3)	Research and development expenditure recognized as expense for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Research and development costs expensed as incurred	￦	304,557	271,382

(4)	The carrying amount and residual useful lives of major intangible assets as of December 31, 2012 are as follows:

(In millions of won)
	Amount		Description	Residual useful lives
W-CDMA license	￦	389,949	Frequency use rights relating to W-CDMA service		(*1)
W-CDMA license		65,244	Frequency use rights relating to W-CDMA service		(*2)
800MHz license		344,624	Frequency use rights relating to CDMA and LTE service		(*3)
1.8GHz license		879,350	Frequency use rights relating to LTE service		(*4)
WiBro license		14,701	WiBro service		(*5)
Customer relationships		48,886	Customer relationships related to acquisition of SK Broadband Co., Ltd.	9 months

	￦	1,742,754

(*1)	The Group purchased the W-CDMA license from Korea Communication Commission (“KCC”) on December 4, 2001. Amortization of the W-CDMA license commenced once the Group began its commercial W-CDMA services on December 29, 2003, under a straight-line basis over the remaining useful life of the license. The W-CDMA license will expire in December 2016.
(*2)	The Group purchased the additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Group started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-CDMA license will expire in December 2016.
(*3)	The Group purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Group started its related commercial CDMA and LTE services on July 1, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(*4)	The Group purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license commenced once the Group started its related commercial LTE services in July 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.
(*5)	The Group additionally purchased WiBro license in March 2012. Amortization of this WiBro license commenced when the Group started its commercial WiBro services on March 30, 2012, under a straight line basis over the remaining useful life. This WiBro license will expire in March 2019.

15.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2012 and 2011 are as follows:

(In millions of won and thousands of U.S. dollars)
	Lender	Annual interest rate (%)	December 31, 2012		December 31, 2011
Commercial paper	Woori Bank, etc.	2.98 ~ 3.10	￦	130,000		200,000
Short-term borrowings (Korean won)	Kookmin Bank, etc.	3.65 ~ 6.20		470,245		394,033
Short-term borrowings (Foreign currency)	SK China Company, Ltd.	—		—	(USD	106,680 92,500)

			￦	600,245		700,713

(2)	Long-term borrowings as of December 31, 2012 and 2011 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of Chinese yuan)
Lender	Annual interest rate (%)	Maturity	December 31, 2012		December 31, 2011
Bank of Communications (*1,2)	6M Libor + 0.29	Oct. 10, 2013	￦ (USD	32,133 30,000)	(USD	34,599 30,000)
Bank of China(*1)	6M Libor + 0.29	Oct. 10, 2013	(USD	21,422 20,000)	(USD	23,066 20,000)
DBS Bank(*1)	6M Libor + 0.29	Oct. 10, 2013	(USD	26,778 25,000)	(USD	28,833 25,000)
SMBC(*1)	6M Libor + 0.29	Oct. 10, 2013	(USD	26,778 25,000)	(USD	28,833 25,000)
China Merchants Bank	6.35	Jan. 27, 2018		—	(CNY	65,893 360,000)
Korea Exchange Bank	6.11	Jan. 28, 2015		—	(CNY	31,116 170,000)
Hana Bank HK	3M Libor + 3.2	Mar. 3, 2014		—	(USD	86,498 75,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		350,000		—
Kookmin Bank	3.56	Jun. 15, 2012		—		1,977
Korea Development Bank	3.56	Jun. 17, 2013		1,762		5,288
Korea Development Bank	3.56	Jun. 16, 2014		4,942		8,237
Shinhan Bank	3.56	Jun. 15, 2015		8,561		10,273
Kookmin Bank	3.56	Jun. 15, 2016		9,749		9,749
Kookmin Bank	3.56	Mar. 15, 2017		5,996		—

Sub-total				488,121		334,362
Less present value discount on long-term borrowings				(1,667)		—

				486,454		334,362
Less current portion of long-term borrowings				(117,217)		(10,510)

Long-term borrowings			￦	369,237		323,852

(*1)	As of December 31, 2012, 6M Libor rate is 0.51%.
(*2)	Credit Agricole transferred the loans to Bank of Communications during the year ended December 31, 2012.

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2012 and 2011 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Japanese Yen, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2012		December 31, 2011
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000		200,000
Unsecured private bonds		2013	4.00		200,000		200,000
Unsecured private bonds		2014	5.00		200,000		200,000
Unsecured private bonds		2012	—		—	(JPY	185,645 12,500,000)
Unsecured private bonds	Other fund	2015	5.00		200,000		200,000
Unsecured private bonds		2018	5.00		200,000		200,000
Unsecured private bonds		2013	6.92		250,000		250,000
Unsecured private bonds		2016	5.54		40,000		40,000
Unsecured private bonds		2012	—		—	(JPY	44,555 3,000,000)
Unsecured private bonds		2016	5.92		230,000		230,000
Unsecured private bonds		2012	—		—	(JPY	74,258 5,000,000)
Unsecured private bonds	Operating fund	2016	3.95		110,000		110,000
Unsecured private bonds		2021	4.22		190,000		190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000		—
Unsecured private bonds		2022	3.30		140,000		—
Unsecured private bonds		2032	3.45		90,000		—
Unsecured private bonds(*1)	Operating fund	2014	4.86		20,000		50,000
Unsecured private bonds(*1)		2015	4.62		10,000		50,000
Unsecured private bonds(*2)		2013	3.99		150,000		150,000
Unsecured private bonds(*2)		2014	4.53		290,000		290,000
Unsecured private bonds(*2)		2014	4.40		100,000		100,000
Unsecured private bonds(*2)		2015	4.09		110,000		—
Unsecured private bonds(*2)		2015	4.14		110,000		—
Unsecured private bonds(*2)		2017	4.28		100,000		—
Unsecured private bonds(*2)		2015	3.14		130,000		—
Unsecured private bonds(*2)		2017	3.27		120,000		—
Foreign global bonds		2027	6.63	(USD	428,440 400,000)	(USD	461,320 400,000)
Foreign global bonds		2012	7.00		—	(USD	576,650 500,000)
Exchangeable bonds(*5)	Refinancing fund	2014	1.75	(USD	405,678 332,528)	(USD	397,886 332,528)
Floating rate notes(*3)	Operating fund	2012	—		—	(USD	253,726 220,000)
Floating rate notes(*3)		2014	3M Libor + 1.60	(USD	267,775 250,000)	(USD	288,325 250,000)
Floating rate notes(*4)		2014	SOR rate + 1.20	(SGD	56,906 65,000)	(SGD	57,619 65,000)
Swiss unsecured private bonds		2017	1.75	(CHF	351,930 300,000)		—
Foreign global bonds		2018	2.13	(USD	749,770 700,000)		—

Sub-total					5,620,499		4,799,984
Less discounts on bonds					(43,500)		(39,096)

					5,576,999		4,760,888
Less current portion of bonds payable					(597,779)		(1,531,879)

					4,979,220		3,229,009

15.	Borrowings and Debentures, Continued

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*2)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*3)	As of December 31, 2012, 3M Libor rate is 0.31%.
(*4)	As of December 31, 2012, SOR rate is 0.35%.
(*5)	As of December 31, 2012, exchangeable bonds are classified as financial liabilities at fair value through profit or loss. As of December 31, 2011, the exchangeable bonds were classified as current as the bond holders were eligible to exercise early redemption right during the period from January 23, 2012 to March 8, 2012 and redeem their notes at 100% of the principal amount on April 7, 2012. However, as of December 31, 2012, the exchangeable bonds are reclassified as non-current liabilities as the bond holders did not exercise their now expired early redemption right.

On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%. As of December 31, 2012, fair value of the exchangeable bonds is USD 378, 749,392. The exchange price could be adjusted and the exchange price is ￦ 197,760 with the exchange rate of ￦ 1,383.40 per USD 1.

The Group may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be exchanged as of December 31, 2012 is 2,326,149 shares.

Exchanges of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Group’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Group will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on February 9, 2012 and July 28, 2012, the exchange price was changed from ￦ 209,853 to ￦ 197,760 and the number of common shares that can be exchanged was changed from 2,192,102 shares to 2,326,149 shares due to the payment of periodic and interim dividends. During the year ended December 31, 2012, no exchange was made.

16.	Long-term Payables - other

(1)	Long-term payables as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Payables related to acquisition of W-CDMA licenses	￦	705,605	840,974
Other(*)		9,903	6,522

	￦	715,508	847,496

(*)	Other consists of vested compensation claims of employees who have rendered long-term service.

(2)	As of December 31, 2012 and 2011, long-term payables consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequencies as follows:

(In millions of won)
	2.1GHz		800MHz	1.8GHz	2.3GHz	Total
Period of payment		2012 ~ 2014	2013 ~ 2015	2012 ~ 2021	2014 ~ 2016
Coupon rate(*1)		3.58%	3.51%	3.00%	3.00%
Annual effective interest rate(*2)		5.89%	5.69%	5.25%	5.80%
Nominal value	￦	52,600	208,250	746,250	8,650	1,015,750
Present value discount on long-term payments - other		(3,237)	(11,060)	(66,797)	(641)	(81,735)

Present value of long-term payables - other at the time of acquisition		49,363	197,190	679,453	8,009	934,015

Nominal value		52,600	208,250	746,250	—	1,007,100
Present value discount on long-term payables - other		(3,237)	(11,060)	(66,797)	—	(81,094)
Current portion of long-term payables - other		(17,533)	—	(74,625)	—	(92,158)
Accumulated amortization of present value discount at December 31, 2011		2,065	1,925	3,136	—	7,126
Carrying amount as of December 31, 2011		33,895	199,115	607,964	—	840,974
Increase		—	—	—	8,650	8,650
Present value discount on long-term payables - other		—	—	—	(641)	(641)
Amortization of present value discount on long-term payables - other		628	4,029	9,775	155	14,587

Less current portion of long-term payables - other		(17,372)	(68,535)	(72,058)	—	(157,965)

Carrying amount at December 31, 2012	￦	17,151	134,609	545,681	8,164	705,605

(*1)	The Group applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.

16.	Long-term Payables - other, Continued

(*2)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payables-other.

(3)	The repayment schedule of long-term payables - other as of December 31, 2012 is as follows:

(In millions of won)
	Amount
2013	￦	161,575
2014		164,458
2015		146,925
2016 and thereafter		450,633

	￦	923,591

17.	Provisions

(1)	Changes in provisions for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012					As of December 31, 2012
	Beginning balance		Increase	Utilization,	Ending balance	Current	Non-current
Provision for handset subsidy	￦	762,238	272,869	(681,724)	353,383	279,977	73,406
Provision for restoration		36,379	4,896	(1,380)	39,895	7,256	32,639
Other provisions		942	43	(395)	590	74	516

	￦	799,559	277,808	(683,499)	393,868	287,307	106,561

(In millions of won)	2011					As of December 31, 2011
	Beginning balance		Increase	Utilization,	Ending balance	Current	Non-current
Provision for handset subsidy	￦	732,042	877,191	(846,995)	762,238	653,172	109,066
Provision for restoration		32,522	8,466	(4,609)	36,379	3,877	32,502
Other provisions		286	811	(155)	942	149	793

	￦	764,850	886,468	(851,759)	799,559	657,198	142,361

The Group recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis.

(2)	The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on inflation assuming demolition of the relevant assets after six years

18.	Lease

(1)	Finance Lease

The Group has leased certain telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	￦	19,904	31,308
Long-term finance lease liabilities		22,036	41,940

	￦	41,940	73,248

The Group’s related interest and principal as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012			December 31, 2011
	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	￦	21,375	19,904	34,198	31,308
1 ~ 5 years		22,744	22,036	44,119	41,940

Subtotal		44,119	41,940	78,317	73,248

Current portion of long-term finance lease liabilities			(19,904)		(31,308)

Long-term finance lease liabilities	￦		22,036		41,940

(2)	Operating Lease

The Group entered into operating lease and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues are as follows:

(In millions of won)
	Lease payments		Lease revenues
Less than 1 year	￦	36,411	1,636
1 ~ 5 years		108,747	1,074
More than 5 years		69,058	1,026

	￦	214,216	3,736

(3)	Sales and Leaseback

For the year ended December 31, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease and the gain on disposal of property and equipment and investment property is recognized as other non-operating income.

19.	Defined Benefit Liabilities

(1)	Defined contribution plans

The Group operates a defined contribution plan for participating employees. Though the Group pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee as a separate fund from the Group’s assets.

(2)	Defined benefit plans

The Group also operates a defined benefit pension plan for employees and uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation. The Group expects to make a contribution of ￦ 54,087 million to the defined benefit plans during the next financial year.

(3)	Details of defined benefit liabilities as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Present value of defined benefit obligations	￦	244,866	188,120
Fair value of plan assets		(158,345)	(102,179)

	￦	86,521	85,941

(4)	Principal actuarial assumptions as of December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Discount rate for defined benefit obligations	3.28% ~ 4.75%	4.11% ~ 6.15%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	3.28% ~ 5.34%	2.00% ~ 8.11%
Expected rate of salary increase	3.00% ~ 5.81%	3.50% ~ 5.10%

Discount rate for defined benefit obligation is determined based on the respective entities’ credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of return on plan assets represent weighted average rate of market value of the individual assets on the plan. Expected rate of return on plan assets is determined based on the historical yield rate and current market conditions. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement. Inflation rate is determined based on inflation data declared by Bank of Korea.

19.	Defined Benefit Liabilities, Continued

(5)	Changes in defined benefit obligations for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Beginning balance	￦	188,120	160,363
Current service cost		77,060	63,925
Interest cost		8,119	9,086
Actuarial loss		19,942	30,503
Benefits paid		(46,066)	(77,754)
Others(*)		(2,309)	1,997

Ending balance	￦	244,866	188,120

(*)	Others include effects of changes in consolidation scope of (–) ￦ 4,185 million in relation to the disposal of Ntreev Soft Co., Ltd. and transfers to construction in progress during the year ended December 31, 2012.

(6)	Changes in plan assets for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Beginning balance	￦	102,179	92,493
Expected return on plan assets		4,314	4,059
Actuarial gain (loss)		447	(1,048)
Contributions by employer directly to plan assets		60,533	44,961
Benefits paid		(9,108)	(38,343)
Others		(20)	57

Ending balance	￦	158,345	102,179

(7)	Expenses recognized in profit and loss and capitalized into construction-in-progress for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Current service cost	￦	77,060	63,925
Interest cost		8,119	9,086
Expected return on plan assets		(4,314)	(4,059)

	￦	80,865	68,952

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

19.	Defined Benefit Liabilities, Continued

(8)	Details of plan assets as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Equity instruments	￦	1,221	—
Debt instruments		34,269	12,455
Short-term financial instruments, etc.		122,855	89,724

	￦	158,345	102,179

Actual return on plan assets for the years ended December 31, 2012 and 2011 amounted to ￦ 4,761 million and ￦ 3,011 million, respectively.

20.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting

The Group has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling USD 100,000,000 borrowed on October 10, 2006. As of December 31, 2012, in connection with unsettled cross currency interest rate swap contracts to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ￦ 2,391 million (net of tax effect totaling ￦ 263 million and foreign currency translation loss arising from U.S. dollar denominated long-term borrowings totaling ￦ 12,310 million) is accounted for as accumulated other comprehensive loss.

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and five other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of December 31, 2012, in connection with unsettled foreign currency swap contracts to which cash flow hedge accounting is applied since May 12, 2010, an accumulated loss on valuation of derivatives amounting to ￦ 37,047 million (net of tax effect totaling ￦ 11,828 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦ 28,628 million) is accounted for as accumulated other comprehensive loss. In connection with the currency swap contract, a gain on valuation of the currency swap contract which was incurred before application of hedge accounting amounting to ￦ 129,806 million was recognized in profit or loss.

In addition, the Group has entered into a floating-to-fixed cross currency swap contract with DBS Bank and Citi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 250,000,000 issued on December 15, 2011. As of December 31, 2012, in connection with the unsettled cross currency interest rate swap contract, an accumulated gain on valuation of derivatives amounting to ￦ 6,152 million (net of tax effect totaling ￦ 1,964 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦ 21,668 million) is accounted for as other comprehensive income.

20.	Derivative Instruments, Continued

In addition, the Group has entered into a floating-to-fixed cross currency swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar denominated bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of December 31, 2012, in connection with the unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦ 121 million (net of tax effect totaling ￦ 39 million and foreign currency translation gain arising from unguaranteed Singapore dollar denominated bonds totaling ￦ 554 million) is accounted for as accumulated other comprehensive loss.

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with Citi Bank and five other banks to hedge the foreign currency risk of its Swiss Franc denominated bonds with face amounts totaling CHF 300,000,000 issued on June 12, 2012. As of December 31, 2012, in connection with the unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦ 5,999 million (net of tax effect totaling ￦ 1,915 million and foreign currency translation gain arising from unguaranteed Swiss Franc denominated bonds totaling ￦ 11,550 million) is accounted for as accumulated other comprehensive loss.

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with Barclays and nine other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 700,000,000 issued on November 1, 2012. As of December 31, 2012, in connection with the unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦ 12,419 million (net of tax effect totaling ￦ 3,965 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦ 13,485 million) is accounted for as accumulated other comprehensive loss.

(2)	Convertible options not designated as hedged items

The Group sold its entire amount of ownership interests in Etoos Co., Ltd. which have been held by a subsidiary, SK Communications Co., Ltd. for the period prior to 2011, to Etoos Academy. With respect to this transaction, the Group received convertible bonds including convertible options as consideration and recognized losses on the valuation of derivatives of ￦ 286 million and ￦ 943 million for the years ended December 31, 2012 and 2011, respectively, in profit or loss.

20.	Derivative Instruments, Continued

As of December 31, 2012, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won, thousands of U.S. dollars, Japanese yen, Singapore dollars, and Swiss franc)
					Fair value
	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge		Not Designated	Total
Current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	100,000	Oct. 10, 2006 ~ Oct. 10, 2013	￦	9,656	—	9,656
Non-current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		52,303	—	52,303
Convertible option	Convertible bonds	KRW	50,000	Sep. 01, 2009 ~ Aug. 31, 2014		—	689	689

Total assets					￦	61,959	689	62,648

Non-current liabilities:
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	250,000	Dec. 15, 2011 ~ Dec. 12, 2014		13,552	—	13,552
Floating-to-fixed cross currency swap	Singapore dollar denominated bonds	SGD	65,000	Dec. 15, 2011 ~ Dec. 12, 2014		714	—	714
Fixed-to-fixed cross currency swap	Swiss Franc denominated bonds	CHF	300,000	Jun. 12, 2012 ~ Jun. 12, 2017		19,464	—	19,464
Fixed-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	700,000	Nov. 1, 2012 ~ May. 1, 2018		29,869	—	29,869

Total liabilities					￦	63,599	—	63,599

21.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦ 500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments as of December 31, 2012 and 2011 are as follows:

(In millions of won, except for share data)
	December 31, 2012		December 31, 2011
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus (deficit) and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,410,451)	(2,410,451)
Loss on disposal of treasury stock		(18,855)	(18,855)
Others(*2)		(775,464)	(771,928)

	￦	(288,883)	(285,347)

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others primarily consist of net losses on disposals of businesses and the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Ultimate Controlling Entity.

There were no changes in share capital for the years ended December 31, 2012 and 2011.

22.	Treasury Stock

Through 2009, the Parent Company acquired 8,400,712 shares of treasury stock in the open market for ￦ 1,992,083 million to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder value, and to stabilize its stock prices when needed.

In addition, the Parent Company acquired 1,250,000 shares of treasury stock for ￦ 210,356 million from July 26, 2010 to October 20, 2010 and 1,400,000 shares of treasury stock for ￦ 208,012 million from July 21, 2011 to September 28, 2011, in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of these treasury stock transactions, as of December 31, 2012 and 2011, the Parent Company has 11,050,712 shares of treasury stock at ￦ 2,410,451 million.

23.	Retained Earnings

(1)	Retained earnings as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		220,000	535,595
Reserve for business expansion		9,106,138	8,009,138
Reserve for technology development		1,901,300	1,524,000

		11,249,758	10,091,053
Unappropriated		874,899	1,551,472

	￦	12,124,657	11,642,525

(2)	Legal reserve

The Korean Commercial Code requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

24.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Unrealized fair value of available-for-sale financial assets	￦	207,063	354,951
Other comprehensive income of investments in associates		(175,044)	(93,599)
Unrealized fair value of derivatives		(46,652)	(25,100)
Foreign currency translation differences for foreign operations		(11,003)	23,812

	￦	(25,636)	260,064

24.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012
	Unrealized fair value of available-for- sale financial assets		Other comprehensive income of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2012	￦	354,951	(93,599)	(25,100)	23,812	260,064
Changes		(194,929)	(75,448)	(26,114)	(34,815)	(331,306)
Tax effect		47,041	(5,997)	4,562	—	45,606

Balance at December 31, 2012	￦	207,063	(175,044)	(46,652)	(11,003)	(25,636)

(In millions of won)	2011
	Unrealized fair value of available-for- sale financial assets		Other comprehensive income of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2011	￦	793,645	(91,413)	(56,862)	(2,314)	643,056
Changes		(555,612)	(906)	40,865	26,126	(489,527)
Tax effect		116,918	(1,280)	(9,103)	—	106,535

Balance at December 31, 2011	￦	354,951	(93,599)	(25,100)	23,812	260,064

(3)	Details of changes in fair value of available-for-sale financial assets for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2012	￦	467,846	(112,895)	354,951
Amount recognized as other comprehensive income during the year		(43,135)	10,249	(32,886)
Amount reclassified through profit or loss		(151,794)	36,792	(115,002)

Balance at December 31, 2012	￦	272,917	(65,854)	207,063

(In millions of won)	2011
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2011	￦	1,023,458	(229,813)	793,645
Amount recognized as other comprehensive income during the year		(418,349)	84,227	(334,122)
Amount reclassified through profit or loss		(137,263)	32,691	(104,572)

Balance at December 31, 2011	￦	467,846	(112,895)	354,951

24.	Reserves, Continued

(4)	Details of changes in valuation of derivatives for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2012	￦	(36,583)	11,483	(25,100)
Amount recognized as other comprehensive income during the year		(29,883)	4,327	(25,556)
Amount reclassified through profit or loss		3,768	236	4,004

Balance at December 31, 2012	￦	(62,698)	16,046	(46,652)

(In millions of won)	2011
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2011	￦	(77,448)	20,586	(56,862)
Amount recognized as other comprehensive income during the year		55,158	(13,023)	42,135
Amount reclassified through profit or loss		(14,293)	3,920	(10,373)

Balance at December 31, 2011	￦	(36,583)	11,483	(25,100)

25.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Other Operating Expenses:
Communication expenses	￦	69,985	58,438
Utilities		197,734	168,288
Taxes and dues(*)		91,847	47,467
Repair		223,247	250,801
Research and development		304,557	271,382
Training		39,596	38,139
Bad debt for accounts receivables - trade		52,351	83,748
Reversal of allowance for doubtful accounts		(5,343)	(2,301)
Travel		31,642	32,973
Supplies		32,546	41,035
Vehicle maintenance		17,839	15,428
Conference		13,884	14,023
Other		82,053	57,005

	￦	1,151,938	1,076,426

(*)	Taxes and dues for the year ended December 31, 2012 includes ￦ 20.3 billion fined against the Group for allegedly colluding with other third parties to inflate the prices of handsets while advertising that the handsets are offered at a discount through subsidy plans. The Group’s appeal of the case is currently pending.

26.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011

Other Non-operating Income:
Fees revenues	￦	3,982	5,264
Gain on disposal of property and equipment and intangible assets		162,590	6,275
Others		29,462	35,889

	￦	196,034	47,428

Other Non-operating Expenses:
Loss on impairment of property and equipment, and intangible assets	￦	38,623	2,580
Loss on disposal of property and equipment and intangible assets		11,398	16,372
Donations		81,357	90,115
Bad debt for accounts receivable - other		30,107	12,847
Others		28,467	31,838

	￦	189,952	153,752

27.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011

Finance Income:
Interest income	￦	99,967	168,148
Dividends		27,732	26,433
Gain on foreign currency transactions		6,738	11,134
Gain on foreign currency translation		4,065	1,985
Gain on disposal of long-term investment securities		282,605	164,454
Gain on valuation of derivatives		—	3,785
Gain on settlement of derivatives		26,103	—
Gain on valuation of financial asset at fair value through profit or loss		—	2,617
Gain on valuation of financial liability at fair value through profit or loss		—	63,769

	￦	447,210	442,325

27.	Finance Income and Costs, Continued

(In millions of won)
	2012		2011
Finance Costs:
Interest expense	￦	412,379	297,172
Loss on foreign currency transactions		7,216	10,382
Loss on foreign currency translation		4,608	6,409
Loss on disposal of long-term investment securities		10,802	447
Loss on valuation of derivatives		286	943
Loss on settlement of derivatives		1,232	15,577
Loss on valuation of financial asset at fair value through profit or loss		1,262	—
Loss on valuation of financial liability at fair value through profit or loss		7,793	—
Loss on redemption of debentures		2,099	—
Other finance costs		190,620	12,846

	￦	638,297	343,776

(2)	Details of interest income included in finance income for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Interest income on cash equivalents and deposits	￦	57,029	61,577
Interest income on installment receivables and others		42,938	106,571

	￦	99,967	168,148

(3)	Details of interest expense included in finance costs for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Interest expense on bank overdrafts and borrowings	￦	147,727	60,271
Interest expense on debentures		209,545	208,403
Interest on finance lease liabilities		2,621	4,422
Others		52,486	24,076

	￦	412,379	297,172

27.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2012 and 2011 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in note 6.

(i) Finance income and costs

(In millions of won)	2012			2011
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:	￦
Financial assets at fair value through profit or loss		—	1,262	3,013	943
Available-for-sale financial assets		317,915	201,423	198,547	13,293
Loans and receivables		102,799	11,824	173,498	12,603
Derivative financial instruments designated as hedged item		26,103	1,516	—	8,088

		446,817	216,025	375,058	34,927

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	7,793	67,158	2,353
Financial liabilities measured at amortized cost		393	414,479	109	301,360
Derivative financial instruments designated as hedged item		—	—	—	5,136

		393	422,272	67,267	308,849

	￦	447,210	638,297	442,325	343,776

(ii) Other comprehensive income

(In millions of won)
	2012		2011
Financial Assets:	￦
Available-for-sale financial assets		(149,082)	(433,546)
Derivative financial instruments designated as hedged item		(23,527)	20,890

		(172,609)	(412,656)

Financial Liabilities:
Derivative financial instruments designated as hedged item		166	8,346

		166	8,346

	￦	(172,443)	(404,310)

27.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2012 and 2011 are as follows.

(In millions of won)
	2012		2011
Available-for-sale financial assets	￦	190,621	12,846
Bad debt for accounts receivable - trade		52,351	83,748
Bad debt for accounts receivable - other		30,107	12,847

	￦	273,079	109,441

28.	Income Tax Expense for Continuing Operations

(1)	Income tax expenses for continuing operations for the years ended December 31, 2012 and 2011 consist of the following:

(In millions of won)
	2012		2011
Current tax expense
Current tax payable	￦	207,623	530,232
Adjustments recognized in the period for current tax of prior periods		(68,741)	90,389

		138,882	620,621

Deferred tax expense
Changes in net deferred tax assets		103,480	(120,718)
Tax directly charged to equity		50,053	108,563
Changes in scope of consolidation		(3,611)	330
Others (exchange rate differences, etc.)		7,083	159

		157,005	(11,666)

Income tax for continuing operation	￦	295,887	608,955

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2012 and 2011 is attributable to the following:

(In millions of won)
	2012		2011
Income taxes at statutory income tax rate	￦	374,853	538,087
Non-taxable income		(5,039)	(10,230)
Non-deductible expenses		19,410	7,994
Tax credit and tax reduction		(72,947)	(42,572)
Tax effects of temporary differences, unused tax losses and unused tax credits not recognized in deferred tax assets		5,723	33,170
Additional income tax (refund) for prior periods		(32,071)	90,389
Deferred tax effect from statutory tax rate change for future periods		5,958	(7,883)

Income tax for continuing operation	￦	295,887	608,955

28.	Income Tax Expense for Continuing Operations, Continued

For the year ended December 31, 2011, additional income tax for prior periods is recognized as a result of the resolution of various tax matters during the finalization of Tax Authorities audits of the Parent Company’s tax returns from 2005 to 2009.

(3)	Deferred taxes directly charged to (credited to) equity for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Net change in fair value of available-for-sale financial assets	￦	47,041	116,918
Share of other comprehensive income of associates		(5,997)	(1,280)
Gain or loss on valuation of derivatives		4,562	(9,103)
Actuarial gain or loss		4,447	6,276
Loss on disposal of treasury stock		—	(2,980)
Others		—	(1,268)

	￦	50,053	108,563

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	41,451	(126)	10,657	—	(10)	51,972
Accrued interest income		(1,400)	29	(411)	—	—	(1,782)
Available-for-sale financial assets		(79,778)	(154)	46,310	47,041	—	13,419
Investments in subsidiaries and associates		33,439	—	39,549	(5,997)	(22)	66,969
Property and equipment (depreciation)		(210,720)	—	(62,220)	—	—	(272,940)
Provisions		185,266	(31)	(98,667)	—	(1)	86,567
Retirement benefit obligation		19,245	(801)	(6,042)	4,447	—	16,849
Gain or loss on valuation of derivatives		11,216	—	116	4,562	—	15,894
Gain or loss on foreign currency translation		9,210	6	10,436	—	—	19,652
Tax free reserve for research and manpower development		(53,460)	220	22,147	—	—	(31,093)
Goodwill relevant to leased line		116,287	—	(47,612)	—	—	68,675
Unearned revenue (activation fees)		116,512	—	(19,402)	—	—	97,110
Others		35,117	(1,981)	(64,056)	—	7,116	(23,804)

		222,385	(2,838)	(169,195)	50,053	7,083	107,488

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		4,419	—	12,190	—	—	16,609
Tax credit carryforwards		774	(773)	—	—	—	1

		5,193	(773)	12,190	—	—	16,610

	￦	227,578	(3,611)	(157,005)	50,053	7,083	124,098

28.	Income Tax Expense for Continuing Operations, Continued

(In millions of won)	2011
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	51,748	—	(10,300)	—	3	41,451
Accrued interest income		(716)	—	(684)	—	—	(1,400)
Available-for-sale financial assets		(241,325)	—	44,629	116,918	—	(79,778)
Investments in subsidiaries and associates		18,941	—	15,610	(1,280)	168	33,439
Property and equipment (depreciation)		(196,282)	—	(14,438)	—	—	(210,720)
Provisions		180,965	—	4,300	—	1	185,266
Retirement benefit obligation		10,027	—	2,942	6,276	—	19,245
Gain or loss on valuation of derivatives		(5,727)	—	26,046	(9,103)	—	11,216
Gain or loss on foreign currency translation		7,634	—	1,576	—	—	9,210
Tax free reserve for research and manpower development		(80,740)	—	27,280	—	—	(53,460)
Goodwill relevant to leased line		140,809	—	(24,522)	—	—	116,287
Unearned revenue (activation fees)		117,432	—	(920)	—	—	116,512
Others		103,584	330	(64,536)	(4,248)	(13)	35,117

		106,350	330	6,983	108,563	159	222,385

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		78	—	4,341	—	—	4,419
Tax credit carryforwards		432	—	342	—	—	774

		510	—	4,683	—	—	5,193

	￦	106,860	330	11,666	108,563	159	227,578

(5)	Details of temporary differences, unused tax losses and unused tax credits which are not recognized as deferred tax assets (liabilities), as the Group does not believe it is probable that the deferred tax assets will be realizable in the future, in the consolidated statements of financial position as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011

Allowance for doubtful accounts	￦	145,053	140,010
Investments in subsidiaries and associates		869,486	797,955
Other temporary differences		157,664	210,616
Unused tax loss carryforwards		792,796	836,752
Unused tax credit carryforwards		141	899

	￦	1,965,140	1,986,232

28.	Income Tax Expense for Continuing Operations, Continued

(6)	The expirations of the tax loss carryforwards and tax credit carryforwards of the Group related to certain subsidiaries which are expected to be utilized, as of December 31, 2012 are as follows:

(In millions of won)
	Tax loss carryforwards		Tax credit carryforwards

Less than 1 year	￦	188,467	—
1 ~ 2 years		15,344	138
2 ~ 3 years		3,305	3
More than 3 years		585,680	—

	￦	792,796	141

29.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2012 and 2011 are calculated as follows:

(In millions of won, shares)
	2012		2011

Basic earnings per share attributable to owners of the Parent Company from continuing operation:
Profit attributable to owners of the Parent Company from continuing operations	￦	1,271,632	1,661,984
Weighted average number of common shares outstanding		69,694,999	70,591,937

Basic earnings per share from continuing operations (In won)	￦	18,246	23,544

Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	1,151,705	1,612,889
Weighted average number of common shares outstanding		69,694,999	70,591,937

Basic earnings per share (In won)	￦	16,525	22,848

29.	Earnings per Share, Continued

2)	Profit attributable to owners of the Parent Company from continuing operation for the years ended December 31, 2012 and 2011 are calculated as follows:

(In millions of won)
	2012		2011
Profit attributable to owners of the Parent Company	￦	1,151,705	1,612,889
Results of discontinued operation attributable to owners of the Parent Company		119,927	49,095

Profit attributable to owners of the Parent Company from continuing operation	￦	1,271,632	1,661,984

3)	The weighted average number of common shares outstanding for the years ended December 31, 2012 and 2011 are calculated as follows:

(In shares)
	Number of shares	Weighted number of days	Weighted number of shares
Outstanding common shares at January 1, 2012	80,745,711	366/366	80,745,711
Effect of treasury stock	(11,050,712)	366/366	(11,050,712)

Number of shares at December 31, 2012	69,694,999		69,694,999

(In shares)
	Number of shares	Weighted number of days	Weighted number of shares
Outstanding common shares at January 1, 2011	80,745,711	365/365	80,745,711
Beginning treasury stock	(9,650,712)	365/365	(9,650,712)
Acquisition of treasury stock	(1,400,000)	131/365	(503,062)

Number of shares at December 31, 2011	69,694,999		70,591,937

29.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2012 and 2011 are calculated as follows:

(In millions of won, shares)
	2012		2011

Diluted earnings per share attributable to owners of the Parent Company from continuing operations:
Diluted profit attributable to owners of the Parent Company from continuing operations	￦	1,282,431	1,666,604
Weighted average number of common shares outstanding		72,021,148	72,784,039

Diluted earnings per share from continuing operations (In won)	￦	17,806	22,898

Diluted earnings per share attributable to owners of the Parent Company:
Diluted profit attributable to owners of the Parent Company	￦	1,162,504	1,617,509
Weighted average number of common shares outstanding		72,021,148	72,784,039

Diluted earnings per share (In won)	￦	16,141	22,223

2)	Diluted profit attributable to owners of the Parent Company for the years ended December 31, 2012 and 2011 are calculated as follows:

(In millions of won)
	2012
	Continuing operations		Discontinued operation	Total
Profit attributable to owners of the Parent Company	￦	1,271,632	(119,927)	1,151,705
Effect of exchangeable bonds		10,799	—	10,799

Diluted profit attributable to owners of the Parent Company	￦	1,282,431	(119,927)	1,162,504

(In millions of won)
	2011
	Continuing operations		Discontinued operation	Total
Profit attributable to owners of the Parent Company	￦	1,661,984	(49,095)	1,612,889
Effect of exchangeable bonds		4,620	—	4,620

Diluted profit attributable to owners of the Parent Company	￦	1,666,604	(49,095)	1,617,509

29.	Earnings per Share, Continued

3)	Adjusted weighted average number of common shares outstanding for the years ended December 31, 2012 and 2011 are calculated as follows:

(In shares)
	2012	2011
Weighted average number of common shares outstanding	69,694,999	70,591,937
Effect of exchangeable bonds(*)	2,326,149	2,192,102

Adjusted weighted average number of common shares outstanding	72,021,148	72,784,039

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock

(3)	Basic loss per share from discontinued operation

(In millions of won, shares)
	2012	2011
Loss from discontinued operation attributable to owners of the Parent Company	119,927	49,095
Weighted average number of common shares outstanding	69,694,999	70,591,937

Basic loss per share (In won)	1,721	695

Diluted loss per share from discontinued operation is the same as basic loss per share from discontinued operation.

30.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2012	Cash dividends (Interim)	69,694,999	500	200%	69,695
	Cash dividends (Year-end)	69,694,999	500	1,680%	585,438

					655,133

2011	Cash dividends (Interim)	71,094,999	500	200%	71,095
	Cash dividends (Year-end)	69,694,999	500	1,680%	585,438

					656,533

30.	Dividends, Continued

(2)	Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
Year	Dividends calculated	Profit	Dividends payout ratio
2012	655,133	1,151,705	56.88%
2011	656,533	1,612,889	40.71%

(3)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2012 and 2011 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2012	Cash dividend	9,400	152,500	6.16%
2011	Cash dividend	9,400	141,500	6.64%

31.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	920,125	—	920,125
Financial instruments		—	—	514,561	—	514,561
Short-term investment securities		—	60,127	—	—	60,127
Long-term investment securities(*1)		15,356	938,356	—	—	953,712
Accounts receivable - trade		—	—	1,968,297	—	1,968,297
Loans and other receivables(*2)		—	—	981,693	—	981,693
Derivative financial assets(*3)		689	—	—	61,959	62,648

	￦	16,045	998,483	4,384,676	61,959	5,461,163

31.	Categories of Financial Instruments, Continued

(In millions of won)
	December 31, 2011
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,650,794	—	1,650,794
Financial instruments		—	—	987,192	—	987,192
Short-term investment securities		—	94,829	—	—	94,829
Long-term investment securities(*1)		16,617	1,521,328	—	—	1,537,945
Accounts receivable - trade		—	—	1,835,641	—	1,835,641
Loans and other receivables(*2)		—	—	1,377,750	—	1,377,750
Derivative financial assets(*3)		1,018	—	—	252,935	253,953

	￦	17,635	1,616,157	5,851,377	252,935	7,738,104

(*1)	Long-term investment securities of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial assets at fair value through profit or loss.
(*2)	Details of loans and other receivables as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Short-term loans	￦	84,908	100,429
Accounts receivable - other		582,098	908,836
Accrued income		8,715	21,847
Other current assets		431	462
Long-term loans		69,299	95,565
Long-term accounts receivable - other		—	5,393
Guarantee deposits		236,242	245,218

	￦	981,693	1,377,750

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

31.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of December 31, 2012 and 2011 are as follows:

(In millions of won)	December 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable - trade	￦	—	253,884	—	253,884
Derivative financial liabilities		—	—	63,599	63,599
Borrowings		—	1,086,699	—	1,086,699
Debentures(*1)		405,678	5,171,322	—	5,577,000
Accounts payable - other and others(*2)		—	3,646,486	—	3,646,486

	￦	405,678	10,158,391	63,599	10,627,668

(In millions of won)	December 31, 2011
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable - trade	￦	—	195,391	—	195,391
Derivative financial liabilities		—	—	4,645	4,645
Borrowings		—	1,035,075	—	1,035,075
Debentures(*1)		397,886	4,363,002	—	4,760,888
Accounts payable - other and others(*2)		—	3,312,642	—	3,312,642

	￦	397,886	8,906,110	4,645	9,308,641

(*1)	Debentures of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial liabilities at fair value through profit or loss.
(*2)	Details of accounts payable - other and other payables as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Accounts payable - other	￦	1,811,038	1,507,877
Withholdings		1,840	10,416
Accrued expenses		890,863	744,673
Current portion of long-term payables - other		177,870	120,452
Long-term payables - other		715,508	847,496
Finance lease liabilities		22,036	41,940
Other non-current liabilities		27,331	39,788

	￦	3,646,486	3,312,642

32.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i) Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

Monetary foreign currency assets and liabilities as of December 31, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	127,122	￦	136,161	1,859,170	￦	1,991,357
EUR	8,573		12,142	3,890		5,509
JPY	141,818		1,769	26,701		333
SGD	—		—	64,629		56,581
CHF	—		—	298,137		349,744
Others	65		36	3,104		5,157

		￦	150,108		￦	2,408,681

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 20)

As of December 31, 2012, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	(32,007)	32,007
EUR		663	(663)
JPY		144	(144)
SGD		(1)	1
Others		(512)	512

	￦	(31,713)	31,713

32.	Financial Risk Management, Continued

(ii) Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2012, available-for-sale equity instruments measured at fair value amount to ￦ 765,760 million.

(iii) Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

The Group’s interest rate risk arises from floating-rate borrowings and payables. As of December 31, 2012, floating-rate debentures and borrowings amount to ￦ 324,681 million and ￦ 107,110 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures. (Refer to Note 20) If interest rate only increases (decreases) by 1%, income before income taxes for the year ended December 31, 2012 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Cash and cash equivalents	￦	920,125	1,650,794
Financial instruments		514,561	987,191
Available-for-sale financial assets		998,483	1,616,157
Accounts receivable - trade		1,968,297	1,835,641
Loans and receivables		981,693	1,377,750
Derivative financial assets		61,959	252,935
Financial assets at fair value through profit or loss		16,045	17,635

	￦	5,461,163	7,738,103

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

32.	Financial Risk Management, Continued

For the year ended December 31, 2012, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2012.

In addition, the aging of trade and other receivables that are over due at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 27.

3) Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2012 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	￦	253,884	253,884	253,871	13	—
Derivative financial liabilities		63,599	66,786	19,872	45,708	1,206
Borrowings		1,086,699	1,129,345	738,006	391,339	—
Debentures(*1)		5,577,000	6,716,105	808,973	3,534,945	2,372,187
Accounts payable - other and others(*2)		3,646,486	4,173,222	3,261,146	606,868	305,208

	￦	10,627,668	12,339,342	5,081,868	4,578,873	2,678,601

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2011.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

32.	Financial Risk Management, Continued

Debt-equity ratio as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Liabilities	￦	12,740,777	11,633,327
Equity		12,854,782	12,732,709

Debt-equity ratio		99.11%	91.37%

(3)	Fair value

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Group is the bid price.

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Group uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

Fair values of accounts receivable - trade, and accounts payable - trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of December 31, 2012 are as follows:

Interest rate
Derivative instruments	2.86% ~ 4.04%
Borrowings and debentures	3.12% ~ 3.20%

32.	Financial Risk Management, Continued

1)	Fair value and carrying amount

Carrying amount and fair value of financial assets and liabilities as December 31, 2012, and 2011 are as follows:

(In millions of won)
	December 31, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount	Fair value
Assets carried at fair value
Financial assets at fair value through profit or loss	￦	16,045	16,045	17,635	17,635
Derivative financial assets		61,959	61,959	252,935	252,935
Available-for-sale financial assets		765,759	765,759	1,129,928	1,129,928

	￦	843,763	843,763	1,400,498	1,400,498

Assets carried at amortized cost
Cash and cash equivalents	￦	920,125	920,125	1,650,794	1,650,794
Available-for-sale financial assets		232,724	232,724	486,229	486,229
Accounts receivable - trade and others		2,949,990	2,949,990	3,213,391	3,213,391
Financial instruments		514,561	514,561	987,191	987,191

	￦	4,617,400	4,617,400	6,337,605	6,337,605

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	￦	405,678	405,678	397,886	397,886
Derivative financial liabilities		63,599	63,599	4,645	4,645

	￦	469,277	469,277	402,531	402,531

Liabilities carried at amortized cost
Accounts payable - trade	￦	253,884	253,884	195,391	195,391
Borrowings		1,086,699	1,100,464	1,035,075	1,035,075
Debentures		5,171,321	5,461,142	4,363,002	4,562,156
Accounts payable - other and others		3,646,486	3,646,486	3,312,642	3,312,642

	￦	10,158,390	10,461,976	8,906,110	9,105,264

2)	Fair value hierarchy

The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

32.	Financial Risk Management, Continued

The table below analyzes financial instruments carried at fair value, by fair value hierarchy as of December 31, 2012.

(In millions of won)
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss	￦	—	15,356	689	16,045
Derivative financial assets		—	61,959	—	61,959
Available-for-sale financial assets		584,028	56,159	125,572	765,759
Financial liabilities at fair value through profit or loss		405,678	—	—	405,678
Derivative financial liabilities		—	63,599	—	63,599

There have been no transfers from Level 2 to Level 1 in 2012 and changes of financial assets classified as Level 3 for the year ended December 31, 2012 are as follows:

(In millions of won)
	Balance at Jan. 1		Acquisition	Loss for the period	Other comprehensive income	Disposal	Balance at Dec. 31
Financial assets at fair value through profit or loss	￦	1,018	—	(329)	—	—	689
Available-for-sale financial assets		197,019	3,980	(47,349)	5,985	(34,063)	125,572

33.	Transactions with Related Parties

Transactions among consolidated entities have been eliminated upon the consolidation and significant related party transactions of the Group for the years ended December 31, 2012 and 2011, and account balances as of December 31, 2012 and 2011 are as follows:

(1)	Transactions

(In millions of won)
	Operating revenue and others			Operating expense and others
	2012		2011	2012	2011
Parent Company	￦	1,339	1,068	224,667	207,264
Associates		686,335	184,836	523,910	564,695
Others		70,553	125,613	3,672,146	2,774,333

	￦	758,227	311,517	4,420,723	3,546,292

Operating revenue include commission received in relation to the interconnection charges and satellite lease. Operating expense include commission paid in relation to the service provided by related parties.

33.	Transactions with Related Parties, Continued

(2)	Account balances

(In millions of won)
	Accounts receivable and others			Accounts payable and others
	December 31, 2012		December 31, 2011	December 31, 2012	December 31, 2011
Parent Company	￦	310	147	—	—
Associates		68,768	81,427	164,783	46,534
Others		55,757	41,983	520,487	461,144

	￦	124,835	123,557	685,270	507,678

(3)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Salaries	￦	8,893	9,643
Provision for retirement benefits		799	837

	￦	9,692	10,480

34.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, agreed to provide guarantees for Broadband Media Co., Ltd.’s loans during the year ended December 31, 2011. As of December 31, 2012, SK Broadband Co., Ltd. has provided its properties as collateral as follows: ￦ 65,000 million to Hana Bank, ￦ 65,000 million to IBK Capital and ￦ 52,000 million to Kookmin Bank, respectively. SK Broadband Co., Ltd., has also provided its short-term financial instruments as collateral as follows: ￦ 60,000 million to Korea Exchange Bank, ￦ 35,000 million to Hana Bank, ￦ 34,000 million to NH Bank and ￦ 20,000 million to Woori Bank, respectively.

SK Broadband Co., Ltd. has pledged its properties as collateral for leases on buildings in the amount of ￦ 15,200 million as of December 31, 2012.

PS & Marketing Corporation, a subsidiary of the Parent Company, has obtained a line of credit for ￦ 40,000 million from Shinhan Bank for operational purposes. In relation to the line of credit, PS & Marketing Corporation pledged ￦ 52,000 million of inventory as collateral to Shinhan Bank as of December 31, 2012.

(2)	Guarantee provided

As of December 31, 2012, the Parent Company has participated in “Tactical Airship” program of the Defense Acquisition Program Administration with Joint Defense Corporation. For an advance receipt amounting to USD 3,992,522, which Joint Defense Corporation received from the Defense Acquisition Program Administration, the Parent Company provides payment guarantees to the Defense Acquisition Program Administration.

34.	Commitments and Contingencies, Continued

(3)	Contingencies

As of December 31, 2012, the Group recorded ￦ 5,459 million of indemnities as accrued expense as SK Broadband Co., Ltd., a subsidiary, has partially lost the first trial relating to the violation of customer’s privacy (plaintiff’s claims of ￦ 24,689 million) during the year ended December 31, 2011.

As of December 31, 2012, the claim amount of pending litigations of SK Communications Co., Ltd., a subsidiary, amounts to ￦ 3,384 million. The ultimate outcome of such litigation is not expected to have a material effect on the Group’s financial position or performance results.

35.	Discontinued Operation

(1)	Discontinued operation

During the year ended December 31, 2012, SK Telink Co., Ltd., a subsidiary ceased its broadcasting business due to the rapid decrease in satellite digital multimedia broadcasting subscribers along with the effects from smart phones, etc.

In addition, the Group separately presented loss from the disposal of its entire ownership interests in SK i-media Co., Ltd., a subsidiary which operates a game software production business during the year ended December 31, 2011.

(2)	Results of discontinued operation

Results of discontinued operation included in the consolidated statements of income for the years ended December 31, 2012 and 2011 are as follows. The consolidated statement of income presented for comparative purposes was restated in order to present discontinued operation segregated from the continuing operation.

(In millions of won)
	2012		2011
Results of discontinued operation:
Operating revenue	￦	1,163	12,677
Operating expense		(38,257)	(72,760)

Operating loss generated by discontinued operation		(37,094)	(60,083)
Finance income and costs		—	(145)
Other non-operating income and expenses		(120,913)	705
Income tax benefit		18,670	9,862

Loss generated by discontinued operation	￦	(139,337)	(49,661)

Attributable to :
Owners of the Parent Company		(119,927)	(49,095)
Non-controlling interests		(19,410)	(566)

35.	Discontinued Operation, Continued

(3)	Cash flows from (used in) discontinued operation

Cash flows from (used in) discontinued operation for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Cash flow used in discontinued operation:
Net cash used in operating activities	￦	(4,858)	(11,937)
Net cash provided by (used in) investing activities		(303)	4
Net cash used in financing activities		(9,475)	(8,227)

Net cash used in discontinued operation	￦	(14,636)	(20,160)

36.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012		2011
Interest income	￦	(99,967)	(168,148)
Dividend		(27,732)	(26,433)
Gain on foreign currency translation		(4,065)	(1,985)
Gain on disposal of long-term investment securities		(282,605)	(164,454)
Gain on valuation of derivatives		—	(3,785)
Gain on settlement of derivatives		(26,103)	—
Losses related to investments in subsidiaries and associates, net		24,279	47,149
Gain on disposal of property, equipment and intangible assets		(162,590)	(6,275)
Reversal of allowance for doubtful accounts		(5,902)	(2,301)
Gain on valuation of financial assets at fair value through profit or loss		—	(2,617)
Gain on valuation of financial liabilities at fair value through profit or loss		—	(63,769)
Other income		(2,558)	(1,732)
Interest expenses		412,379	297,172
Loss on foreign currency translation		4,608	6,409
Loss on disposal of long-term investment securities		10,802	447
Other finance costs		190,621	12,846
Loss on valuation of derivatives		286	943
Loss on settlement of derivatives		1,232	15,577
Loss on redemption of debentures		2,099	—
Income tax expense		277,217	599,093
Provision for retirement benefits		80,865	68,814
Depreciation and amortization		2,613,018	2,482,703
Bad debt expenses		52,393	83,748
Loss on disposal of property, equipment and intangible assets		15,117	21,136
Impairment loss on property, equipment and intangible assets		160,210	2,580
Loss on valuation of financial assets at fair value through profit or loss		1,262	—
Loss on valuation of financial liabilities at fair value through profit or loss		7,793	—
Bad debt for accounts receivable - other		30,107	12,847
Impairment loss on other investment securities		1,307	434
Other expenses		15,788	15,283

	￦	3,289,861	3,225,682

36.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012		2011

Accounts receivable - trade	￦	(183,238)	61,728
Accounts receivable - other		288,739	1,617,947
Accrued income		9,530	12,570
Advance payments		40,664	30,734
Prepaid expenses		18,525	64,165
Proxy paid V.A.T.		(963)	—
Inventories		(108,904)	(132,223)
Other current assets		—	(12,270)
Long-term accounts receivables - other		5,393	521,691
Guarantee deposits		19,460	—
Accounts payable - trade		74,923	4,528
Accounts payable - other		260,158	66,048
Advanced receipts		(7,977)	(4,721)
Withholdings		234,048	97,380
Deposits received		(6,089)	—
Accrued expenses		153,641	(24,961)
Advanced V.A.T.		(3,955)	—
Unearned revenue		(83,436)	(55,799)
Provisions		(373,213)	—
Long-term provisions		(33,254)	—
Plan assets		(51,422)	(6,618)
Retirement benefit payment		(46,066)	(77,754)
Other non-current liabilities		—	4,697
Others		(2,256)	13,081

	￦	204,308	2,180,223

(3)	Significant non-cash transactions for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Accounts payable - other related to acquisition of tangible assets and others	￦	8,010	876,796
Transfer from available-for-sale financial assets to investment in associates		8,130	—

37.	Subsequent Events

(1)	Disposal of subsidiary and acquisition of subsidiary

As described in note 9, the Group disposed ownership interests in SKY Property Mgmt. Ltd. of 27%, which were accounted for as non-current assets and liabilities held for sale as of December 31, 2012, to SK Innovation Co., Ltd., a related party on January 11, 2013. In addition, SK Marketing & Company Co. Ltd. became a subsidiary of the Group as the Group acquired 50% of ownership interests in SK Marketing & Company Co. Ltd. from SK Innovation Co., Ltd. on January 11, 2013.

(2)	Issuance of note

At January 17, 2013, the Group issued unsecured private bonds of AUD 300 million with fixed interest rate of 4.75% and maturity of November 17, 2017.

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying separate statement of financial position of SK Telecom Co., Ltd. (the “Company”), as of December 31, 2012, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended. Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these separate financial statements based on our audit. Separate financial statements as of and for the year ended December 31, 2011, presented for comparative purposes, are audited by Deloitte Anjin LLC and their report thereon, dated March 13, 2012, stated that the separate financial statements present fairly, in all material respects, in accordance with Korean International Financial Reporting Standards.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and its financial performance and its cash flows for the year then ended in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 2, the Company adopted amendments to K-IFRS No.1001, ‘Presentation of Financial Statements’ from the annual period ended December 31, 2012. The amendment requires operating income, which is calculated as operating revenue less operating expense, to be separately presented on the separate statement of income. Operating expense represents expense incur from the Company’s main operating activities and includes cost of products that have been resold, and selling, general and administrative expenses. The Company applied this change in accounting policies retrospectively, and accordingly restated the comparative information of the separate statement of income for the year ended December 31, 2011.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean auditing standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 22, 2013

This report is effective as of February 22, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2012 and 2011

(In millions of won)	Note	December 31, 2012		December 31, 2011

Assets
Current Assets:
Cash and cash equivalents	29,30	￦	256,577	895,558
Short-term financial instruments	4,29,30		179,300	627,500
Short-term investment securities	6,29,30		56,401	90,573
Accounts receivable - trade, net	5,29,30,31		1,407,206	1,282,234
Short-term loans, net	5,29,30,31		75,449	88,236
Accounts receivable - other, net	5,29,30,31		383,048	774,221
Prepaid expenses			76,016	79,668
Derivative financial assets	17,29,30		9,656	83,708
Inventories, net			15,995	8,407
Non-current assets held for sale	7		121,337	—
Advanced payments and other	5,29,30		8,714	17,972

Total Current Assets			2,589,699	3,948,077

Non-Current Assets:
Long-term financial instruments	4,29,30		69	7,569
Long-term investment securities	6,29,30		733,893	1,312,438
Investments in subsidiaries and associates	8		7,915,547	4,647,506
Property and equipment, net	9,31		7,119,090	6,260,169
Investment property, net	10		—	30,699
Goodwill	11		1,306,236	1,306,236
Intangible assets, net	12		2,187,872	2,364,795
Long-term loans, net	5,29,30,31		49,672	75,282
Long-term accounts receivable - other, net	5,29,30		—	5,393
Long-term prepaid expenses			21,582	20,939
Guarantee deposits	4,5,29,30,31		149,373	155,389
Long-term derivative financial assets	17,29,30		52,303	104,897
Deferred tax assets	26		123,723	280,380
Other non-current assets			443	758

Total Non-Current Assets			19,659,803	16,572,450

Total Assets		￦	22,249,502	20,520,527

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2012 and 2011

(In millions of won)	Note	December 31, 2012		December 31, 2011

Liabilities and Equity
Current Liabilities:
Short-term borrowings	13,29,30	￦	330,000	—
Current portion of long-term debt, net	13,14,29,30		713,072	1,044,519
Accounts payable - other	29,30,31		1,509,456	1,361,473
Withholdings	29,30		552,380	330,674
Accrued expenses	29,30		600,101	468,313
Income tax payable			52,267	277,836
Unearned revenue			252,298	282,891
Derivative financial liabilities	17,29,30		—	4,645
Provisions	15		286,819	656,597
Advanced receipts and other			46,693	40,058

Total Current Liabilities			4,343,086	4,467,006

Non-Current Liabilities:
Debentures, net, excluding current portion	13,29,30		3,992,111	2,590,630
Long-term borrowings, excluding current portion	13,29,30		348,333	115,330
Long-term payables - other	14,29,30		705,605	840,974
Long-term unearned revenue			160,820	212,172
Defined benefit obligation	16		34,951	26,740
Long-term derivative financial liabilities	17,29,30		63,599	—
Long-term provisions	15		99,355	134,264
Other non-current liabilities	29,30,31		124,594	167,109

Total Non-Current Liabilities			5,529,368	4,087,219

Total Liabilities			9,872,454	8,554,225

Equity
Share capital	1,18		44,639	44,639
Capital deficit and other capital adjustments	18,19		(236,160)	(236,016)
Retained earnings	20,21		12,413,981	11,837,185
Reserves	22		154,588	320,494

Total Equity			12,377,048	11,966,302

Total Liabilities and Equity		￦	22,249,502	20,520,527

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2012 and 2011

(In millions of won except for per share data)	Note	2012		2011 (Restated)

Operating revenue:	31
Revenue		￦	12,332,719	12,551,255

Operating expense:	31
Labor cost			508,226	528,073
Commissions paid			5,576,763	5,226,570
Depreciation and amortization			1,724,707	1,658,808
Network interconnection			796,580	967,046
Leased line			431,522	415,585
Advertising			209,804	241,252
Rent			330,611	315,280
Cost of products that have been resold			295,757	194,507
Other operating expenses	23		783,361	819,636

Sub-total			10,657,331	10,366,757

Operating income			1,675,388	2,184,498

Finance income	25		381,930	415,912
Finance costs	25		(533,198)	(223,656)
Other non-operating income	24,33		161,756	23,224
Other non-operating expenses	24		(133,647)	(121,074)
Gain on disposal of investments in subsidiaries and associates	8		80,483	1,990
Loss on disposal of investments in subsidiaries and associates	8		(2,265)	(6,473)
Impairment loss on investments in associates	7,8		(83,728)	—

Profit before income tax			1,546,719	2,274,421

Income tax expense	26		303,952	580,058

Profit for the year	27	￦	1,242,767	1,694,363

Earnings per share
Basic earnings per share		￦	17,832	24,002

Diluted earnings per share		￦	17,406	23,343

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

(In millions of won)	Note	2012		2011

Profit for the year		￦	1,242,767	1,694,363

Other comprehensive loss
Net change in unrealized fair value of available-for-sale financial assets	22,25		(146,203)	(450,459)
Net change in unrealized fair value of derivatives	17,22,25		(19,703)	34,347
Actuarial losses on defined benefit obligations, net	16,21		(10,838)	(13,241)

			(176,744)	(429,353)

Total comprehensive income		￦	1,066,023	1,265,010

See accompanying notes to the separate financial statements.

(In millions of won)
	Share capital		Capital deficit and other capital adjustments				Retained earnings	Reserves	Total equity
			Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other
Balance, January 1, 2011	￦	44,639	2,915,887	(2,202,439)	(15,875)	(722,216)	10,824,356	736,606	11,580,958
Cash dividends		—	—	—	—	—	(668,293)	—	(668,293)
Treasury stock		—	—	(208,012)	—	—	—	—	(208,012)
Changes in subsidiaries		—	—	—	(2,980)	(381)	—	—	(3,361)
Total comprehensive income
Profit		—	—	—	—	—	1,694,363	—	1,694,363
Other comprehensive loss		—	—	—	—	—	(13,241)	(416,112)	(429,353)

Balance, December 31, 2011	￦	44,639	2,915,887	(2,410,451)	(18,855)	(722,597)	11,837,185	320,494	11,966,302

Balance, January 1, 2012	￦	44,639	2,915,887	(2,410,451)	(18,855)	(722,597)	11,837,185	320,494	11,966,302
Cash dividends		—	—	—	—	—	(655,133)	—	(655,133)
Transfer of business		—	—	—	—	(144)	—	—	(144)
Total comprehensive income
Profit		—	—	—	—	—	1,242,767	—	1,242,767
Other comprehensive loss		—	—	—	—	—	(10,838)	(165,906)	(176,744)

Balance, December 31, 2012	￦	44,639	2,915,887	(2,410,451)	(18,855)	(722,741)	12,413,981	154,588	12,377,048

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(In millions of won)	Note	2012		2011

Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,242,767	1,694,363
Adjustments for income and expenses	34		2,249,241	2,297,668
Changes in assets and liabilities related to operating activities	34		176,712	2,592,289

Sub-total			3,668,720	6,584,320
Interest received			45,748	131,789
Dividends received			30,567	40,767
Interest paid			(265,355)	(182,831)
Income tax paid			(318,164)	(539,988)

Net cash provided by operating activities			3,161,516	6,034,057

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			35,416	125,000
Decrease in short-term financial instruments, net			455,700	—
Collection of short-term loans			273,147	185,845
Proceeds from disposal of long-term investment securities			449,720	215,085
Proceeds from disposal of investments in subsidiaries and associates			88,602	42,955
Proceeds from disposal of investment property			61,186	—
Proceeds from disposal of property and equipment			187,560	6,457
Proceeds from disposal of intangible assets			2,811	3,232
Collection of long-term loans			10,689	32,353
Proceeds from disposal of other non-current assets			644	332

Sub-total			1,565,475	611,259
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(328,000)
Increase in short-term loans			(243,494)	(226,164)
Increase in long-term financial instruments			—	(7,509)
Acquisition of long-term investment securities			(4,425)	(242,288)
Acquisition of investments in subsidiaries and associates			(3,131,483)	(257,336)
Acquisition of property and equipment			(2,883,630)	(2,552,804)
Acquisition of intangible assets			(72,328)	(515,813)
Increase in long-term loans			(22)	(10,769)
Cash outflows from transfer of business			(3,387)	—
Increase in other non-current assets			(328)	—
Cash outflows from transaction of derivatives			—	(4,006)

Sub-total			(6,339,097)	(4,144,689)

Net cash used in investing activities			(4,773,622)	(3,533,430)

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2012 and 2011

(In millions of won)	Note	2012		2011

Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		￦	330,000	—
Proceeds from long-term borrowings			1,986,800	—
Issuance of debentures			1,530,714	641,700
Cash inflows from transaction of derivatives			86,537	—

Sub-total			3,934,051	641,700
Cash outflows for financing activities:
Repayment of long-term borrowings			(1,650,000)	(500,000)
Acquisition of treasury stock			—	(208,012)
Repayment of current portion of long-term debt			(92,158)	(170,000)
Repayment of debentures			(558,184)	(532,160)
Payment of dividends			(655,133)	(668,293)
Cash outflows from transaction of derivatives			(5,415)	(25,783)

Sub-total			(2,960,890)	(2,104,248)

Net cash provided by (used in) financing activities			973,161	(1,462,548)

Net increase (decrease) in cash and cash equivalents			(638,945)	1,038,079
Cash and cash equivalents at beginning of the year			895,558	357,470
Effects of exchange rate changes on cash and cash equivalents			(36)	—
Decrease in cash and cash equivalents due to spin-off			—	(499,991)

Cash and cash equivalents at end of the year		￦	256,577	895,558

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2012, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings, Co., Ltd.	20,363,452	25.22
Institutional investors and other minority stockholders	49,331,547	61.09
Treasury stock	11,050,712	13.69

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

These separate financial statements were prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Consolidated and Separate Financial Statements’ presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value
•	financial instruments at fair value through profit or loss are measured at fair value
•	available-for-sale financial assets are measured at fair value
•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes: revenue, classification of investment property, and lease classification.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipments, and intangible assets, impairment of goodwill, measurement of defined benefit obligation, utilization of tax losses, and commitments and contingencies.

(5)	Changes in accounting policies

1)	Changes in accounting policies

(i) Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No.1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(ii) Presentation of financial statements

The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ from the annual period ended December 31, 2012. The Company’s operating income is calculated as operating revenue less operating expense. Operating expense represents expense incurred from the Company’s main operating activities and includes cost of products that have been resold, and selling, general and administrative expenses.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

2.	Basis of Presentation, Continued

(5)	Changes in accounting policies, Continued

2)	Impact of change in accounting policies

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact is as follows:

(In millions of won)
	2012		2011
Operating income before adoption of the amendment	￦	1,703,497	2,086,648
Differences:
Other non-operating income
Fees revenues		6,617	6,173
Gain on disposal of property and equipment and intangible assets		142,988	1,760
Others		12,151	15,291

		(161,756)	(23,224)
Other non-operating expense
Impairment loss on property and equipment and intangible assets		15,438	—
Loss on disposal of property and equipment and intangible assets		9,628	15,752
Donations		77,357	88,652
Bad debt for accounts receivable - other		21,845	7,815
Others		9,379	8,855

		133,647	121,074

Operating income after adoption of the amendment	￦	1,675,388	2,184,498

(6)	Common control transactions

SK Holdings Co, Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it has de facto control of the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

(7)	Authorization for issuance of the separate financial statements

The separate financial statements were authorized for issue by the Board of Directors on February 7, 2013, which will be submitted for approval to the shareholders’ meeting to be held on March 22, 2013.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements except for those as described in note 2-(5).

(1)	Operating segments

The Company presents disclosures relating to operating segments on its separate financial statements in accordance with K-IFRS No. 1108, ‘Operating Segments’ and such disclosures are not separately disclosed on these separate financial statements.

(2)	Associates and jointly controlled entities in the separate financial statements

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, ‘Consolidated and Separate Financial Statements’. The Company applied the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. The carrying amount under previous K-GAAP on the date of transition to K-IFRS is considered to be the deemed cost of investments in subsidiaries and associates on the date of transition. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i) Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii) Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(v) De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

(vi) Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i) Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

(ii) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

3.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i) Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

(ii) Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property, plant and equipment shall be carried at its cost less any accumulated depreciation and any accumulated impairment losses.

3.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, Continued

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

3.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency use rights	6 ~ 13
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3, 5

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

3.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i) Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii) Grants related to expense

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 30 years as estimated useful lives.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

3.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets, Continued

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i) Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased asset may be impaired.

3.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(ii) Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii) Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

3.	Significant Accounting Policies, Continued

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

(16)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statements of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

3.	Significant Accounting Policies, Continued

(17)	Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

3.	Significant Accounting Policies, Continued

(18)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(19)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(20)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Company acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

3.	Significant Accounting Policies, Continued

(21)	Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates, and are recognized as a reduction of revenue.

(i) Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii) Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(iii) Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption.Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Significant Accounting Policies, Continued

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

3.	Significant Accounting Policies, Continued

(23)	Income taxes, Continued

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If there are any additional income tax expense incurred in accordance with dividend payments, such income tax expense is recognized when liabilities relating to the dividend payments are recognized.

(24)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(25)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2012, and the Company has not early adopted them.

(i) K-IFRS No.1110, ‘Consolidated Financial Statements’

The standard introduces a single control model to determine whether an investee should be consolidated. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

3.	Significant Accounting Policies, Continued

(25)	New standards and interpretations not yet adopted, Continued

(ii) K-IFRS No.1111, ‘Joint Arrangements’

The standard classifies joint arrangements into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

(iii) K-IFRS No.1112, ‘Disclosure of Interests in Other Entities’

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

(iv) Amendments to K-IFRS No. 1019, ‘Employee Benefits’

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Company’s annual periods beginning on or after January 1, 2013.

(v) K-IFRS No. 1113, ‘Fair Value Measurement’

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Company’s annual periods beginning on or after January 1, 2013.

(vi) Amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’

The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendment is mandatorily effective for annual periods beginning on or after July 1, 2012.

Management is in the process of evaluating the impact, if any, of applying these standards on its financial position and results of operations.

4.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2012 and 2011 are summarized as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Short-term financial instruments	￦
Charitable fund(*)		76,000	70,000
Other		7,500	—
Long-term financial instruments		69	7,569
Guarantee deposits		40	—

	￦	83,609	77,569

(*)	The Company established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2012, the funds cannot be withdrawn.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2012 and 2011 are as follows:

(In millions of won)	December 31, 2012
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,497,745	(90,539)	1,407,206
Short-term loans		76,471	(1,022)	75,449
Accounts receivable - other		421,695	(38,647)	383,048
Accrued income		4,147	—	4,147

		2,000,058	(130,208)	1,869,850

Non-current assets:
Long-term loans		72,801	(23,129)	49,672
Guarantee deposits		149,373	—	149,373

		222,174	(23,129)	199,045

	￦	2,222,232	(153,337)	2,068,895

(In millions of won)	December 31, 2011
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,400,758	(118,524)	1,282,234
Short-term loans		89,387	(1,151)	88,236
Accounts receivable - other		802,580	(28,359)	774,221
Accrued income		5,278	—	5,278

		2,298,003	(148,034)	2,149,969

Non-current assets:
Long-term loans		98,886	(23,604)	75,282
Long-term accounts receivable - other		5,393	—	5,393
Guarantee deposits		155,389	—	155,389

		259,668	(23,604)	236,064

	￦	2,557,671	(171,638)	2,386,033

5.	Trade and Other Receivables, Continued

(2)	The movement in allowance for doubtful accounts of trade and other receivables during the years ended December 31, 2012 and 2011 were as follows:

(In millions of won)
	2012		2011
Balance at January 1	￦	171,638	210,996
Increase of bad debt allowances		44,347	59,992
Reversal of allowances for doubtful accounts		(4,846)	(649)
Write-offs		(77,608)	(88,427)
Collection of receivables previously written-off		19,806	18,834
Transfer by spin off		—	(29,108)

Balance at December 31	￦	153,337	171,638

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2012 and 2011 are as follows:

(In millions of won)	December 31, 2012			December 31, 2011
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue or impaired	￦	1,093,481	636,292	944,178	1,072,199
Overdue but not impaired		25,502	—	24,880	—
Impaired		378,762	88,196	431,700	84,715

		1,497,745	724,488	1,400,758	1,156,914
Allowances for doubtful accounts		(90,539)	(62,798)	(118,524)	(53,115)

	￦	1,407,206	661,690	1,282,234	1,103,799

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Less than 1 month	￦	3,699	4,229
1 ~ 3 months		3,686	6,979
3 ~ 6 months		9,175	3,336
More than 6 months		8,942	10,336

	￦	25,502	24,880

6.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Beneficiary certificates(*)	￦	56,159	90,287
Current portion of long-term investment securities		242	286

	￦	56,401	90,573

(*)	The distributions arising from beneficiary certificates as of December 31, 2012, were accounted for as accrued income.

(2)	Details of long-term available-for-sale financial assets as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Equity securities:
Marketable equity securities	￦	584,029	1,095,747
Unlisted equity securities(*1)		18,814	15,903
Equity investments(*2)		115,120	175,466

		717,963	1,287,116
Debt securities(*3):
Public bonds		356	401
Investment bonds(*4)		15,816	25,207

		16,172	25,608

Total		734,135	1,312,724

Less current portion of long-term investment securities		(242)	(286)

Long-term investment securities	￦	733,893	1,312,438

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	Interest income from debt securities for the years ended December 31, 2012 and 2011 are ￦ 2,245 million and ￦ 3,715 million, respectively.
(*4)	The Company classified convertible bonds of NanoEnTek, Inc. (carrying amount as of December 31, 2012: ￦ 15,356 million), which were acquired during the year ended December 31, 2011, as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

7.	Non-current Assets Held for Sale

For the year ended December 31, 2012, the Company classified investment in SKY Property Mgmt. Ltd., a subsidiary, as non-current assets held for sale as a result of the Board of Directors’ December 21, 2012 decision to dispose of the ownership interests of 27% in the subsidiary in order to utilize the proceeds for new business opportunities. The ownership interests were disposed as of January 11, 2013 (see note 35).

A disposal contract for the Company’s ownership interests in SK Fans Co., Ltd., an associate, has been entered into as of December 31, 2012 and investment in the associate was reclassified to non-current assets held for sale after an impairment loss of ￦ 11,632 million was recognized.

(In millions of won)
	December 31, 2012
Investments in subsidiaries	￦	119,194
Investments in associates		2,143

	￦	121,337

The assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

8.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Investments in subsidiaries	￦	3,315,205	3,382,939
Investments in associates		4,600,342	1,264,567

	￦	7,915,547	4,647,506

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

8.	Investments in Subsidiaries and Associates, Continued

(2)	Details of investments in subsidiaries as of December 31, 2012 and 2011 are as follows:

(In millions of won)	December 31, 2012				December 31, 2011
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	￦	144,740	144,740
Ntreev Soft Co., Ltd.(*1)	—	—		—	7,708
SK Broadband Co., Ltd.	149,638,354	50.6		1,242,247	1,242,247
PS&Marketing Corporation	46,000,000	100.0		213,934	213,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.	60,000,000	100.0		1,234,884	1,234,884
SK Telecom China Holdings Co., Ltd.	—	100.0		29,116	29,116
SKY Property Mgmt. Ltd.(*2)	22,980	60.0		264,850	264,850
SKT Vietnam PTE. Ltd.	180,476,700	73.3		26,264	26,264
SKT Americas, Inc.(*3)	122	100.0		72,786	65,379
YTK Investment Ltd.(*3)	—	100.0		69,464	52,123
Atlas Investment(*3)	—	100.0		59,122	50,486
SK Global Healthcare Business Group Ltd.(*4)	—	100.0		25,784	—

Sub Total				3,434,399	3,382,939

Non-current assets held for sale(*2)				(119,194)	—

			￦	3,315,205	3,382,939

(*1)	During the year ended December 31, 2012, the Company sold 2,064,970 shares (ownership interest of 63.7%) of investment in Ntreev Soft Co., Ltd. to NCsoft Corporation and recognized gain on disposal of ￦ 80,483 million.
(*2)	During the year ended December 31, 2012, the Company decided to dispose 27% of ownership interests in SKY Property Mgmt. Ltd. and reclassified ￦ 119,194 million of ownership interests to be sold as non-current assets held for sale.
(*3)	During the year ended December 31, 2012, the Company additionally invested ￦ 7,406 million, ￦ 17,341 million ￦ 8,635 million in SKT Americas Inc, in YTK Investment Ltd. and in Atlas Investment, respectively.
(*4)	During the year ended December 31, 2012, the Company acquired 100% shares of SK Global Healthcare Business Group Ltd.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

8.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of December 31, 2012 and 2011 are as follows:

(In millions of won)	December 31, 2012				December 31, 2011
	Number of shares	Ownership percentage (%)	Carrying amount		Carrying amount
SK Marketing & Company Co., Ltd.	5,000,000	50.0		112,531	112,531
SK China Company Ltd.(*3,8)	720,000	9.6		47,830	47,830
SK USA, Inc.	49	49.0		5,498	5,498
HappyNarae Co., Ltd.(*1)	680,000	42.5		12,250	12,250
F&U Credit information Co., Ltd.	300,000	50.0		4,482	4,482
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*3)	382,000	19.1		1,532	1,532
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000	400,000
Daehan Kanggun BcN Co., Ltd.	1,675,126	29.0		8,340	8,340
NanoEnTek, Inc.(*3)	1,807,130	9.3		11,000	11,000
Health Connect Co., Ltd.(*4)	954,000	49.5		9,540	1,410
UNISK (Beijing) Information Technology Co., Ltd.	49	49.0		4,247	4,247
TR Entertainment	—	42.2		7,560	7,560
SK Industrial Development China Co., Ltd.	72,952,360	35.0		83,691	83,691
Packet One Network	1,151,556	28.2		140,139	137,751
SK Technology Innovation Company	9,800	49.0		85,873	85,873
Lightsquared Inc.(*3,5)	3,387,916	3.3		—	72,096
SK Hynix Inc.(*6)	146,100,000	21.1		3,374,725	—
SK MENA Investment B.V.(*7)	—	32.1		14,485	—
SK Latin America Investment S.A.(*7)	—	32.1		14,243	—
Gemini(*7)	—	20.0		6,108	—
SK Wyverns Baseball Club Co., Ltd. and others	—	—		35,311	47,519

			￦	4,600,342	1,264,567

(*1)	The name of the entity has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the year ended December 31, 2012.
(*2)	Classified as an investment in associate because the Company has less than 50% of the voting rights of the board of directors.
(*3)	Classified as an investment in associate because the Company can exercise significant influence over the associate through participation on the associate’s board of directors.
(*4)	The Company acquired additional ownership interests in Health Connect Co., Ltd. of ￦ 8,130 million by converting convertible bonds of Health Connect Co., Ltd, which were accounted for as available-for-sale securities for the year ended December 31, 2012.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

8.	Investments in Subsidiaries and Associates, Continued

(*5)	The Company recognized impairment loss of ￦ 72,096 million during the year ended December 31, 2012.
(*6)	The Company acquired 146,100,000 shares (ownership interest of 21.1%) of SK Hynix Inc. through purchase of existing shares and subscription of new shares at February 14, 2012.
(*7)	The Company acquired a 32.1%, 32.1%, and 20.0% of ownership interest of SK MENA Investment B.V., SK Latin America Investment, and Gemini, respectively, during the year ended December 31, 2012.
(*8)	Ownership interests in SK China Company Ltd. decreased due to the unequal capital increase.

(4)	The market price of investments in listed subsidiaries as of December 31, 2012 and 2011 are as follows:

(In millions of won, except for share data)
	December 31, 2012				December 31, 2011
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
SK Broadband Co., Ltd.	￦	4,665	149,638,354	698,063	3,460	149,638,354	517,749

9.	Property and Equipment

(1)	Property and equipment as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	395,968	—	—	395,968
Buildings		1,004,058	(396,085)	—	607,973
Structures		681,748	(318,384)	—	363,364
Machinery		17,285,731	(12,740,389)	(12,531)	4,532,811
Other		1,430,451	(851,003)	—	579,448
Construction in progress		639,526	—	—	639,526

	￦	21,437,482	(14,305,861)	(12,531)	7,119,090

(In millions of won)
	December 31, 2011
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	409,696	—	409,696
Buildings		1,079,947	(403,852)	676,095
Structures		585,566	(284,571)	300,995
Machinery		15,548,834	(11,967,559)	3,581,275
Other		1,438,767	(798,450)	640,317
Construction in progress		651,791	—	651,791

Total	￦	19,714,601	(13,454,432)	6,260,169

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

(2)	Changes in property and equipment for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012
	Beginning balance		Acquisition(*1)	Disposal	Transfer	Depreciation	Impairment loss(*2)	Ending balance
Land	￦	409,696	1,499	(28,642)	13,415	—	—	395,968
Buildings		676,095	1,369	(37,618)	5,926	(37,799)	—	607,973
Structures		300,995	65,541	(81)	30,632	(33,723)	—	363,364
Machinery		3,581,275	233,841	(13,749)	2,047,902	(1,303,927)	(12,531)	4,532,811
Other		640,317	1,478,701	(3,463)	(1,439,656)	(96,451)	—	579,448
Construction in progress		651,791	1,103,944	(810)	(1,115,399)	—	—	639,526

	￦	6,260,169	2,884,895	(84,363)	(457,180)	(1,471,900)	(12,531)	7,119,090

(*1)	Acquisition for the years ended December 31, 2012 includes assets transferred of ￦ 1,265 million in relation to the transfer of Imagine business from SK Planet Co., Ltd.
(*2)	The Company recognized impairment loss on property and equipment of ￦ 12,531 million in relation to the Digital Multimedia Broadcasting service.

9.	Property and Equipment, Continued

(In millions of won)
	2011
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Spin-off	Ending balance
Land	￦	402,702	3,098	(113)	4,111	—	(102)	409,696
Buildings		686,645	24,953	(262)	4,981	(39,273)	(949)	676,095
Structures		242,004	65,665	(141)	25,673	(32,206)	—	300,995
Machinery		3,240,001	126,128	(6,144)	1,511,490	(1,218,770)	(71,430)	3,581,275
Other		521,499	1,256,340	(5,077)	(1,042,708)	(81,484)	(8,253)	640,317
Construction in progress		376,896	1,076,620	(8,322)	(696,904)	—	(96,499)	651,791

	￦	5,469,747	2,552,804	(20,059)	(193,357)	(1,371,733)	(177,233)	6,260,169

10.	Investment Property

(1)	Investment property as of December 31, 2012 and 2011 are as follows:

(In millions of won)
December 31, 2012
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	—	—	—
Buildings		—	—	—

	￦	—	—	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

(In millions of won)
	December 31, 2011
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	9,001	—	9,001
Buildings		44,251	(22,553)	21,698

	￦	53,252	(22,553)	30,699

10.	Investment Property, Continued

(2)	Changes in investment property for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012
	Beginning balance		Disposal	Transfer	Depreciation	Ending balance
Land	￦	9,001	(9,414)	413	—	—
Buildings		21,698	(21,381)	1,272	(1,589)	—

	￦	30,699	(30,795)	1,685	(1,589)	—

During the year ended December 31, 2012, the entire amount of land and buildings of ￦ 30,795 million were disposed.

(In millions of won)	2011
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	9,508	(507)	—	9,001
Buildings		25,291	(1,086)	(2,507)	21,698

	￦	34,799	(1,593)	(2,507)	30,699

(3)	Details of fair value of investment property as of December 31, 2012 and 2011 are as follows:

(In millions of won)	December 31, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount	Fair value
Land	￦	—	—	9,001	51,731
Buildings		—	—	21,698	21,679

	￦	—	—	30,699	73,410

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

(4)	Details of rent income and operating expenses from investment property for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Rent income	￦	3,666	3,465
Operating expenses		(1,589)	(2,507)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

11.	Goodwill

Goodwill as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.1% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless business growth. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to the reasonably possible changes from the major assumptions used to estimate the recoverable amount.

12.	Intangible Assets

(1)	Intangible assets as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	2,837,385	(1,140,610)	(2,907)	1,693,868
Land use rights		31,284	(21,469)	—	9,815
Industrial rights		31,846	(22,077)	—	9,769
Development costs		125,477	(124,812)	—	665
Facility usage rights		41,806	(25,020)	—	16,786
Memberships(*1)		81,518	—	—	81,518
Other(*2)		1,522,516	(1,147,065)	—	375,451

	￦	4,671,832	(2,481,053)	(2,907)	2,187,872

(In millions of won)
	2011
	Acquisition cost		Accumulated depreciation	Carrying amount
Frequency use rights	￦	2,820,725	(931,623)	1,889,102
Land use rights		29,379	(16,640)	12,739
Industrial rights		27,594	(19,266)	8,328
Development costs		124,545	(123,359)	1,186
Facility usage rights		38,326	(23,268)	15,058
Memberships(*1)		80,607	—	80,607
Other(*2)		1,364,596	(1,006,821)	357,775

	￦	4,485,772	(2,120,977)	2,364,795

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Company built and donated to a university which in turn the Company is given rights-to-use for a definite number of years.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

12.	Intangible Assets Continued

(2)	Details of changes in intangible assets for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012
	Beginning balance		Acquisition(*1)	Disposal	Transfer	Amortization	Impairment loss(*2)	Ending balance
Frequency use rights	￦	1,889,102	16,659	—	—	(208,986)	(2,907)	1,693,868
Land use rights		12,739	2,080	(80)	—	(4,924)	—	9,815
Industrial rights		8,328	4,252	—	—	(2,811)	—	9,769
Development costs		1,186	—	—	931	(1,452)	—	665
Facility usage rights		15,058	3,997	(121)	108	(2,256)	—	16,786
Memberships		80,607	2,318	(1,407)	—	—	—	81,518
Other		357,775	51,230	(1,430)	109,061	(141,185)	—	375,451

	￦	2,364,795	80,536	(3,038)	110,100	(361,614)	(2,907)	2,187,872

(*1)	Acquisition for the year ended December 31, 2012 includes assets transferred of ￦ 200 million in relation to the transfer of Imagine business from SK Planet Co., Ltd.
(*2)	The Company recognized impairment loss on intangible assets of ￦ 2,907 million in relation to the frequency use rights of the discontinued Digital Multimedia Broadcasting service.

(In millions of won)
	2011
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Decrease due to spin-off	Ending balance
Frequency use rights	￦	709,043	1,333,796	—	—	(153,737)	—	1,889,102
Land use rights		11,130	5,872	(54)	—	(4,209)	—	12,739
Industrial rights		14,748	1,777	—	323	(3,138)	(5,382)	8,328
Development costs		4,898	—	—	—	(3,263)	(449)	1,186
Facility usage rights		16,702	644	(109)	44	(2,223)	—	15,058
Memberships		90,108	3,840	(2,400)	—	—	(10,941)	80,607
Other		578,340	46,680	(1,058)	194,580	(253,052)	(207,715)	357,775

	￦	1,424,969	1,392,609	(3,621)	194,947	(419,622)	(224,487)	2,364,795

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

12.	Intangible Assets, Continued

(3)	Research and development expenditure recognized as expense for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Research and development costs expensed as incurred	￦	213,162	240,168

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2012 are as follows:

(In millions of won)
	Amount		Description	Residual useful lives
W-CDMA license	￦	389,949	Frequency use rights relating to W-CDMA service		(*1)
W-CDMA license		65,244	Frequency use rights relating to W-CDMA service		(*2)
800MHz license		344,623	Frequency use rights relating to CDMA and LTE service		(*3)
1.8GHz license		879,350	Frequency use rights relating to LTE service		(*4)
WiBro license		14,702	WiBro service		(*5)

	￦	1,693,868

(*1)	The Company purchased the W-CDMA license from Korea Communication Commission (“KCC”) on December 4, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003, under a straight-line basis over the remaining useful life of the license. The W-CDMA license will expire in December 2016.
(*2)	The Company purchased the additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-CDMA license will expire in December 2016.
(*3)	The Company purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Company started its related commercial CDMA and LTE services on July 1, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(*4)	The Company purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license commenced when the Company starts its related commercial LTE services in July 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.
(*5)	The Company additionally purchased WiBro license in March 2012. Amortization of this WiBro license commenced when the Company started its commercial WiBro services on March 30, 2012, under a straight line basis over the remaining useful life. This WiBro license will expire in March 2019.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

13.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2012 and 2011 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2012		December 31, 2011
Woori Bank	4.20	Jan. 10, 2013	￦	100,000	—
Kookmin Bank	3.98	Jan. 10, 2013		100,000	—
CP	2.98	Jan. 14, 2013		60,000	—
CP	3.05	Jan. 25, 2013		20,000	—
CP	3.10	Jan. 29, 2013		50,000	—

			￦	330,000	—

(2)	Long-term borrowings as of December 31, 2012 and 2011 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2012		December 31, 2011
Bank of Communications(*1,2)	6M Libor + 0.29	Oct. 10, 2013	￦	32,133		34,599
			(USD	30,000)	(USD	30,000)
Bank of China(*1)	6M Libor + 0.29	Oct. 10, 2013		21,422		23,066
			(USD	20,000)	(USD	20,000)
DBS Bank(*1)	6M Libor + 0.29	Oct. 10, 2013		26,778		28,833
			(USD	25,000)	(USD	25,000)
SMBC(*1)	6M Libor + 0.29	Oct. 10, 2013		26,778		28,832
			(USD	25,000)	(USD	25,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		350,000		—

				457,111		115,330
Less present value discount on long-term borrowings				(1,668)		—

				455,443		115,330
Less current portion of bonds				(107,110)		—

			￦	348,333		115,330

(*1)	As of December 31, 2012, 6M Libor rate is 0.51%.
(*2)	Credit Agricole transferred the loans to Bank of Communications during the year ended December 31, 2012.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

13.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2012 and 2011 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Japanese Yen, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2012		December 31, 2011
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000		200,000
Unsecured private bonds		2013	4.00		200,000		200,000
Unsecured private bonds		2014	5.00		200,000		200,000
Unsecured private bonds		2012	—		—	(JPY	185,645 12,500,000)
Unsecured private bonds	Other fund	2015	5.00		200,000		200,000
Unsecured private bonds		2018	5.00		200,000		200,000
Unsecured private bonds		2013	6.92		250,000		250,000
Unsecured private bonds		2016	5.54		40,000		40,000
Unsecured private bonds		2012	—		—	(JPY	44,555 3,000,000)
Unsecured private bonds		2016	5.92		230,000		230,000
Unsecured private bonds		2012	—		—	(JPY	74,258 5,000,000)
Unsecured private bonds	Operating fund	2016	3.95		110,000		110,000
Unsecured private bonds		2021	4.22		190,000		190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000		—
Unsecured private bonds		2022	3.30		140,000		—
Unsecured private bonds		2032	3.45		90,000		—
Foreign global bonds	Operating fund	2027	6.63	(USD	428,440 400,000)	(USD	461,320 400,000)
Exchangeable bonds(*3,4)	Refinancing fund	2014	1.75	(USD	405,678 332,528)	(USD	397,886 332,528)
Floating rate notes	Operating fund	2012	—		—		253,726
						(USD	220,000)
Floating rate notes(*1)		2014	3M Libor + 1.60	(USD	267,775 250,000)	(USD	288,325 250,000)
Floating rate notes(*2)		2014	SOR rate + 1.20	(SGD	56,906 65,000)	(SGD	57,619 65,000)
Swiss unsecured private bonds		2017	1.75	(CHF	351,930 300,000)		—
Foreign global bonds		2018	2.13	(USD	749,770 700,000)		—

Sub-total					4,480,499		3,583,334
Less discounts on bonds					(40,392)		(37,329)

					4,440,107		3,546,005
Less current portion of bonds					(447,996)		(955,375)

				￦	3,992,111		2,590,630

(*1)	As of December 31, 2012, 3M Libor rate is 0.31%.
(*2)	As of December 31, 2012, SOR rate is 0.35%.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

13.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2012 and 2011 are as follows: Continued

(*3)	As of December 31, 2012, exchangeable bonds are classified as financial liabilities at fair value through profit or loss. As of December 31, 2011, the exchangeable bonds were classified as current liabilities as the bond holders were eligible to redeem their notes at 100% of the principal amount on April 7, 2012. However, as of December 31, 2012, the exchangeable bonds are reclassified as non-current liabilities as the bond holders did not exercise their now expired early redemption right.
(*4)	On April 7, 2009, the Company issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%. As of December 31, 2012, fair value of the exchangeable bonds is USD 378,749,392. The exchange price could be adjusted and the exchange price is ￦ 197,760 with the exchange rate of ￦ 1,383.40 per USD 1.

The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be exchanged as of December 31, 2012 is 2,326,149 shares.

Exchange of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Company will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on February 9, 2012, and July 28, 2012, the exchange price was changed from ￦ 209,853 to ￦ 197,760 and the number of common shares that can be exchanged was changed from 2,192,102 shares to 2,326,149 shares due to the payment of periodic and interim dividends. During the year ended December 31, 2012, no exchange was made.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

14.	Long-term Payables - other

(1)	As of December 31, 2012 and 2011, long-term payables consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequencies as follows (Refer to note 12):

(In millions of won)
	2.1GHz		800MHz	1.8GHz	2.3GHz	Total
Period of repayment		2012~2014	2013~2015	2012~2021	2014~2016
Coupon rate(*1)		3.58%	3.51%	3.00%	3.00%
Annual effective interest rate(*2)		5.89%	5.69%	5.25%	5.80%
Nominal value	￦	52,600	208,250	746,250	8,650	1,015,750
Present value discount on long-term payables - other		(3,237)	(11,060)	(66,797)	(641)	(81,735)

Present value of long-term payables - other at the time of acquisition		49,363	197,190	679,453	8,009	934,015

Nominal value		52,600	208,250	746,250	—	1,007,100
Present value discount on long-term payables - other		(3,237)	(11,060)	(66,797)	—	(81,094)
Current portion of long-term payables - other		(17,533)	—	(74,625)	—	(92,158)
Accumulated amortization of present value discount at December 31, 2011		2,065	1,925	3,136	—	7,126

Carrying amount as of December 31, 2011		33,895	199,115	607,964	—	840,974
Increase		—	—	—	8,650	8,650
Present value discount on long-term payables - other		—	—	—	(641)	(641)
Amortization of present value discount on long-term payables - other		628	4,029	9,775	155	14,587
Less current portion of long-term payables - other		(17,372)	(68,535)	(72,058)	—	(157,965)

Carrying amount at December 31, 2012	￦	17,151	134,609	545,681	8,164	705,605

(*1)	The Company applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.
(*2)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term accounts payables-other.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

14.	Long-term Payables - other, Continued

(2)	The repayment schedule of long-term payables - other as of December 31, 2012 is as follows:

(In millions of won)	Amount
2013	￦	161,575
2014		164,458
2015		146,925
2016 and thereafter		450,634

	￦	923,592

15.	Provisions

Change in provisions for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012					As of Dec. 31, 2012
	Beginning balance		Increase	Utilization	Ending balance	Current	Non- current
Provision for handset subsidy	￦	762,238	272,869	(681,724)	353,383	279,977	73,406
Provision for restoration		28,623	4,508	(340)	32,791	6,842	25,949

	￦	790,861	277,377	(682,064)	386,174	286,819	99,355

(In millions of won)	2011					As of Dec. 31, 2011
	Beginning balance		Increase	Utilization	Ending balance	Current	Non- current
Provision for handset subsidy	￦	732,042	877,191	(846,995)	762,238	653,172	109,066
Provision for restoration		27,740	4,814	(3,931)	28,623	3,425	25,198

	￦	759,782	882,005	(850,926)	790,861	656,597	134,264

The Company recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

16.	Defined Benefit Liabilities

(1)	Defined benefit plans

The Company also operates a defined benefit pension plan for employees and uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation. The Company expects to make a contribution of ￦ 32,197 million to the defined benefit plans during the next financial year.

(2)	Details of defined benefit liabilities as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Present value of defined benefit obligations	￦	133,098	95,359
Fair value of plan assets		(98,147)	(68,619)

	￦	34,951	26,740

(3)	Principal actuarial assumptions as of December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Discount rate for defined benefit obligations	3.56%	4.53%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	3.56%	4.74%
Expected rate of salary increase	5.20%	5.62%

Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of return on plan assets represent weighted average rate of market value of the individual assets on the plan. Expected rate of return on plan assets is determined based on the historical yield rate and current market conditions. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement. Inflation rate is determined based on inflation data declared by Bank of Korea.

(4)	Changes in defined benefit obligations for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Beginning balance	￦	95,359	105,966
Current service cost		29,605	29,890
Interest cost		4,663	5,919
Actuarial loss		14,975	16,685
Benefit paid		(12,965)	(48,771)
Others(*)		1,461	(14,330)

Ending balance	￦	133,098	95,359

(*)	Others for the year ended December 31, 2012 include transfer to construction in progress and transfer from SK Planet Co., Ltd. in relation to the transfer of Imagine Business. In addition, others for the year ended December 31, 2011 include decrease in defined benefit obligation of ￦ 15,555 million in relation to the spin-off of SK Planet Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

16.	Defined Benefit Liabilities, Continued

(5)	Changes in plan assets for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Beginning balance	￦	68,619	84,584
Expected return on plan assets		2,464	3,568
Actuarial gain(loss)		677	(783)
Contributions to the plan		29,000	20,170
Benefit paid		(2,802)	(28,587)
Others(*)		189	(10,333)

Ending balance	￦	98,147	68,619

(*)	Others for the year ended December 31, 2012 include transfer from SK Planet Co., Ltd. in relation to the transfer of Imaging business. In addition, others for the year ended December 31, 2011 include decrease in plan assets of ￦ 10,332 million in relation to the spin-off of SK Planet Co., Ltd.

(6)	Expenses recognized in profit and loss and capitalized into construction-in-progress for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Current service cost	￦	29,605	29,890
Interest cost		4,663	5,919
Expected return on plan assets		(2,464)	(3,568)

	￦	31,804	32,241

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(7)	Details of plan assets as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Equity instruments	￦	55	—
Debt instruments		24,199	—
Short-term financial instruments, etc.		73,893	68,619

	￦	98,147	68,619

Actual return on plan assets for the years ended December 31, 2012 and 2011 amounted to ￦ 3,141 million and ￦ 2,785 million, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

17.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling USD 100,000,000 borrowed on October 10, 2006. As of December 31, 2012, in connection with unsettled cross currency interest rate swap contracts to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ￦ 2,391 million (net of tax effect totaling ￦ 263 million and foreign currency translation loss arising from U.S. dollar denominated long-term borrowings totaling ￦ 12,310 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and five other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of December 31, 2012, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied since May 12, 2010, an accumulated loss on valuation of derivatives amounting to ￦ 37,047 million (net of tax effect totaling ￦ 11,828 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦ 28,628 million) is accounted for as accumulated other comprehensive loss. In connection with the currency swap contract, a gain on valuation of the currency swap contract which was incurred before application of hedge accounting, amounting to ￦ 129,806 million was recognized in profit or loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar denominated bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of December 31, 2012, in connection with the unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦ 121 million (net of tax effect totaling ￦ 39 million and foreign currency translation gain arising from unguaranteed Singapore dollar denominated bonds totaling ￦ 554 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS Bank and Citi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 250,000,000 issued on December 15, 2011. As of December 31, 2012, in connection with the unsettled cross currency interest rate swap contract, an accumulated gain on valuation of derivatives amounting to ￦ 6,152 million (net of tax effect totaling ￦ 1,964 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦ 21,668 million) is accounted for as other comprehensive income.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Citi Bank and five other banks to hedge the foreign currency risk of its Swiss Franc denominated bonds with face amounts totaling CHF 300,000,000 issued on June 12, 2012. As of December 31, 2012, in connection with the unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦ 5,999 million (net of tax effect totaling ￦ 1,915 million and foreign currency translation gain arising from unguaranteed Swiss Franc denominated bonds totaling ￦ 11,550 million) is accounted for as accumulated other comprehensive loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

17.	Derivative Instruments, Continued

(1)	Currency swap contracts under cash flow hedge accounting, Continued

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Barclays and nine other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 700,000,000 issued on November 1, 2012. As of December 31, 2012, in connection with the unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦ 12,419 million (net of tax effect totaling ￦ 3,965 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦ 13,485 million) is accounted for as accumulated other comprehensive loss.

(2)	As of December 31, 2012, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won, thousands of U.S. dollars, Singapore dollars, and Swiss franc)
					Fair value
	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge
Current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	USD	100,000	Oct. 10, 2006 ~ Oct. 10, 2013	￦	9,656
Non-current assets:
Fixed-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		52,303

Total assets					￦	61,959

Non-current liabilities:
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	250,000	Dec. 15, 2011 ~ Dec. 12, 2014	￦	13,552
Floating-to-fixed cross currency swap	Singapore dollar denominated bonds	SGD	65,000	Dec. 15, 2011 ~ Dec. 12, 2014		714
Fixed-to-fixed cross currency swap	Swiss Franc denominated bonds	CHF	300,000	Jun. 12, 2012 ~ Jun. 12, 2017		19,464
Fixed-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	700,000	Nov. 1, 2012 ~ May. 1, 2018		29,869

Total liabilities					￦	63,599

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

18.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stock with a par value of ￦ 500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments as of December 31, 2012 and 2011 are as follows:

(In millions of won, except for share data)
	December 31, 2012		December 31, 2011
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus (deficit) and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,410,451)	(2,410,451)
Loss on disposal of treasury stock		(18,855)	(18,855)
Others(*2)		(722,741)	(722,597)

	￦	(236,160)	(236,016)

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others represent the difference between net assets and considerations paid in relation to the transfer of Imagine business from SK Planet Co., Ltd., a subsidiary.

There were no changes in share capital for the years ended December 31, 2012 and 2011.

19.	Treasury Stock

Through 2009, the Company acquired 8,400,712 shares of treasury stock in the open market for ￦ 1,992,083 million to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

In addition, the Company acquired 1,250,000 shares of treasury stock for ￦ 210,356 million from July 26, 2010 to October 20, 2010 and 1,400,000 shares of treasury stock for ￦ 208,012 million from July 21, 2011 to September 28, 2011, in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of these treasury stock transactions, as of December 31, 2012 and 2011, the Company has 11,050,712 shares of treasury stock at ￦ 2,410,451 million.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

20.	Retained Earnings

(1)	Retained earnings as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Appropriated:	￦
Legal reserve		22,320	22,320
Reserve for research & manpower development		220,000	535,595
Reserve for business expansion		9,106,138	8,009,138
Reserve for technology development		1,901,300	1,524,000

		11,249,758	10,091,053
Unappropriated		1,164,223	1,746,132

	￦	12,413,981	11,837,185

(2)	Legal reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

21.	Statements of Appropriation of Retained Earnings

Details of appropriations of retained earnings for the years ended December 31, 2012 and 2011 are as follows:

Date of appropriation for 2012: March 22, 2013

Date of appropriation for 2011: March 23, 2012

(In millions of won)
	2012		2011
Unappropriated retained earnings:
Unappropriated retained earnings	￦	1,989	136,105
Actuarial loss		(10,838)	(13,241)
Interim dividends - ￦ 1,000 per share, 200% on par value		(69,695)	(71,095)
Profit		1,242,767	1,694,363

		1,164,223	1,746,132

Transfer from voluntary reserves:
Reserve for research and manpower development		64,233	315,595

Appropriation of retained earnings:
Reserve for business expansion		270,000	1,097,000
Reserve for technology development		370,000	377,300
Cash dividends - ￦ 8,400 per share, 1,680% on par value		585,438	585,438

		1,225,438	2,059,738

Unappropriated retained earnings to be carried over to subsequent year	￦	3,018	1,989

22.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Unrealized fair value of available-for-sale financial assets	￦	206,414	352,617
Unrealized fair value of derivatives		(51,826)	(32,123)

	￦	154,588	320,494

(2)	Changes in reserves for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012
	Net change in unrealized fair value of available- for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2012		352,616	(32,122)	320,494
Changes		(192,879)	(24,266)	(217,145)
Tax effect		46,677	4,562	51,239

Balance at December 31, 2012	￦	206,414	(51,826)	154,588

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

(In millions of won)	2011
	Net change in unrealized fair value of available- for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2011	￦	803,075	(66,469)	736,606
Changes		(567,695)	43,449	(524,246)
Tax effect		117,236	(9,102)	108,134

Balance at December 31, 2011		352,616	(32,122)	320,494

22.	Reserves, Continued

(3)	Details of change in fair value of available-for-sale financial assets for the years ended December 31, 2012 and 2011 are as follows

(In millions of won)	2012
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2012	￦	465,193	(112,576)	352,617
Amount recognized as other comprehensive income during the year		(37,609)	9,101	(28,508)
Amount reclassified through profit or loss		(155,270)	37,575	(117,695)

Balance at December 31, 2012	￦	272,314	(65,900)	206,414

(In millions of won)	2011
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2011	￦	1,032,888	(229,813)	803,075
Amount recognized as other comprehensive income during the year		(430,126)	84,545	(345,581)
Amount reclassified through profit or loss		(137,568)	32,691	(104,877)

Balance at December 31, 2011	￦	465,194	(112,577)	352,617

(4)	Details of change in valuation of derivatives for the years ended December 31, 2012 and 2011 are as follows.

(In millions of won)	2012
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2012	￦	(43,606)	11,483	(32,123)
Amount recognized as other comprehensive income during the year		(19,827)	4,798	(15,029)
Amount reclassified through profit or loss		(4,438)	(236)	(4,674)

Balance at December 31, 2012	￦	(67,871)	16,045	(51,826)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

(In millions of won)	2011
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2011	￦	(87,055)	20,586	(66,469)
Amount recognized as other comprehensive income during the year		54,102	(13,023)	41,079
Amount reclassified through profit or loss		(10,653)	3,920	(6,733)

Balance at December 31, 2011	￦	(43,606)	11,483	(32,123)

23.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012		2011

Other Operating Expenses:
Communication expenses	￦	59,398	58,552
Utilities		147,442	123,996
Taxes and dues(*)		81,145	36,157
Repair		185,588	202,950
Research and development		213,162	240,168
Training		29,295	31,044
Bad debt for accounts receivables - trade		22,502	52,177
Reversal of allowance for doubtful accounts		(4,846)	(649)
Printing		9,399	15,828
Travel		15,015	19,762
Conference		7,856	8,339
Other		17,405	31,312

	￦	783,361	819,636

(*)	Taxes and dues for the year ended December 31, 2012 includes ￦ 20.3 billion fined against the Company for allegedly colluding with other third parties to inflate the prices of handsets while advertising that the handsets are offered at a discount through subsidy plans. The Company appeal of the case is currently pending.

24.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012		2011

Other Non-operating Income:
Fees revenues	￦	6,617	6,173
Gain on disposal of property and equipment and intangible assets		142,988	1,760
Others		12,151	15,291

	￦	161,756	23,224

Other Non-operating Expenses:
Impairment loss on property and equipment, and intangible assets	￦	15,438	—
Loss on disposal of property and equipment and intangible assets		9,628	15,752
Donations		77,357	88,652
Bad debt for accounts receivable - other		21,845	7,815
Others		9,379	8,855

	￦	133,647	121,074

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

25.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012		2011

Finance Income:
Interest income	￦	52,408	137,808
Dividends		30,568	40,767
Gain on foreign currency transactions		3,341	8,415
Gain on foreign currency translation		158	182
Gain on valuation of financial assets at fair value through profit or loss		—	2,617
Gain on disposal of long-term investment securities		269,352	158,965
Gain on valuation of derivatives		—	3,389
Gain on settlement of derivatives		26,103	—
Gain on valuation of financial liabilities at fair value through profit or loss		—	63,769

	￦	381,930	415,912

(In millions of won)
	2012		2011
Finance Costs:
Interest expense	￦	318,183	195,346
Loss on foreign currency transactions		4,895	8,133
Loss on foreign currency translation		746	4,298
Loss on disposal of long-term investment securities		9,136	302
Loss on settlement of derivatives		1,232	15,577
Loss on valuation of financial assets at fair value through profit or loss		1,262	—
Loss on valuation of financial liabilities at fair value through profit or loss		7,793	—
Others		189,951	—

	￦	533,198	223,656

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

25.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Interest income on cash equivalents and deposits	￦	29,361	45,987
Interest income on installment receivables and others		23,047	91,821

	￦	52,408	137,808

(3)	Details of interest expense included in finance costs for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Interest expense on bank overdrafts and borrowings	￦	107,211	27,362
Interest expense on debentures		167,770	153,318
Others		43,202	14,666

	￦	318,183	195,346

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

25.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2012 and 2011 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in note 5.

(i)	Finance income and costs

(In millions of won)
	2012			2011
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:	￦
Financial asset at fair value through profit or loss		—	1,262	2,617	—
Available-for-sale financial assets		301,925	199,088	203,548	302
loans and receivables		53,791	5,637	142,486	8,133
Derivative designated as hedging instrument		26,103	1,231	—	8,088

Subtotal		381,819	207,218	348,651	16,523

Financial Liabilities:
Financial liability at fair value through profit or loss		—	7,793	67,158	2,353
Financial liability valuate as amortised cost		111	318,187	103	199,643
Derivative designated as hedging instrument		—	—	—	5,137

Subtotal		111	325,980	67,261	207,133

Total	￦	381,930	533,198	415,912	223,656

(ii)	Other comprehensive income

(In millions of won)
	2012		2011
Financial Assets:	￦
Available-for-sale financial assets		(146,203)	(450,459)
Derivative designated as hedging instrument		(19,869)	23,474

Subtotal		(166,072)	(426,985)

Financial Liabilities:
Derivative designated as hedging instrument		166	10,873

Subtotal		166	10,873

Total	￦	(165,906)	(416,112)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2012 and 2011 are as follows.

(In millions of won)
	2012		2011
Available-for-sale financial assets	￦	189,951	—
Bad debt for accounts receivable - trade		22,502	52,177
Bad debt for accounts receivable - other		21,845	7,815

	￦	234,298	59,992

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

26.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2012 and 2011 consist of the following:

(In millions of won)
	2012		2011
Current tax expense
Current tax payable	￦	161,010	483,538
Adjustments recognized in the period for current tax of prior periods		(68,414)	90,702

		92,596	574,240

Deferred tax expense
Changes in net deferred tax assets		156,657	(103,562)
Tax directly charged to equity		54,699	109,380

		211,356	5,818

Income tax for continuing operation	￦	303,952	580,058

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2012 and 2011 is attributable to the following:

(In millions of won)
	2012		2011

Income taxes at statutory income tax rate	￦	373,844	550,384
Non-taxable income		(4,716)	(9,884)
Non-deductible expenses		16,811	5,065
Tax credit and tax reduction		(69,515)	(39,502)
Tax effects of temporary differences, unused tax losses and unused tax credits not recognized in deferred tax assets		20,798	(4,454)
Others (Tax effect from statutory tax rate change, additional income tax for prior periods and etc.)		(33,270)	78,449

Income tax for continuing operation	￦	303,952	580,058

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011

Net change in fair value of available-for-sale financial assets	￦	46,676	117,236
Gain or loss on valuation of derivatives		4,563	(9,103)
Actuarial gain or loss		3,460	4,228
Loss on disposal of treasury stock		—	(2,981)

	￦	54,699	109,380

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

26.	Income Tax Expense, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012
	Beginning		Deferred tax expense (income)	Directly added to (deducted from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	25,065	11,880	—	36,945
Accrued interest income		(1,277)	273	—	(1,004)
Available-for-sale financial assets		(82,304)	47,784	46,676	12,156
Investments in subsidiaries and associates		61,468	19,948	—	81,416
Property and equipment (depreciation)		(142,651)	(92,789)	—	(235,440)
Provisions		184,462	(98,943)	—	85,519
Retirement benefit obligation		10,729	(4,616)	3,460	9,573
Gain or loss on valuation of derivatives		11,483	—	4,563	16,046
Gain or loss on foreign currency translation		9,268	10,438	—	19,706
Tax free reserve for research and manpower development		(53,240)	22,151	—	(31,089)
Goodwill relevant to leased line		116,287	(47,612)	—	68,675
Unearned revenue (activation fees)		116,512	(19,402)	—	97,110
Others		24,578	(60,468)	—	(35,890)

	￦	280,380	(211,356)	54,699	123,723

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

26.	Income Tax Expense, Continued

(In millions of won)	2011
	Beginning		Deferred tax expense (income)	Directly added to (deducted from) equity	Spin-off	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	42,769	(11,258)	—	(6,446)	25,065
Accrued interest income		(564)	(713)	—	—	(1,277)
Available-for-sale financial assets		(243,998)	44,458	117,236	—	(82,304)
Investments in subsidiaries and associates		46,357	15,111	—	—	61,468
Property and equipment (depreciation)		(113,326)	(29,325)	—	—	(142,651)
Provisions		180,687	3,775	—	—	184,462
Retirement benefit obligation		4,556	2,162	4,228	(217)	10,729
Gain or loss on valuation of derivatives		(5,252)	25,838	(9,103)	—	11,483
Gain or loss on foreign currency translation		7,622	1,646	—	—	9,268
Tax free reserve for research and manpower development		(80,520)	27,280	—	—	(53,240)
Goodwill relevant to leased line		140,809	(24,522)	—	—	116,287
Unearned revenue (activation fees)		117,432	(920)	—	—	116,512
Others		86,909	(59,350)	(2,981)	—	24,578

	￦	183,481	(5,818)	109,380	(6,663)	280,380

(5)	Details of temporary differences not recognized as deferred tax assets (liabilities) in the statements of financial position as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011

Allowance for doubtful accounts	￦	77,405	77,405
Investments in subsidiaries and associates		410,313	324,372
Other temporary differences		51,150	51,150

	￦	538,868	452,927

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

27.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2012 and 2011 are calculated as follows:

(In millions of won, shares)
	2012		2011
Profit for the period	￦	1,242,767	1,694,363
Weighted average number of common shares outstanding		69,694,999	70,591,937

Basic earnings per share (In won)	￦	17,832	24,002

2)	The weighted average number of common shares outstanding for the years ended December 31, 2012 and 2011 are calculated as follows:

	Number of shares	Weighted number of days	Weighted number of shares
Outstanding common shares at January 1, 2012	80,745,711	366/366	80,745,711
Effect of treasury stock	(11,050,712)	366/366	(11,050,712)

Number of shares at December 31, 2012	69,694,999		69,694,999

	Number of shares	Weighted number of days	Weighted number of shares
Outstanding common shares at January 1, 2011	80,745,711	365/365	80,745,711
Beginning treasury stock	(9,650,712)	365/365	(9,650,712)
Acquisition of treasury stock	(1,400,000)	131/365	(503,062)

Number of shares at December 31, 2011	69,694,999		70,591,937

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2012 and 2011 are calculated as follows:

(In millions of won, shares)	2012		2011
Diluted profit for the period	￦	1,253,567	1,698,983
Diluted weighted average number of common shares outstanding		72,021,148	72,784,039

Diluted earnings per share (In won)	￦	17,406	23,343

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

27.	Earnings per Share, Continued

2)	Adjusted profit for the years ended December 31, 2012 and 2011 are calculated as follows:

(In millions of won)	2012		2011
Profit	￦	1,242,767	1,694,363
Effect of exchangeable bonds		10,800	4,620

Adjusted profit	￦	1,253,567	1,698,983

3)	Adjusted weighted average number of common shares outstanding for the years ended December 31, 2012 and 2011 are calculated as follows:

(In shares)	2012	2011
Weighted average number of common shares outstanding	69,694,999	70,591,937
Effect of exchangeable bonds(*)	2,326,149	2,192,102

Adjusted weighted average number of common shares outstanding	72,021,148	72,784,039

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock.

28.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2012	Cash dividends (Interim)	69,694,999	500	200%	69,695
	Cash dividends (Year-end)	69,694,999	500	1,680%	585,438

					655,133

2011	Cash dividends (Interim)	71,094,999	500	200%	71,095
	Cash dividends (Year-end)	69,694,999	500	1,680%	585,438

					656,533

(2)	Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
Year	Dividends calculated	Profit	Dividends payout ratio
2012	655,133	1,242,767	52.72%
2011	656,533	1,694,363	38.75%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

28.	Dividends, Continued

(3)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2012 and 2011 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2012	Cash dividends	9,400	152,500	6.16%
2011	Cash dividends	9,400	141,500	6.64%

29.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	256,577	—	256,577
Financial instruments		—	—	179,369	—	179,369
Short-term investment securities		—	56,401	—	—	56,401
Long-term investment securities(*1)		15,356	718,537	—	—	733,893
Accounts receivable - trade		—	—	1,407,206	—	1,407,206
Loans and other receivables(*2)		—	—	661,689	—	661,689
Derivative financial assets		—	—	—	61,959	61,959

	￦	15,356	774,938	2,504,841	61,959	3,357,094

29.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of December 31, 2012 and 2011 are as follows: Continued

(In millions of won)
	December 31, 2011
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	895,558	—	895,558
Financial instruments		—	—	635,069	—	635,069
Short-term investment securities		—	90,573	—	—	90,573
Long-term investment securities(*1)		16,617	1,295,821	—	—	1,312,438
Accounts receivable - trade		—	—	1,282,234	—	1,282,234
Loans and other receivables(*2)		—	—	1,103,799	—	1,103,799
Derivative financial assets		—	—	—	188,605	188,605

	￦	16,617	1,386,394	3,916,660	188,605	5,508,276

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

(*1)	Long-term investment securities of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial assets at fair value through profit or loss.
(*2)	Details of loans and other receivables as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Short-term loans	￦	75,449	88,236
Accounts receivable - other		383,048	774,221
Accrued income		4,147	5,278
Long-term loans		49,672	75,282
Long-term accounts receivable - other		—	5,393
Guarantee deposits		149,373	155,389

	￦	661,689	1,103,799

29.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	63,599	63,599
Borrowings		—	785,443	—	785,443
Debentures(*1)		405,678	4,034,429	—	4,440,107
Accounts payable - other and others(*2)		—	3,073,290	—	3,073,290

	￦	405,678	7,893,162	63,599	8,362,439

(In millions of won)
	December 31, 2011
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	4,645	4,645
Borrowings		—	115,330	—	115,330
Debentures(*1)		397,887	3,148,118	—	3,546,005
Accounts payable - other and others(*2)		—	2,901,123	—	2,901,123

	￦	397,887	6,164,571	4,645	6,567,103

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

(*1)	Debentures of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial liabilities at fair value through profit or loss.
(*2)	Details of accounts payable and other payables as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Accounts payable - other	￦	1,509,456	1,361,473
Withholdings		18	18
Accrued expenses		600,101	468,313
Current portion of long-term payables - other		157,965	89,144
Long-term payables - other		705,605	840,974
Other non-current liabilities		100,145	141,201

	￦	3,073,290	2,901,123

30.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary foreign currency assets and liabilities as of December 31, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
USD	49,153	￦	52,647	1,788,199	￦	1,915,340
EUR	8,573		12,142	3,866		5,476
JPY	139,867		1,745	—		—
CHF	—		—	298,137		349,744
SGD	—		—	64,629		56,581
Others	43		13	2,886		4,978

		￦	66,547		￦	2,332,119

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 17)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

As of December 31, 2012, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	(32,757)	32,757
EUR		667	(667)
JPY		175	(175)
CHF		—	—
SGD		(1)	1
Others		(497)	497

	￦	(32,413)	32,413

(ii) Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2012, available-for-sale equity instruments measured at fair value amounts to ￦ 730,754 million.

(iii) Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of December 31, 2012, floating-rate debentures and borrowings amount to ￦ 324,681 million and ￦ 107,110 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (Refer to Note 17). If interest rate only increases (decreases) by 1%, income before income taxes for the year ended December 31, 2012 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Cash and cash equivalents	￦	256,577	895,558
Financial instruments		179,369	635,069
Available-for-sale financial assets		774,938	1,386,394
Accounts receivable - trade		1,407,206	1,282,234
Loans and receivables		661,689	1,103,799
Derivative financial assets		61,959	188,605
Financial assets at fair value through profit or loss		15,356	16,617

	￦	3,357,094	5,508,276

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the year ended December 31, 2012, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of December 31, 2012.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in note 25.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities.

The Company’s current liabilities are greater than current assets by ￦ 413.3 billion and ￦ 518.9 billion as of December 31, 2012 and 2011, respectively. This was primarily caused by the acquisition of ownership interests in SK Hynix in February 2012. The Company plans to fund current liabilities with the cash flows generated by operations and through additional borrowings, as necessary.

Contractual maturities of financial liabilities as of December 31, 2012 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Derivative financial liabilities	￦	63,599	66,786	19,872	45,708	1,206
Borrowings		785,443	823,775	454,175	369,600	—
Debentures(*1)		4,440,107	5,470,802	613,634	2,484,981	2,372,187
Accounts payable - other and others(*2)		3,073,290	3,133,311	2,271,150	563,661	298,500

	￦	8,362,439	9,494,674	3,358,831	3,463,950	2,671,893

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2011.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

Debt-equity ratio as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Liability	￦	9,872,454	8,554,225
Equity		12,377,048	11,966,302

Debt-equity ratio		79.76%	71.49%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

30.	Financial Risk Management, Continued

(3)	Fair value

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Company is the bid price.

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Company uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

Fair values of accounts receivable - trade, and accounts payable - trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Company.

Interest rates used by the Company for the fair value measurement as of December 31, 2012 are as follows:

Interest rate
Derivative instruments	2.86% ~ 4.04%
Borrowings and Debentures	3.12%

1)	Fair value and carrying amount

Carrying amount and fair value of financial assets and liabilities are as follows:

(In millions of won)
	2012			2011
	Carrying amount		Fair value	Carrying amount	Fair value
Assets carried at fair value
Financial assets at fair value through profit or loss	￦	15,356	15,356	16,617	16,617
Derivative financial assets		61,959	61,959	188,605	188,605
Available-for-sale financial assets		730,754	730,754	1,273,132	1,273,132

	￦	808,069	808,069	1,478,354	1,478,354

Assets carried at amortized cost
Cash and cash equivalents	￦	256,577	256,577	895,558	895,558
Available-for-sale financial assets		44,184	44,184	113,262	113,262
Accounts receivable - trade and others		2,068,895	2,068,895	2,386,033	2,386,033
Financial instruments		179,369	179,369	635,069	635,069

	￦	2,549,025	2,549,025	4,029,922	4,029,922

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

(In millions of won)
	2012			2011
	Carrying amount		Fair value	Carrying amount	Fair value
Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	￦	405,678	405,678	397,887	397,887
Derivative financial liabilities		63,599	63,599	4,645	4,645

	￦	469,277	469,277	402,532	402,532

Liabilities carried at amortized cost
Borrowings	￦	785,443	798,908	115,330	115,330
Debentures		4,034,429	4,224,907	3,148,118	2,985,078
Accounts payable - other and others		3,073,290	3,073,290	2,901,123	2,901,123

	￦	7,893,162	8,097,105	6,164,571	6,001,531

2)	Fair value hierarchy

The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The table below analyzes financial instruments carried at fair value, by fair value hierarchy as of December 31, 2012.

(In millions of won)
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss	￦	—	15,356	—	15,356
Derivative financial assets		—	61,959	—	61,959
Available-for-sale financial assets		584,029	46,159	100,566	730,754
Financial liabilities at fair value through profit or loss		405,678	—	—	405,678
Derivative financial liabilities		—	63,599	—	63,599

There have been no transfers from Level 2 to Level 1 in 2012 and changes of financial assets classified as Level 3 for the year period ended December 31, 2012 are as follows:

(In millions of won)
	Balance at Jan. 1		Other comprehensive loss	Disposal	Balance at Dec. 31
Available-for-sale financial assets	￦	162,097	(47,446)	(14,085)	100,566

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

31.	Transactions with Related Parties

(1)	As of December 31, 2012, the parent company and subsidiaries of the Company are as follows:

Type	Company	Ownership percentage (%)		Types of business

Ultimate Controlling Entity(*1)	SK Holdings Co., Ltd.	25.2	(*2)	Holding company

Subsidiaries	SK Telink Co., Ltd.	83.5		Telecommunication service
	SK Communications Co., Ltd.	64.6	(*3)	Internet website services
	PAXNet Co., Ltd.	59.7	(*3)	Internet website services
	Loen Entertainment, Inc.	67.6	(*3)	Release of music disc
	Stonebridge Cinema Fund	57.0		Investment association
	Commerce Planet Co., Ltd.	100.0	(*3)	Online shopping mall operation agency
	SK Broadband Co., Ltd.	50.6		Telecommunication services
	Broadband D&M Co., Ltd.(*5)	—		Base station maintenance service
	Broadband Media Co., Ltd.	100.0	(*3)	Multimedia TV portal service
	Broadband CS Co., Ltd.(*5)	—		Customer Q&A and Service
	K-net Culture and Contents Venture Fund	59.0	(*3)	Investment association
	Fitech Focus Limited Partnership II	66.7	(*3)	Investment association
	Open Innovation Fund	98.9	(*3)	Investment association
	PS&Marketing Corporation	100.0		Communications device retail business
	Service Ace Co., Ltd.	100.0		Customer center management service
	Service Top Co., Ltd.	100.0		Customer center management service
	Network O&S Co., Ltd.	100.0		Base station maintenance service
	BNCP Co., Ltd.	100.0	(*3)	Internet website services
	Service-In Co., Ltd.(*5)	—		Database & on-line information service
	SK Planet Co., Ltd.	100.0		Telecommunication services
	Madsmart, Inc.(*6)	100.0	(*3)	Application software production
	SK Telecom China Holdings Co., Ltd.	100.0		Investment association
	SKY Property Mgmt. Ltd.	60.0		Investment association
	Shenzhen E-eye High Tech Co., Ltd.	65.5	(*3)	Manufacturing
	SK Global Healthcare Business Group., Ltd.(*6)	100.0		Investment
	SK China Real Estate Co., Ltd.	99.4		Investment association
	SK Planet Japan(*6)	100.0	(*3)	Digital contents sourcing service
	SKT Vietnam PTE. Ltd.	73.3		Telecommunication service
	SK Planet Global PTE. Ltd.(*6)	100.0	(*3)	Digital contents sourcing service
	SKT Americas, Inc.	100.0		Information gathering and consulting
	SKP America LLC.(*6)	100.0	(*3)	Digital contents sourcing service
	YTK Investment Ltd.	100.0		Investment association
	Atlas Investment	100.0		Investment association
	Technology Innovation Partners, L.P.	100.0	(*3)	Investment association
	SK Telecom China Fund I L.P.	100.0	(*3)	Investment association

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

31.	Transactions with Related Parties, Continued

(*1)	SK Holdings Co., Ltd. is the Ultimate Controlling Entity because of its de facto control over the Company.
(*2)	The ownership percentage represents parent company’s ownership over the Company.
(*3)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.
(*4)	Broadband D&M Co., Ltd. and Broadband CS Co., Ltd. have been merged into SK Broadband Co., Ltd. for the year ended December 31, 2012.
(*5)	The entire ownership interests in Service-In Co., Ltd. for the year ended December 31, 2012 and Service-In Co., Ltd. is not a subsidiary of the Company as of December 31, 2012.
(*6)	Newly included for the year ended December 31, 2012

(2)	Transactions

(In millions of won)	Operating revenue and others			Operating expense and others
	2012		2011	2012	2011
Parent Company	￦	870	1,042	217,728	201,791
Subsidiaries		245,081	221,185	2,312,737	1,539,371
Associates		72,728	179,015	441,815	521,262
Others		56,183	102,612	1,921,616	1,503,865

	￦	374,862	503,854	4,893,896	3,766,289

Operating revenue include commission received in relation to the interconnection charges and satellite lease. Operating expense include commission paid in relation to the service provided by related parties.

(3)	Account balances

(In millions of won)	Accounts receivable and others			Accounts payable and others
	December 31, 2012		December 31, 2011	December 31, 2012	December 31, 2011
Parent Company	￦	222	146	—	—
Subsidiaries		17,329	106,022	385,818	519,639
Associates		63,606	71,674	73,637	30,430
Others		15,122	11,857	189,659	190,434

	￦	96,279	189,699	649,114	740,503

(4)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. Considerations given to key management for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012		2011
Salaries	￦	8,893	9,643
Provision for retirement benefits		799	837

	￦	9,692	10,480

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

32.	Commitments and Contingencies

As of December 31, 2012, the Company has participated in “Tactical Airship” program of the Defense Acquisition Program Administration with Joint Defense Corporation. For an advance receipt amounting to USD 3,992,522, which Joint Defense Corporation received from the Defense Acquisition Program Administration, the Company provides payment guarantees to the Defense Acquisition Program Administration.

33.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease and the gain on disposal of property and equipment and investment property is recognized as other non-operating income.

For the year ended December 31, 2012, the Company recognized lease payment of ￦ 267 million relating to the above operating lease agreement and lease revenue of ￦ 90 million through a sublease agreement. Future lease payments and lease revenue from the above operating lease agreement and sublease agreement are as follows:

(In millions of won)	Lease payments		Lease revenue
Less than 1 year	￦	16,574	8,462
1~5 years		87,168	42,310
More than 5 years		67,862	22,333

	￦	171,604	73,105

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

34.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Interest income	￦	(52,408)	(137,808)
Dividends		(30,568)	(40,767)
Gain on foreign currency translation		(158)	(182)
Gain on valuation of financial assets at fair value through profit or loss		—	(2,617)
Gain on valuation of financial liabilities at fair value through profit or loss		—	(63,769)
Gain on disposal of long-term investment securities		(269,352)	(158,965)
Gain on valuation of derivatives		—	(3,389)
Gain on settlement of derivatives		(26,103)	—
Gain on disposal of investments in subsidiaries and associates		(80,483)	(1,990)
Gain on disposal of property and equipment and intangible assets		(142,988)	(1,760)
Reversal of allowance for doubtful accounts		(4,846)	(649)
Interest expenses		318,183	195,346
Loss on foreign currency translation		746	4,298
Loss on disposal of long-term investment securities		9,136	302
Loss on settlement of derivatives		1,232	15,577
Other finance costs		189,951	—
Loss on valuation of financial assets at fair value through profit or loss		1,262	—
Loss on valuation of financial liabilities at fair value through profit or loss		7,793	—
Loss on disposal of investments in subsidiaries and associates		2,265	6,473
Impairment loss on investment in associates		83,728	—
Income tax expense		303,952	580,058
Provision for retirement benefits		31,804	32,241
Depreciation and amortization		1,835,104	1,793,862
Bad debt for accounts receivable - trade		22,502	52,177
Loss on disposal of property and equipment and intangible assets		9,628	15,752
Impairment loss on property and equipment and intangible assets		15,438	—
Bad debt for accounts receivable - other		21,845	7,815
Other expenses		1,578	5,663

	￦	2,249,241	2,297,668

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

34.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Accounts receivable - trade	￦	(143,431)	63,278
Accounts receivable - other		369,045	1,560,663
Advance payments		47,108	31,177
Prepaid expenses		3,304	49,822
Inventories		(6,635)	(10,687)
Long-term accounts receivables - other		5,393	521,691
Guarantee deposits		14,331	(6,487)
Accounts payable - other		111,813	243,656
Advanced receipts		6,634	5,726
Withholdings		221,706	94,240
Deposits received		(44,165)	34,659
Accrued expenses		119,764	37,134
Unearned revenue		(81,944)	(23,308)
Provisions		(373,195)	3,767
Long-term provisions		(32,776)	27,080
Plan assets		(26,198)	8,417
Retirement benefit payment		(12,965)	(48,771)
Others		(1,077)	232

	￦	176,712	2,592,289

(3)	Significant non-cash transactions for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Accounts payable - other related to acquisition of tangible assets and others	￦	8,009	876,796
Transfer from available-for-sale financial assets to investment in associates		8,130	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

35.	Subsequent Events

(1)	Disposal of subsidiary and acquisition of subsidiary

As described in note 7, the Company disposed ownership interests in SKY Property Mgmt. Ltd. of 27%, which were accounted for as non-current assets and liabilities held for sale as of December 31, 2012, to SK Innovation Co., Ltd., a related party on January 11, 2013. In addition, the Company acquired 50% of ownership interests in SK Marketing & Company Co., Ltd., a subsidiary, from SK Innovation Co., Ltd. on January 11, 2013, transferred its 100% ownership interests in SK Marketing & Company Co., Ltd. to SK Planet Co., Ltd., a subsidiary, and granted new issues of SK Planet Co., Ltd., as a consideration.

(2)	Merger between subsidiaries

On February 1, 2013, SK Planet Co., Ltd., a subsidiary, merged SK Marketing & Company Co., Ltd. in accordance with the resolution of Board of Directors made on December 21, 2012 for the purpose of maximization of synergy.

(3)	Issuance of note

At January 17, 2013, the Company issued unsecured private bonds of AUD 300 million with fixed interest rate of 4.75% and maturity of November 17, 2017.

Independent Accountant’s Review Report on Internal Accounting Control System (“IACS”)

Based on a report originally issued in Korean

To the Representative Director of

SK Telecom Co., Ltd.

We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of SK Telecom Co., Ltd. (the “Company”) As of December 31, 2012. The Management’s Report, and the design and operation of IACS are the responsibility of the Company’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Company’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS As of December 31, 2012, the Company’s IACS has been appropriately designed and is operating effectively As of December 31, 2012, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”

We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of a company’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.

The Company’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with Korean International Financial Reporting Standards, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.

Our review is based on the Company’s IACS As of December 31, 2012, and we did not review its IACS subsequent to December 31, 2012. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.

February 22, 2013

Report on the Assessment of Internal Accounting Control System (“IACS”)

To the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS for the year ended December 31, 2012.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively As of December 31, 2012, in all material respects, in accordance with the IACS Framework.

February 7, 2013

/s/ Internal Accounting Control Officer

/s/ Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)

Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: April 30, 2013